As filed with the Securities and Exchange Commission on May 8, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pharmasset, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	98-0406340
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

P. Schaefer Price

President and Chief Executive Officer

Pharmasset, Inc.

303-A College Road East

Princeton, New Jersey 08540

(609) 613-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Facsimile: (212) 848-7179	Richard A. Drucker, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Facsimile: (212) 450-3800

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $.001 per share	$75,000,000	$8,025

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2006

Prospectus

                     Shares

Pharmasset, Inc.

Common Stock

Pharmasset, Inc. is offering              shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share. After the offering, the market price for our shares may be outside this range.

We have applied to list our common stock on the Nasdaq National Market under the symbol “VRUS.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to Pharmasset, Inc., before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to              additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2006.

Joint Book-Running Managers

Banc of America Securities LLC	UBS Investment Bank

JMP Securities

                    , 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Pharmasset and our logo are our trademarks, and Racivir is our registered trademark. Other trademarks mentioned in this prospectus are the property of their respective owners.

i

SUMMARY

Although this summary highlights information about us and our business that we believe is important for you to read and consider, you should read this entire prospectus carefully, including “Risk Factors” beginning on page 8 and our consolidated financial statements and the related notes to those financial statements beginning on page F-1, before you decide to buy our common stock. In this prospectus, all references to “Pharmasset,” “the company,” “we,” “us” and “our” refer to Pharmasset, Inc.

Our Business

Overview

We are a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. Our primary focus is on the development of oral therapeutics for the treatment of human immunodeficiency virus, or HIV, hepatitis B virus, or HBV, and hepatitis C virus, or HCV. Our research and development efforts focus on a class of compounds known as nucleoside analogs, which act to inhibit the natural enzymes required for viral replication. Although there are many currently approved antiviral drugs for the treatment of HIV and HBV, the emergence of viral mutations and related drug resistance to these approved therapies necessitates the continued development of new HIV and HBV drugs. We currently have three product candidates, two of which we are developing ourselves and one of which we are developing with a strategic partner:

•	Clevudine, for the treatment of HBV, expected to enter Phase 3 clinical trials in the fourth calendar quarter of 2006;

•	Racivir, for the treatment of HIV, in a Phase 2 clinical trial; and

•	R-4048, a pro-drug of PSI-6130 for the treatment of HCV, expected to enter an initial clinical trial in the first calendar quarter of 2007.

We are developing clevudine and Racivir ourselves in the major global antiviral markets, and we have formed a strategic collaboration with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (collectively Roche) for the development of PSI-6130 and its pro-drugs, including R-4048. Our Roche collaboration provides us with potential income from milestone payments that can be used to fund the advancement of our proprietary product candidates.

Clevudine is an oral, once-daily pyrimidine nucleoside analog that we are developing for the treatment of HBV. We licensed clevudine from Bukwang Pharm. Co., Ltd., a South Korean pharmaceutical company. The World Health Organization, or WHO, has reported that approximately 350 million people worldwide, including approximately 4.4 million people in the United States, Italy, Spain, Germany, the United Kingdom and France, are chronically infected with HBV. Current HBV therapeutics sales in the United States, European Union and the Pacific Rim, which comprises China, Hong Kong, Japan, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand, are estimated to be approximately $500 million and are forecasted to reach nearly $1.0 billion by 2010. HBV replication requires an enzyme known as HBV-polymerase to build chains of viral DNA using naturally occurring nucleosides. Existing nucleoside analog drugs compete to replace the natural nucleoside building blocks in order to terminate the viral chain being built by this enzyme. In contrast, the active form of clevudine acts directly on the HBV-polymerase to reduce its ability to incorporate nucleosides into new viral DNA chains. In preclinical animal models, clevudine also demonstrated the ability to significantly reduce covalently closed circular DNA, or cccDNA, the form of HBV that is believed to be responsible for the persistence of an HBV infection.

Clevudine has been studied in twelve completed clinical trials in a total of more than 600 patients. In two completed South Korean Phase 3 clinical trials in 337 patients, Studies 301 and 302, clevudine demonstrated the ability to significantly reduce HBV viral load in patients. In Study 301, which was conducted in patients in whom a viral protein known as the e-antigen was present, clevudine reduced the viral load to undetectable levels after 24 weeks in 59% of patients and, in Study 302, which was conducted in patients in whom the e-antigen was not present, clevudine reduced viral load to undetectable levels after 24 weeks in 92% of patients. Both of these viral load reductions were statistically significant when compared to placebo groups. In particular, clevudine’s effect on viral load observed after only 24 weeks of treatment was comparable to the effect observed after 48 or 52 weeks of treatment with currently available therapies based on historical data for those therapies. In addition, 24 weeks after cessation of treatment, the average viral load for patients who had received clevudine was still statistically significantly lower than the average viral load for patients who had received placebo. To our knowledge, no other HBV oral therapeutic has demonstrated this prolonged anti-viral effect. We also believe that clevudine may be complementary to existing HBV treatments and has the potential to be used as either a single agent or in combination with existing therapies.

Bukwang recently completed Study 303, a South Korean open-label follow-on study of clevudine that enrolled 55 treatment-naïve patients who were receiving placebo in Studies 301 and 302. Preliminary results released by Bukwang are consistent with the results of Studies 301 and 302. In Study 303, clevudine reduced the viral load to undetectable levels after 48 weeks in 63% of those patients in whom the e-antigen was present and 87% of those patients in whom the e-antigen was not present. We plan to initiate two Phase 3 clinical trials of clevudine in the United States, Europe and other global sites in the fourth calendar quarter of 2006 to determine its safety and efficacy over a 48-week treatment course when compared to an approved HBV therapy.

Racivir is an oral, once-daily cytidine nucleoside analog that we are developing as an HIV therapy for use in combination with other approved HIV drugs. According to the WHO, over 40 million people worldwide, including approximately 1.9 million people in North America and Western and Central Europe, are living with HIV and an additional 40,000 new patients are diagnosed each year in the United States. The current market for HIV therapeutics is approximately $6.5 billion and is estimated to reach $8.0 billion by 2010. A major challenge of antiviral therapy is the emergence of viral mutations that result in forms of the virus that are resistant to current therapies. In preclinical studies, a prevalent viral mutation named M184V, which typically confers resistance to cytidine analogs such as lamivudine and emtricitabine, took longer to emerge when using Racivir than when using either lamivudine or emtricitabine. These results suggest that an initial HIV combination therapy regimen containing Racivir may prolong the benefit of the therapies for treatment-naïve HIV patients. In addition, in preclinical studies, Racivir retained more activity against HIV containing the M184V viral mutation than emtricitabine. We are currently conducting a 60-patient Phase 2 clinical trial to assess Racivir’s activity against the M184V viral mutation. We anticipate preliminary efficacy results from this trial in the middle of 2006.

Roche and we are developing R-4048 for the treatment of HCV. R-4048 is a pro-drug of a molecule we discovered named PSI-6130, an oral cytidine nucleoside analog. A pro-drug is a chemically modified form of a molecule designed to enhance the absorption, distribution and metabolic properties of that molecule. The WHO estimates that nearly 180 million people, or approximately 3% of the world’s population, are infected with HCV. 130 million of these individuals are chronic HCV carriers, at increased risk of developing liver cirrhosis or liver cancer. Approximately 15 million of these chronic carriers are located in the United States, Europe and Japan. Current HCV therapeutics sales in the United States, European Union and Pacific Rim are estimated at approximately $2.1 billion and are forecasted to reach nearly $3.0 billion by 2010. In the fourth calendar quarter of 2005, Roche and we initiated a clinical trial outside the United States in healthy human volunteers to assess the safety and pharmacokinetics of orally administered PSI-6130. In this study, single oral doses of PSI-6130 were generally well-tolerated and achieved bioavailability and pharmacokinetic properties that are likely to be associated with antiviral activity in people infected with HCV. We believe that R-4048 may be able to achieve similar results at a lower dose, making it more competitive with other HCV nucleoside drug candidates. R-4048 is currently in preclinical toxicity studies. Roche and we intend to begin an initial clinical trial with R-4048 in the first calendar quarter of 2007.

We licensed a compound named Dexelvucitibine (formerly Reverset), or DFC, to Incyte Corporation for development as a therapy for treatment-experienced HIV patients. On April 3, 2006, Incyte announced its decision to discontinue its development of DFC after observing an increased incidence of grade 4 hyperlipasemia in the continuation portion of a Phase 2 study. Hyperlipasemia is a marker of pancreatic inflammation. Incyte has notified us of its intention to terminate our license agreement and return its rights related to DFC to us. We intend to analyze the clinical data on DFC generated by Incyte and will decide whether to pursue further development of DFC after we have completed this analysis.

Nucleoside Analog Opportunities in HIV, HBV and HCV

We believe nucleoside analogs are well suited to treat viral diseases because they can be designed to be highly specific and potent, are relatively simple to manufacture, and have the potential for oral administration. Nucleoside analog drugs have a well-established regulatory history, with 11 nucleoside analogs approved by the FDA for the treatment of HIV, HBV or HCV. In addition to clevudine, Racivir and R-4048, we also have other nucleoside analog discovery programs focused on HIV and HCV. Our scientific team of virologists, biologists and nucleoside chemists has experience discovering and developing nucleoside analog drugs for antiviral indications. We have a proprietary library of nucleoside analogs to which our scientists continue to add compounds each year. We have developed proprietary viral and cellular assays that enable us to efficiently evaluate these nucleoside analogs against viral targets to generate new product candidates.

Although there are many approved antiviral drugs for the treatment of HIV and HBV, the emergence of viral mutations and related drug resistance to these approved therapies results in a need for the continued development of new drugs. There are known HIV mutations that cause drug resistance to each of the existing eight FDA-approved nucleoside analogs for the treatment of HIV. In order to suppress viral replication and delay the onset of drug resistance, Highly Active Anti-Retroviral Therapy, or HAART, the standard of care for HIV, calls for treatment with two nucleoside analog drugs combined with a third drug from another class. Long-term therapy with anti-HBV drugs can also lead to the development of drug-resistant strains of the virus that reduce the efficacy of existing treatments. We believe the development of drug-resistant mutations in HCV is also possible. As a result, we believe that combination drug therapies may also be used to treat HBV and HCV.

Our Strategy

Our primary objective is to become a leader in discovering, developing and commercializing novel antiviral therapeutics that provide a competitive advantage and address unmet medical needs. Our primary focus is on the development of oral therapeutics for the treatment of HIV, HBV and HCV. To achieve this goal, we are pursuing the following strategies:

•	Focus on developing our current clinical-stage product candidates and advancing them toward marketing approval;

•	Maintain a broad pipeline of potential product candidates to diversify commercial opportunities and reduce our dependence on any one product candidate’s clinical or commercial success;

•	Leverage our core competency in nucleoside chemistry for research innovation and the discovery of additional product candidates; and

•	Commercialize our products ourselves or through collaborations, where appropriate, to optimize economic returns while managing financial risk.

Risk Factors

We are subject to a number of risks of which you should be aware before you decide to buy our common stock. These risks are more fully described under the heading “Risk Factors.” All of our product candidates are in the development stage. Neither we nor our collaborative partner has received regulatory approval for, or generated commercial revenues from, any of our product candidates. If we do not successfully obtain regulatory approval for, or commercialize any of our product candidates, we will be unable to achieve our business objectives. Since inception we have incurred net losses. As of December 31, 2005, we had an accumulated deficit of $39.1 million. We expect to continue to incur increasing losses over the next several years, and we may never become profitable.

Corporate Information

We were initially incorporated as Pharmasset, Ltd. on May 29, 1998 under the laws of Barbados. We became domesticated as a corporation under the laws of the State of Delaware on June 8, 2004 as Pharmasset, Inc., and the existence of Pharmasset, Ltd. in Barbados was discontinued on June 21, 2004. Pharmasset, Inc., then-existing as a Georgia corporation and the only subsidiary of Pharmasset, Ltd. was merged with and into us on July 23, 2004.

In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. For tax reporting purposes in 2005, we have retained a twelve-month year ended December 31, 2005.

During the third quarter of 2005, we moved our corporate headquarters, laboratory operations and employees from Atlanta, Georgia to Princeton, New Jersey. Our principal executive offices are located at 303-A College Road East, Princeton, New Jersey 08540. Our telephone number is (609) 613-4100, and our Internet address is www.pharmasset.com. Information contained in our website does not constitute a part of this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds

We intend to use the net proceeds of this offering to further our clinical development programs, primarily clevudine and Racivir, for research and development related to our preclinical programs and for general corporate purposes.

Proposed Nasdaq National Market symbol	“VRUS”

The number of shares of our common stock that will be outstanding after this offering is based on 21,927,502 shares of common stock outstanding on an as-converted basis as of December 31, 2005, and unless specifically stated otherwise, the information in this prospectus excludes:

•	3,093,562 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2005, at a weighted average exercise price of $2.28 per share, of which options to purchase 1,069,024 shares of our common stock were then exercisable;

•	1,254,960 shares of our convertible preferred stock issuable as of December 31, 2005 upon the exercise of Series D-1 warrants exercisable at an exercise price of $0.10;

•	470,588 shares of our convertible preferred stock issuable as of December 31, 2005 upon the exercise of Series R-1 warrants exercisable at an exercise price of $12.75;

•	38,328 shares of our common stock reserved as of December 31, 2005 for future grant under our 1998 Stock Plan; and

•	shares of our common stock issuable in connection with the underwriters’ over-allotment option.

Summary Consolidated Financial Data

The following table contains our summary consolidated financial information. In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. The following summary statement of operations data for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005 and the balance sheet data as of December 31, 2004 and September 30, 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended December 31, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2005, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our consolidated financial statements. In the opinion of management, the unaudited summary consolidated financial data presented below reflect all adjustments necessary for a fair presentation of this data. The summary statements of operations data for the years ended December 31, 2001 and 2002 have been derived from our unaudited financial statements that are not included in this prospectus. The results from the nine-month period ended September 30, 2005 are not indicative of results that would have been achieved for the twelve-month period ended September 30, 2005.

The pro forma net loss per common share reflects the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock into shares of our common stock as of the beginning of each period presented. The pro forma as adjusted balance sheet data reflect the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock into shares of our common stock and the sale of              shares of our common stock offered based on an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The summary financial information set forth below should be read together with our consolidated financial statements and the related notes to those financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three months ended December 31, 2005 are not indicative of results expected for the full fiscal year.

	Year Ended December 31,				Nine Months Ended September 30,	Three Months Ended December 31,
	2001	2002	2003 Restated(1)	2004	2005	2004	2005
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Contract revenues	—	—	$509	$2,208	$3,719	$598	$833
Contract revenues, related parties	$3,353	$3,393	—	—	—	—	—
Government grant revenues	330	299	538	545	—	—	—

Total revenues	3,683	3,692	1,047	2,753	3,719	598	833

Costs and expenses:
Research and development	4,264	5,751	4,809	5,317	10,468	2,002	2,244
General and administrative	1,206	1,321	1,761	2,898	8,096	476	1,960

Total costs and expenses	5,470	7,072	6,570	8,215	18,564	2,478	4,204

Operating loss	(1,787)	(3,380)	(5,522)	(5,462)	(14,845)	(1,880)	(3,371)
Investment income	507	333	182	495	1,136	239	280
Loss before income taxes	(1,280)	(3,047)	(5,341)	(4,967)	(13,709)	(1,641)	(3,091)
Provision for income taxes	26	84	337	17	—	17	—

Net loss	(1,306)	(3,131)	(5,677)	(4,984)	(13,709)	(1,658)	(3,091)

Preferred stock accretion	35	37	37	533	1,223	312	116

Net loss attributable to common shareholders	$(1,341)	$(3,168)	$(5,714)	$(5,517)	$(14,932)	$(1,970)	$(3,207)

	Year Ended December 31,				Nine Months Ended September 30,	Three Months Ended December 31,
	2001	2002	2003 Restated(1)	2004	2005	2004	2005
	(in thousands, except share and per share data)
Net loss per common share:
Basic and diluted	$(0.23)	$(0.54)	$(0.93)	$(0.89)	$(1.50)	$(0.32)	$(0.21)

Weighted average number of shares used in per common share calculations:
Basic and diluted	5,841,250	5,841,250	6,161,210	6,166,495	9,945,695	6,179,601	15,562,259

Pro forma net loss per common share:
Basic and diluted	N/A	N/A	$(0.44)	$(0.34)	$(0.69)	$(0.09)	$(0.15)

Weighted average number of shares used in pro forma per common share calculations:
Basic and diluted	N/A	N/A	12,935,313	16,147,532	21,488,160	21,088,389	21,850,847

	As of December 31, 2004	As of September 30, 2005	As of December 31, 2005	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$307	$33,442	$28,469	$
Short-term investments	54,932	12,007	11,751
Working capital	51,687	38,822	34,933
Total assets	57,417	47,441	44,202
Deferred revenue	12,136	12,044	11,635
Redeemable convertible preferred stock	49,394	17,815	17,931
Total stockholders’ (deficit) equity	$(6,646)	$12,382	$9,148	$

(1)	See the discussion of the restatement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 16 to the audited consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment decision, you should carefully consider the following risk factors in addition to the other information in this prospectus. If any of the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Risks Related to Drug Discovery, Development and Commercialization

We are subject to significant regulatory requirements, which could delay, prevent or limit our ability to market our product candidates, including clevudine, Racivir and R-4048.

Our research and development activities, preclinical studies, clinical trials, manufacturing and the anticipated marketing of our product candidates are subject to extensive regulation by a wide range of governmental authorities in the United States, including the FDA and by comparable authorities in Europe and elsewhere. To date, none of our product candidates has been approved for sale by regulatory authorities. Neither we nor our collaborators, independently or collectively, will be able to commercialize any of our product candidates until we or they obtain FDA approval in the United States or approval by comparable regulatory agencies in Europe and other countries. To satisfy FDA or foreign regulatory approval standards for the commercial sale of our product candidates, we must, among other requirements, demonstrate in adequate and well-controlled clinical trials that our product candidates are safe and effective. We have conducted initial preclinical studies and early-stage clinical trials of Racivir and PSI-6130, of which R-4048 is a pro-drug. These trials were not primarily designed to demonstrate the efficacy of Racivir or PSI-6130 as therapeutic agents, but rather to collect data on safety and determine the appropriate dose. Even if our product candidates achieve positive results in preclinical and early clinical trials, similar results may not be observed in subsequent trials and results may not prove to be statistically significant or demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies.

The FDA also regulates the manufacturing facilities of our third-party manufacturers. Prior to approval, the FDA inspects manufacturing facilities to ensure compliance with current Good Manufacturing Practices, or cGMP, including quality control and record-keeping measures. Post-approval, the FDA and certain state agencies subject these facilities to unannounced inspections to ensure continued compliance with cGMP. Failure to satisfy the pre-approval inspection or subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our collaborators, may result in an inability to receive approval, delay in approval or restrictions on the product or on the manufacturing post-approval, including a withdrawal of the drug from the market or suspension of manufacturing.

We will also require foreign regulatory approval with respect to the sale of our products outside of the United States. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by foreign regulatory authorities. Many foreign regulatory authorities have different approval procedures from those required by the FDA and may impose additional testing requirements for our product candidates.

The regulatory approval process is expensive and time-consuming, and the timing of receipt of regulatory approval is difficult to predict. Our product candidates could require a significantly longer time to gain regulatory approval than expected, or may never gain approval. We cannot assure you that, even after expending substantial time and financial resources, we will obtain regulatory approval for any of our product candidates. A delay or denial of regulatory approval could delay or prevent our ability to generate product revenues and to achieve profitability. Changes in the regulatory approval policy during the development period of any of our product candidates, changes in, or the enactment of, additional regulations or statutes, or changes in regulatory review practices for a submitted product application may cause a delay in obtaining approval or result in the rejection of an application for regulatory approval. Regulatory approval, if obtained, may be made subject to limitations on the indicated uses for which we may market a product. These limitations could adversely affect our potential product revenues.

Our product candidates must undergo rigorous clinical trials, the results of which are uncertain and could substantially delay or prevent us from bringing drugs to market.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical trials in humans to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies. Clinical trials of new product candidates sufficient to obtain regulatory marketing approval are complex and expensive and take years to complete. In addition, the results obtained in earlier-stage testing may not be indicative of results in future trials. For example, estimates of viral load reduction and activity against HIV and HBV obtained from preclinical studies and small-scale clinical trials are not necessarily indicative of results that could be achieved in larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier preclinical studies and clinical trials. We cannot assure you that we will successfully complete our planned clinical trials. Both Bukwang and we have limited experience in conducting and managing the clinical trials necessary to obtain FDA approval or approval by other regulatory authorities. Our collaborators or we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval or commercializing our product candidates, including the following events:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical studies or to abandon programs;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory agencies;

•	we, or regulators, may suspend or terminate clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the effects of our product candidates on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use.

Delays in clinical trials could result in increased costs to us and delay our ability to obtain regulatory approval and commercialize our product candidates.

Significant delays in clinical trials could materially affect our product development costs and delay regulatory approval of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

•	delays or failures in obtaining regulatory approval to commence a trial;

•	delays or failures in obtaining clinical materials and manufacturing sufficient quantities of the product candidate for use in trials;

•	delays or failures in reaching agreement on acceptable terms with prospective study sites;

•	delays or failures in obtaining approval of our clinical trial protocol from an institutional review board to conduct a clinical trial at a prospective study site;

•	delays in recruiting patients to participate in a clinical trial;

•	failure of our clinical trials and clinical investigators to be in compliance with the FDA’s Good Clinical Practices;

•	unforeseen safety issues;

•	inability to monitor patients adequately during or after treatment;

•	difficulty monitoring multiple study sites; and

•	failure of our third-party clinical trial managers to satisfy their contractual duties, comply with regulations or meet expected deadlines.

Completion of clinical trials depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion, which depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s therapeutic endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents; and

•	competition for patients by clinical trial programs for other treatments.

We may experience difficulties in enrolling patients in our clinical trials, which could increase the costs or affect the timing or outcome of clinical trials.

Our product candidates may have undesirable side effects when used alone or in combination with other products that prevent their regulatory approval or limit their use if approved.

We must demonstrate the safety of our product candidates to obtain regulatory approval. Although in clinical trials to date, clevudine, Racivir and PSI-6130 were generally well tolerated, these trials involved a small number of patients and we may observe significant adverse events for these drug candidates or for R-4048 in the future. For example, on April 3, 2006, Incyte announced its decision to discontinue its development of DFC after observing an increased incidence of grade 4 hyperlipasemia in the continuation portion of a Phase 2 study. Any side effects identified in the course of our clinical trials or that may otherwise be associated with our product candidates may outweigh the benefits of our product candidates and prevent regulatory approval or limit their market acceptance if they are approved. Recent developments in the pharmaceutical industry have prompted heightened government awareness of safety reporting and pharmacovigilance. Global health authorities may impose regulatory requirements to monitor safety that may burden our ability to commercialize our drug products.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our product candidates, which would negatively affect our ability to achieve profitability.

If approved for marketing, the commercial success of our product candidates will depend upon their acceptance by physicians and the medical community, patients, and private, government and third-party payors as clinically useful, safe and cost-effective therapeutics. The degree of market acceptance of any of our approved products will depend upon a number of factors, including:

•	the indication for which the product is approved, as well as its approved labeling;

•	the establishment and demonstration in the medical community of the safety and efficacy of our products;

•	the prevalence and severity of adverse side effects;

•	the presence of other competing approved therapies;

•	the potential advantages of our products over existing and future treatment methods;

•	the relative convenience and ease of administration of our products;

•	the strength of our sales, marketing and distribution support;

•	the price and cost-effectiveness of the product; and

•	sufficient third-party reimbursement.

We are aware that a significant number of drug candidates are currently under development and may become available in the future for the treatment of HIV, HBV and HCV, and may be approved prior to any of our drugs coming to market. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new therapeutics are introduced that are more favorably received than our products or that render our products obsolete, or if unacceptable levels of drug resistance or significant adverse events occur. If our products do not achieve and maintain market acceptance, we will not be able to generate sufficient revenue from product sales to attain profitability.

Even if we obtain regulatory approvals, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our marketing approvals and our business would be seriously harmed.

Following initial regulatory approval of any drugs we or our collaborators may develop, we and our collaborators will be subject to continuing regulatory review by the FDA or other regulatory authorities, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. This would include results from any post-marketing follow-up studies or other reporting required as a condition to approval. The manufacturing, distribution, labeling, packaging, storage, advertising, promotion, reporting and record-keeping related to the product will also be subject to extensive ongoing regulatory requirements. In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to withdrawal of a product from the market.

Furthermore, our third-party manufacturers and the manufacturing facilities that they use to make our product candidates are regulated by the FDA. Quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug and biologics manufacturers and their subcontractors are required to register their facilities and products manufactured annually with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and/or other foreign authorities. Any subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our collaborators, may result in restrictions on the product, or on the manufacturing or laboratory facility, including a withdrawal of the drug from the market or suspension of manufacturing. In addition, any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our third-party manufacturers will also be subject to ongoing FDA requirements for submission of safety and other post-market information. If we, our collaborators or our third-party manufacturers fail to comply with applicable continuing regulatory requirements, our business could be seriously harmed because a regulatory agency may:

•	issue warning letters;

•	suspend or withdraw our regulatory approval for approved products;

•	seize or detain products or recommend a product recall;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	suspend any of our ongoing clinical trials;

•	impose restrictions on our operations;

•	close the facilities of our contract manufacturers; or

•	impose civil or criminal penalties.

Our research and development efforts may not result in additional product candidates being discovered, which could limit our ability to generate revenues in the future.

Our research and development efforts may not lead to the discovery of any additional product candidates that would be suitable for further preclinical or clinical development. The discovery of additional product candidates requires significant research and preclinical studies, as well as a substantial commitment of resources. Many lead compounds that appear promising in preclinical studies fail to progress to become product candidates in clinical trials. There is a great deal of uncertainty inherent in our research and development efforts and, as a consequence, in our ability to fill our drug development pipeline with promising additional product candidates.

We have no sales, marketing or distribution experience. If we decide to develop these capabilities, we would have to invest significant amounts of financial and management resources and we may be subject to growing federal, state and foreign regulation.

To develop internal sales, distribution and marketing capabilities, we would have to invest significant amounts of financial and management resources. We are still evaluating whether we will develop this capability internally or outsource these functions to third parties. If we decide to develop these capabilities internally, we could face a number of risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing, training and providing regulatory oversight for a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

The marketing and advertising of our drug products by our collaborators or us will be regulated by the FDA, certain state agencies or foreign regulatory authorities. Violations of these laws and regulations, including promotion of our products for unapproved uses or failing to disclose risk information, may result in the issuance of enforcement letters or other enforcement action by the FDA or foreign regulatory authorities that could jeopardize our ability to market the product.

In addition to FDA or foreign regulation, the marketing of our drug products by us or our collaborators will be regulated by federal, state or foreign laws pertaining to health care “fraud and abuse,” such as the federal anti-kickback law prohibiting bribes, kickbacks or other remuneration for the order or recommendation of items or services reimbursed by federal health care programs. Many states have similar laws applicable to items or services reimbursed by commercial insurers. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including the Medicare, Medicaid and Veterans Affairs healthcare programs. Because of the far-reaching nature of these laws, we may be required to discontinue one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. Any violations of these laws, or any action against us for violations of these laws, even if we successfully defend against it, could have a material adverse effect on our business, financial condition and results of operations.

We could also become subject to false claims litigation under federal statutes, which can lead to civil money penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state health care programs. These false claims statutes include the False Claims Act, which allows any person to bring a suit on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. These suits against pharmaceutical companies have increased significantly in volume and breadth in recent years. Some of these suits have been brought on the basis of certain sales practices promoting drug products for unapproved uses. This new growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay fines or restitution, or be excluded from the Medicare, Medicaid, Veterans Affairs and other federal and state healthcare programs as a result of an investigation arising out of such action. We may become subject to such litigation and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Performance and Business Operations

We have incurred net losses since our inception and we anticipate that we will incur significant continued net losses for the next several years, and our future profitability is uncertain.

We are a clinical-stage pharmaceutical company with a limited operating history upon which an investor can evaluate our operations and future prospects. We have incurred net losses in each year since our inception in 1998. For the three months ended December 31, 2005, we had a net loss of $3.1 million, and for the nine months ended September 30, 2005, we had a net loss of $13.7 million. As of December 31, 2005, we had an accumulated deficit of $39.1 million. We do not expect to generate significant revenue from our product candidates for the next several years and we expect to continue to incur significant operating losses in future periods. We expect to incur substantial costs to further our drug discovery and development programs and that our rate of spending will accelerate as a result of the increased costs and expenses associated with preclinical and clinical development, particularly when we begin Phase 3 clinical trials for clevudine and Racivir. In addition, as we establish and expand our operations in Princeton, New Jersey, we will need to continue to improve our facilities and hire additional personnel. As a result, we expect that our annual operating losses will increase significantly over the next several years.

Our revenue and profit potential is unproven, and our limited operating history makes our future operating results difficult to predict. To attain profitability, we and our collaborators will need to successfully develop products and effectively market and sell them. We have never generated revenue from the sale of products, and there is no guarantee that we will be able to do so in the future. If any of our drug candidates fail to show positive results in ongoing clinical trials, and we or our collaborators do not receive regulatory approval, or if our product candidates do not achieve market acceptance even if approved, we may never become profitable. If we fail to become profitable, or if we are unable to continue to fund our continuing losses, we may be unable to continue our clinical development programs, and you could lose your entire investment.

We will require substantial funds in addition to the net proceeds of this offering and we may be unable to raise capital when needed, which could force us to delay, reduce or eliminate some of our drug discovery, product development and commercialization activities.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We may require significant additional financing in the future to fund our operations. Such financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the costs and timing of obtaining regulatory approval;

•	the costs of the development and expansion of our operational infrastructure;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the amount of revenues we receive under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses; and

•	any costs that we may incur under current and future licensing arrangements relating to our product candidates.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, many of which are beyond our control. Additional financing may not be available when we need it or, if available, may not be on terms that are favorable to us. If we are unable to obtain adequate funding on a timely basis, we may be required to delay, reduce the scope of, or eliminate one or more of our drug discovery or development programs. We may also raise additional funds through public or private equity offerings or debt financings. To the extent that we raise additional capital by issuing equity or equity-linked securities, our stockholders’ ownership will be diluted. Any debt financing we enter into may include covenants that limit our flexibility in conducting our business. We also could be required to seek funds through arrangements with collaborators or others, which might require us to relinquish valuable rights to our intellectual property or product candidates that we would have otherwise retained.

Our success depends in part on our ability to retain and recruit key personnel, and if we fail to do so, it may be more difficult for us to successfully develop our products or achieve our business objectives.

Our success depends in part on our ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent on our senior management and scientific staff, particularly P. Schaefer Price, our President and Chief Executive Officer and Kurt Leutzinger, our Chief Financial Officer. We do not maintain key man insurance for our senior management or scientific staff. The loss of the services of any of our senior management or key members of our scientific staff may significantly delay or prevent the successful completion of our clinical trials or the commercialization of our product candidates.

Our success will also depend on our ability to hire and retain additional qualified scientific and management personnel. Competition for qualified individuals in the pharmaceutical field is intense, and we face competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may be unable to attract and retain qualified individuals on acceptable terms given the competition for such personnel. If we are unsuccessful in our recruiting efforts, we may be unable to execute our strategy.

The requirements of being a public company may strain our administrative and operational infrastructure and will increase our operating costs.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing requirements of the Nasdaq National Market, Inc. Section 404 of the Sarbanes-Oxley Act requires management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We expect that the obligations of being a public company will require significant additional expenditures and will place additional demands on our management, administrative, operational, internal audit and accounting resources as we comply with the reporting requirements of a public company. We will also need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, expand our internal audit function, and hire additional accounting, audit and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our general and administrative expenses. For example, in connection with the audit of our financial statements for the years ended December 31, 2003 and

2004 and the nine months ended September 30, 2005, our auditors advised us that we did not maintain effective controls over the timely identification, evaluation and accurate resolution of non-routine and complex accounting matters, specifically related to equity and revenue transactions, and over the process of including complete and appropriate presentation of items required by GAAP in the financial statements and notes thereto. In the judgment of our auditors, this reportable condition constituted a material weakness under the Interim Standards of the Public Company Accounting Oversight Board. We intend to remedy this material weakness by hiring a person who will have senior management responsibility for external financial reporting in order to meet the accounting and reporting requirements of a public company. If we are unable to accomplish these objectives in a timely and effective manner, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth.

As of December 31, 2005, we had 34 employees, 22 of whom performed research and development functions. We plan to hire a significant number of additional employees by the end of 2006. For example, we plan to hire several additional employees as required each year to add depth and specialized expertise to our scientific and management team. In addition, we have identified the need to hire a person who will have senior management responsibility for external financial reporting in order to meet the accounting and reporting requirements of a public company. We expect that this substantial growth will place a strain on our administrative and operational infrastructure. If the product candidates that we are developing continue to advance in clinical trials, we will need to expand our development, regulatory, manufacturing, quality, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to develop additional relationships with various collaborators, contract research organizations, suppliers, manufacturers and other organizations. We may not be able to establish such relationships or may incur significant costs to do so. Our ability to manage our growth will also require us to continue to improve our operational, financial and management controls, reporting systems and procedures, which will further increase our operating costs. If we are unable to successfully manage the expansion of our operations or operate on a larger scale, we will not achieve our strategic objectives.

Risks Related to Our Dependence on Third Parties

We have licensed PSI-6130 and its pro-drugs, including R-4048, to Roche, and we will depend on Roche to continue its development and commercialization.

We are developing R-4048 under a collaborative licensing agreement that we entered into with Roche in October 2004. We are dependent on Roche to continue the development of R-4048 and successfully commercialize it. Roche may terminate its agreement with us without cause on six months’ notice. If Roche fails to aggressively pursue the development and marketing approval of R-4048, or if a dispute arises with Roche over the terms or the interpretation of the collaboration agreement or an alleged breach of any provision of the agreement, or if Roche terminates its agreement, then the development and commercialization of R-4048, or our ability to receive the expected payments under this agreement, could be delayed or adversely affected.

Roche is subject to many of the same development and commercialization risks to which we are subject. If Roche decides to devote resources to alternative products, either on its own or in collaboration with other pharmaceutical companies, Roche may not devote sufficient resources to the development of R-4048. Further, if Roche decides to pursue additional therapies for the diseases these product candidates target, future sales of R-4048 could be adversely affected. We are aware that Roche has an internal program to develop another molecule, known as R-1626, as a treatment for HCV. Both R-4048 and R-1626 act as inhibitors of the HCV RNA polymerase. Any adverse development in Roche’s operations or financial condition could adversely affect the development and commercialization of R-4048 or other pro-drugs of PSI-6130, and our receipt of future milestone payments and royalties on its sales.

We and our collaborators depend on third parties to conduct our clinical trials, which may result in costs and delays that prevent us from obtaining regulatory approval or successfully commercializing our product candidates.

We and our collaborators engage clinical investigators and medical institutions to enroll patients in our clinical trials and contract research organizations to perform data collection and analysis and other aspects of our preclinical studies and clinical trials. As a result, we depend on these clinical investigators, medical institutions and contract research organizations to perform these activities on a timely basis in accordance with good laboratory practices, good clinical trial practices, and other regulatory requirements. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed, terminated or our data may be rejected by the FDA. If there are delays in testing or obtaining regulatory approvals as a result of a third party’s failure to perform, our drug discovery and development costs will increase and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

If parties on whom we rely to manufacture our products or product candidates do not manufacture the active pharmaceutical ingredients or finished products of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates could be delayed.

We do not currently own or operate manufacturing facilities; consequently, we rely on third parties as sole suppliers of clinical investigational quantities of our product candidates. We do not expect to establish our own manufacturing facilities and we will continue to rely on third-party manufacturers to produce commercial quantities of any drugs that we market. Our current and anticipated future dependence on third parties for the manufacture of our product candidates may adversely affect our ability to develop and commercialize any product candidates on a timely and competitive basis.

To date, our product candidates have only been manufactured in quantities sufficient for preclinical studies or initial clinical trials. In connection with our application for commercial approvals and if any product candidate is approved by the FDA or other regulatory agencies for commercial sale, we will need to procure commercial quantities from qualified third-party manufacturers. We may not be able to contract for increased manufacturing capacity for any of our product candidates in a timely or economic manner or at all. A significant scale-up in manufacturing may require additional validation studies, which the FDA and other regulatory agencies must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed, or there may be a shortage of supply, which could limit our sales.

Other risks associated with our reliance on contract manufacturers include the following:

•	Contract manufacturers may encounter difficulties in achieving volume production, quality control, and quality assurance and also may experience shortages in qualified personnel and obtaining active ingredients for our products.

•	If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance. This would involve pre-approval inspections to ensure compliance with FDA and foreign regulations and standards.

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Contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with cGMP and other governmental regulations and corresponding foreign standards. We do not have control over compliance by our contract manufacturers with these regulations and standards. Our present or future contract manufacturers may not be able to comply with cGMP and other FDA requirements or other regulatory requirements outside the United States. Failure of contract manufacturers to comply with applicable regulations could result in delays, suspensions or withdrawal of approvals, seizures or recalls of product candidates and operating restrictions, any of which could significantly and adversely affect our business.

•	Contract manufacturers may breach the manufacturing agreements that we or our development partners have with them because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient to us.

Changes to the manufacturing process during or following the completion of clinical trials also require sponsors to demonstrate to the FDA that the product manufactured under the new conditions is comparable to the product that was the subject of earlier clinical testing. This requirement applies to moving manufacturing functions to another facility. A showing of comparability requires non-clinical data demonstrating that the product continues to be safe, pure and potent based on chemical, physical and biological assays. If we demonstrate comparability, additional clinical safety and/or efficacy trials with the new product may not be needed. The FDA will determine if comparability data are sufficient to demonstrate that additional clinical studies are unnecessary. If the FDA requires additional trials to demonstrate comparability, our clinical trials or FDA approval of our products may be delayed.

We may experience difficulties in entering into contracts on favorable terms for supplies of our products for future preclinical studies and clinical trials, which could prevent us from completing these studies and delay the commercialization of our products.

We will need to enter into supply agreements for additional supplies of each of our product candidates to complete clinical development and/or commercialize them. We cannot assure you that we will be able to do so on favorable terms, if at all. We do not have a sufficient quantity of clevudine for Phase 3 clinical trials, and we will need to procure additional supplies of clevudine prior to initiating those trials. We have identified a supplier that manufactured the supply of clevudine used in previous and ongoing clinical trials, and we have entered into an agreement for the manufacture of clevudine. If this manufacturer experiences any delay in manufacturing the necessary clinical supply of clevudine, the start of our Phase 3 program would be delayed. This supplier of clevudine is also responsible for providing us with all supporting data, documentation and information necessary for completing the chemistry, manufacturing and controls section of our NDA that relates to the planned routine production and testing of the drug as well as assisting us in equivalent regulatory applications outside of the United States. If we obtain marketing approval for clevudine, we will need to procure additional commercial supplies of clevudine from qualified third-party manufacturers.

We will need to procure additional supplies of Racivir to complete our future preclinical studies and clinical trials. We are currently in the process of identifying and evaluating the qualifications of potential suppliers that could manufacture Racivir, including the company that manufactured our current supply of Racivir; however, we have not yet entered into any supply agreements.

We will need to procure additional supplies of R-4048 to complete our future preclinical studies and clinical trials. We are currently in the process of identifying and evaluating the qualifications of potential suppliers that could manufacture R-4048.

We will need to enter into supply agreements for additional supplies of each of our product candidates to complete clinical development and/or commercialize them. We cannot assure you that we will be able to do so on favorable terms, if at all.

If conflicts arise between our collaborators and us, our collaborators may act in their best interest and not in our best interest, which could adversely affect our business.

Conflicts may arise with our collaborators if they pursue alternative therapies for the diseases that we have targeted or develop alternative products either on their own or in collaboration with others. Competing products, either developed by our collaborators or any future collaborators or to which our present collaborators or any future collaborators have rights, may result in development delays or the withdrawal of their support for our product candidates.

Additionally, conflicts may arise if there is a dispute about the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of the collaborative arrangement. Similarly, the parties to a collaboration agreement may disagree as to which party owns newly developed products. Should an agreement be terminated as a result of a dispute and before we have realized the benefits of the collaboration, our reputation could be harmed and we might not obtain revenues that we anticipated receiving.

We may rely on other collaborators in the future and if future collaborations are not successful, we may not be able to effectively develop and commercialize our product candidates.

We may decide to enter into future collaboration agreements for the development and commercialization of clevudine, Racivir or other product candidates that we may identify in the future. We may not be successful in entering into any additional collaborative arrangements.

Relying on collaborative relationships poses a number of risks to us, including the following:

•	we may be required to relinquish important rights, including intellectual property, marketing and distribution rights;

•	we will not be able to control whether our collaborators will devote sufficient resources to the development or commercialization of the product candidates we license;

•	we will not have access to all information regarding the products being developed and commercialized by our collaborators, including information about clinical trial design and execution, regulatory affairs, process development, manufacturing, marketing and other areas known by our collaborators. Thus, our ability to keep our stockholders informed about the status of our collaborated products will be limited by the degree to which our collaborators keep us informed;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness to actively pursue the development and commercialization of any products resulting from a collaboration;

•	a collaborator may separately move forward with a competing product candidate either developed independently or in collaboration with others, including our competitors;

•	collaborators with marketing rights may choose to devote fewer resources to the marketing of our products than they do to other products they are selling;

•	our collaborators may experience financial difficulties and may be unable to fund the clinical trials, fulfill their obligations under collaboration agreements with us or delay paying us agreed-upon milestone payments, reimbursements, royalties or other committed amounts; and

•	disputes may arise between us and our collaborators delaying or terminating the research, development or commercialization of our drug candidates, resulting in litigation or arbitration that could be time-consuming and expensive.

A collaborator may terminate its agreement with us or simultaneously pursue alternative products, therapeutic approaches or technologies as a means of developing treatments for the diseases targeted by us or our collaborative effort or us. If a partner terminates its agreement, the development or commercialization of our products could be delayed or terminated, or we could be required to undertake unforeseen additional responsibilities or devote unbudgeted additional resources to such development or commercialization.

If we fail to enter into additional in-licensing agreements or if these arrangements are unsuccessful, our ability to fill our clinical pipeline may be adversely affected.

In addition to entering into collaborative agreements with third parties for the development and commercialization of our product candidates, we intend to continue to explore opportunities to further enhance our discovery and development capabilities and develop our clinical pipeline by in-licensing product candidates that fit within our expertise and research and development capabilities. We will face substantial competition for in-licensing opportunities from companies focused on antiviral therapies, many of which may have greater resources than we do. Additional in-licensing agreements for product candidates may not be available to us, or if available, the terms may not be favorable. We may also need to license additional technologies in order to continue to develop our clinical pipeline. If we are unable to enter into additional agreements to license product candidates or technologies, or if these arrangements are unsuccessful, our clinical pipeline may not contain a sufficient number of promising future product candidates and our research and development efforts could be delayed.

Risks Related to Our Intellectual Property

We licensed Racivir, one of our lead product candidates, from Emory University, and our rights to commercialize Racivir are subject to a right of first refusal held by Gilead, and uncertainties related to these rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir.

We licensed Racivir from Emory University pursuant to an exclusive, worldwide license agreement to make, have made, use, import, offer for sale and sell Racivir, which we entered into in 1998, referred to as the Racivir License Agreement. In a license agreement relating to emtricitabine that Emory University entered into with Triangle Pharmaceuticals, now Gilead Sciences, Inc., or Gilead, in 1996, which we refer to as the Emory/Gilead License Agreement, Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to a specified range of mixtures of (–) – FTC and (+) – FTC, referred to as enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to any of the inventors (which included two of our founders) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. Our license to Racivir was granted to us by Emory University pursuant to this exception and therefore we are bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The terms of this right of first refusal as set forth in the Emory/Gilead License Agreement require that, prior to the entry into any license or assignment agreement with a third party relating to any of Emory University’s rights in respect of enriched FTC, Emory University shall notify Gilead of the terms of the proposed agreement and provide a copy of the proposed agreement to Gilead together with all data and information in Emory University’s possession relating to enriched FTC and its use as a therapeutic agent. Gilead has 30 days to accept or decline the offer. Although Emory University considers Pharmasset to be a permitted transferee under the Emory/Gilead License Agreement, Emory University has subsequently taken the position that some of the rights it granted to us exceeded what was permitted under its agreement with Gilead.

In March 2004, we entered into a supplemental agreement with Emory University in which we and Emory University agreed that, prior to any commercialization of enriched FTC by us, or by any licensee or assignee of our rights under the Racivir License Agreement, we and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead License Agreement and offer to Gilead the same terms and conditions under which we, our licensee or our assignee, propose to commercialize enriched FTC. The supplemental agreement also outlines a procedure by which Emory University and we would jointly offer the terms of a proposed license and commercialization agreement between us and a third party to Gilead after Emory University has the opportunity to approve them. Therefore, before we could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on our own, we would be required to offer Gilead the opportunity to be our commercialization partner on the same terms on which we intend, or our prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with us knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to our commercialization rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir. In addition, we could become involved in litigation or arbitration related to our commercialization rights to Racivir in the future.

If we are unable to obtain and maintain adequate patent protection for our product candidates, we may be unable to commercialize our product candidates or to prevent other companies from using our intellectual property in competitive products in certain countries.

Our commercial success will depend, in large part, on our ability and the ability of our licensors to obtain and maintain patents and proprietary intellectual property rights sufficient to prevent others from marketing our product candidates, as well as to successfully defend and enforce those patents against infringement and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. We have filed or may in the future file our own patent applications, and we have also licensed certain patents, patent applications and other proprietary rights from third parties.

Our patent position, like that of many pharmaceutical and biotechnology companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, such patents may not adequately protect the products or technologies we own or have licensed. In addition, we generally do not control the patent prosecution of subject matter that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would over our own. Others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. We cannot assure you as to the degree of protection that we will be afforded by any patents issued to, or licensed by, us. The laws of many countries may not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, we may not be able to prevent a third party from infringing our patents in a country that does not recognize or enforce patent rights, or that imposes compulsory licenses on or restricts the prices of life-saving drugs. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our or our licensors’ pending patent applications and issued patents, and we may have to participate in expensive and protracted interference proceedings to determine priority of invention;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	our or our licensors’ pending patent applications may not result in issued patents;

•	our or our licensors’ issued patents may not provide a basis for commercially viable products or may not provide us with any competitive advantages or may be challenged by third parties;

•	others may design around our or our licensors’ patent claims to produce competitive products which fall outside the scope of our or our licensors’ patents; or

•	the patents of others may prevent us from marketing one or more of our product candidates for one or more indications that may be valuable to our business strategy.

An issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product. Third parties may have or obtain rights to blocking patents that could be used to prevent us from commercializing our patented products and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to prevent competitors from marketing related product candidates or could limit the length of the term of patent protection of our product candidates. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology and our competitors may independently develop similar technologies. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent or potential patent extension may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The defense and prosecution of intellectual property rights, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere are costly and time-consuming and their outcome is uncertain. In general, there is a substantial amount of litigation involving patent and other intellectual property rights in the biopharmaceutical industry. Litigation may be necessary to:

•	assert or defend claims of infringement;

•	enforce patents we own or license;

•	protect trade secrets; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and it will divert the efforts of our scientific and management personnel. Uncertainties resulting from the initiation and continuation of litigation, interference or other administrative proceedings could have a material adverse effect on our ability to compete in the marketplace pending resolution of the disputed matters. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially reasonable terms, if at all. We or our collaborators may be restricted or prevented from developing and commercializing our products in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. In such event, we may attempt to redesign our processes or technologies so that they do not infringe, which may not be possible.

While our product candidates are in clinical trials, we believe that the use of our product candidates in these clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As our product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that our product candidates and the methods we employ to manufacture them, as well as the methods for their use we intend to promote, do not infringe other parties’ patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

If we find during clinical evaluation that our product candidates for the treatment of HIV, HBV or HCV should be used in combination with a product that is covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product recommended for co-administration with our product. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

We may be subject to claims that our board members, employees or consultants or we have used or disclosed alleged trade secrets or other proprietary information belonging to third parties.

As is commonplace in the biotechnology and pharmaceutical industries, some of our board members, employees and consultants are or have been employed at, or associated with, other biotechnology or pharmaceutical companies that compete with us. For example, two of our directors were also members of the board of directors of Idenix Pharmaceuticals; one of our directors is a member of the board of directors of Arrow Therapeutics, Ltd., a private pharmaceutical company; and another of our directors was a former executive at Gilead Sciences. These companies are focused on the same therapeutic areas as us. While employed at or associated with these companies, these board members may have been exposed to or involved in research and technology similar to the areas of research and technology in which we are engaged. As a result, we may be subject to claims that we, or our employees, board members or consultants, have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of those companies. Litigation may be necessary to defend against such claims.

The rights we rely upon to protect our unpatented trade secrets may be inadequate.

We rely on unpatented trade secrets, know-how and technology, which are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. We seek to protect trade secrets, in part, by confidentiality agreements with employees, consultants and others. These parties may breach or terminate these agreements, and we may not have adequate remedies for such breaches. Furthermore, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. There is a risk that our trade secrets could have been, or could, in the future, be shared by any of our former employees with and be used to the benefit of any company that competes with us. For example, a former director and founder of Pharmasset has, along with four of our former scientists, started a new pharmaceutical company to develop drugs to treat viral infections (including human retroviral and hepatitis infections), cancer and dermatological products, which may compete with us in the future. If we fail to maintain trade secret protection, our competitive position may be adversely affected. Competitors may also independently discover our trade secrets.

Risks Related to Our Industry

Our industry is extremely competitive. If our competitors are able to develop and market products that are more effective, safer or more affordable than ours, or obtain marketing approval before we do, our commercial opportunities may be limited.

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase, particularly in the area of antiviral drugs. Many companies are pursuing the development of novel drugs that target the same diseases we are targeting. There are a significant number of drugs currently under development that will become available in the future for the treatment of HIV, HBV and HCV and other viral infections.

We face a broad range of current and potential competitors, from established global pharmaceutical companies with significant resources to development-stage companies. In addition, we face competition from academic and research institutions and government agencies for the discovery, development and commercialization of novel therapeutics to treat HIV, HBV and HCV. Some early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies.

Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and market products;

•	more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing products; and

•	products that have already been approved or are in the late stage of development and operate large, well-funded research and development programs.

Our competitors may succeed in developing or commercializing more effective, safer or more affordable products, which would render our product candidates less competitive or noncompetitive. These competitors also compete with us to recruit and retain qualified scientific and management personnel, establish clinical trials sites and patient registration for clinical trials, as well as to acquire technologies and technology licenses complementary to our programs or advantageous to our business. Moreover, competitors that are able to achieve patent protection, obtain regulatory approvals and commence commercial sales of their products before we do, and competitors who have already done so, will enjoy a significant competitive advantage.

If we successfully develop and obtain approval for our product candidates, we will face competition for market share based on the safety and efficacy of our products, the timing and scope of regulatory approvals, the availability of supply, marketing and sales capability, reimbursement coverage, price, patent position and other factors.

If third-party payors do not adequately reimburse patients for any of our product candidates, if approved for marketing, we may not be successful in selling them.

Our ability to commercialize any products successfully will depend in part on the extent to which reimbursement will be available from governmental and other third-party payors, both in the United States and in foreign markets. Even if we succeed in bringing one or more products to the market, the amount reimbursed for our products may be insufficient to allow our products to compete effectively with products that are reimbursed at a higher level. If the price we are able to charge for any products we develop is inadequate in light of our development costs, our profitability could be adversely affected.

Reimbursement by governmental and other third-party payors may depend upon a number of factors, including the governmental and other third-party payor’s determination that the use of a product is:

•	a covered benefit under its health plan or part of their formulary;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each third-party and government payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to obtain reimbursement.

Eligibility for coverage does not imply that any drug product will be reimbursed in all cases or at a rate that allows us to make a profit. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not become permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or Medicare or Medicaid data used to calculate these rates. Net prices for products also may be reduced by mandatory discounts or rebates required by government health care programs or by any future relaxation of laws that restrict imports of certain medical products from countries where they may be sold at lower prices than in the United States.

The health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MMA, created a broader prescription drug benefit for Medicare beneficiaries. The MMA also contains provisions intended to reduce or eliminate delays in the introduction of generic drug competition at the end of patent or nonpatent market exclusivity. The impact of the MMA on drug prices and new drug utilization over the next several years is unknown. The MMA also made adjustments to the physician fee schedule and the measure by which prescription drugs are presently paid. The effects of these changes are unknown but may include decreased utilization of new medicines in physician prescribing patterns, and further pressure on drug company sponsors to provide discount programs and reimbursement support programs. There have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect reimbursement levels for our future products. In addition, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates and may have sufficient market power to demand significant price reductions. Future legislation may also limit the prices that can be charged for drugs we develop.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

In most foreign countries, particularly in the European Union, prescription drug pricing and/or reimbursement is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our profitability will be negatively affected.

Even if we achieve market acceptance for our products, we may experience downward pricing pressure on the price of our drugs because of generic competition and social pressure to lower the cost of drugs to treat HIV, HBV and HCV.

Several of the FDA-approved individual and combination products face patent expiration in the next several years. As a result, generic versions of these drugs may become available. We expect to face competition from these generic drugs, including price-based competition.

Pressure from AIDS awareness and other social activist groups to reduce HIV drug prices may also put downward pressure on the prices of HIV drugs, including Racivir if it is commercialized. Similar trends of generic competition or social pressure may occur for HBV or HCV, which would result in downward pressure on the price for clevudine or R-4048, if they are commercialized.

We face a risk of product liability claims and if we are not able to obtain adequate liability insurance, a product liability claim could result in substantial liabilities.

Our business exposes us to the risk of significant potential product liability claims that are inherent in the manufacturing, testing and marketing of human therapeutic products, and we will face an even greater risk if our collaborators or we sell any products commercially. Regardless of their merit or eventual outcome, product liability claims may result in:

•	delay or failure to complete our clinical trials;

•	withdrawal of clinical trial participants and difficulty in recruiting participants;

•	inability to commercialize our product candidates;

•	decreased demand for our product candidates;

•	injury to our reputation;

•	inability to establish new collaborations;

•	litigation costs;

•	substantial monetary awards against us; and

•	diversion of management or other resources from key aspects of our operations.

Product liability claims could result in an FDA investigation of the safety or efficacy of our products, our manufacturing processes and facilities or our marketing programs. An FDA investigation could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension or withdrawal of approval.

We currently have product liability insurance that covers our clinical trials up to a $5.0 million annual aggregate limit, subject to deductibles and coverage limitations. We intend to increase our insurance coverage for future clinical trials and to include the sale of commercial products if marketing approval is obtained. Because insurance coverage is becoming increasingly expensive, we may not be able to obtain or maintain adequate protection against potential product liabilities at a reasonable cost or at all, and the insurance coverage that we obtain may not be adequate to cover potential claims or losses.

We may incur significant costs to comply with laws regulating the protection of health and human safety and the environment, and failure to comply with these laws and regulations could expose us to significant liabilities.

Our research and development activities involve the controlled use of numerous hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products, including certain regulations promulgated by the U.S. Environmental Protection Agency, or EPA. The EPA regulations to which we are subject require that we register with the EPA as a generator of hazardous waste. The risk of accidental contamination or injury from the handling, transporting and disposing of hazardous materials and waste products cannot be entirely eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposures to blood-borne pathogens and the handling, transporting and disposing of biohazardous or radioactive materials. Although we maintain workers’ compensation insurance to cover us for the costs and expenses we may incur if our employees are injured as a result of using these materials, this insurance may not provide adequate coverage against potential liabilities. Further, we may be required to indemnify our collaborators or licensees against damages and other liabilities arising out of our development activities or products. Compliance with the applicable environmental and workplace laws and regulations is expensive. Future changes to environmental, health, workplace and safety laws could cause us to incur additional expenses or may restrict our operations or impair our research, development and production efforts.

Risks Related to This Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. Following this offering, an active, liquid trading market for our common stock may not develop or be maintained. As a result, you may not be able to sell all or a significant portion of your holdings quickly. The initial public offering price of our common stock was determined by negotiation between us and representatives of the underwriters based upon a number of factors, including the history of, and the prospects for, our company and our industry, and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

A significant portion of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. If there are substantial sales of our common stock by our existing stockholders, our stock price could decline.

Sales of substantial amounts of our common stock in the public market or otherwise after the offering, or the perception that such sales could occur, could adversely affect the price of our common stock. Holders of approximately              shares of our common stock have entered into lock-up agreements, described in “Underwriting,” that prevent the sale of such shares for up to 180 days after the date of this prospectus, subject to extension under certain circumstances. After expiration of the lock-ups, these shares will be tradeable subject to the restrictions in Rule 144 of the Securities Act of 1933, as amended. After this offering, the holders of approximately 18,981,494 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file or that we may file for other stockholders. We also intend to register all common stock that we may issue under our employee benefit plans immediately after this offering. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described above. If any of these stockholders causes a large number of securities to be sold in the public market, or if there is an expectation that such sales may occur, the sales could cause the trading price of our common stock to decline.

In addition, our amended and restated certificate of incorporation permits the issuance of up to approximately              million additional shares of common stock after this offering. Thus, we will have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by investors who purchase shares of our common stock in this offering.

Our stock price will likely be volatile, which may cause your investment in our common stock to decline in value.

The stock markets in general, and the market for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price for our common stock.

Price fluctuations could be in response to various factors, including:

•	adverse results or delays in our clinical trials or the clinical trials of our collaborators;

•	announcements of FDA non-approval of our products, or delays in the FDA or other foreign regulatory agency review process;

•	adverse actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing processes or sales and marketing activities;

•	introductions or announcements of new products or technological innovations or pricing by our competitors;

•	the loss of a significant collaborator;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to patent our product candidates and technologies;

•	changes in estimates of our financial performance by securities analysts or failure to meet or exceed securities analysts’ or investors’ expectations of our annual or quarterly financial results, clinical results or our achievement of any milestones or changes in securities analysts’ recommendations regarding the common stock, other comparable companies or our industry generally;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	changes in accounting principles;

•	sales of large blocks of our common stock, or the expectation that such sales may occur, including sales by our executive officers, directors and significant stockholders;

•	issuance of new shares of common stock in future offerings, or upon the exercise of existing warrants;

•	issuance of convertible debt;

•	discussion of our business, products, financial performance, prospects or our stock price by the financial and scientific press and online investor communities, such as chat rooms;

•	regulatory developments in the United States and abroad;

•	third-party healthcare reimbursement policies;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	departures of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, clinical trial results, joint ventures or capital commitments; and

•	actual or anticipated variations in our annual or quarterly operating results.

As a result of these and other factors, you may not be able to resell your shares of common stock at or above the initial public offering price. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. We may be the target of similar litigation in the future. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of our management’s attention and resources, regardless of the outcome.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you may pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $            , the mid-point of the price range on the cover page of this prospectus. In the past, we issued certain options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent the holders exercise those outstanding options and warrants, you will sustain further dilution. If we raise additional funding by issuing equity securities or convertible debt, or if we acquire other companies or technologies or finance strategic alliances by issuing equity, the newly issued or issuable shares will further dilute your percentage ownership and may also reduce the value of your investment.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could delay or discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might receive a premium for your shares. In addition, these provisions could make it more difficult for our stockholders to replace or remove our board of directors.

These provisions include:

•	the application of a Delaware law prohibiting us from entering into a business combination with the beneficial owner of 15% or more of our outstanding voting stock for a period of three years after such 15% or greater owner first reached that level of stock ownership, unless we meet specified criteria;

•	authorizing the issuance of preferred stock with rights that may be senior to those of the common stock without any further vote or action by the holders of our common stock;

•	providing for a classified board of directors with staggered terms;

•	requiring that our stockholders provide advance notice when nominating our directors or proposing matters that can be acted on by stockholders at stockholders’ meetings;

•	eliminating the ability of our stockholders to convene a stockholders’ meeting; and

•	prohibiting our stockholders to act by written consent.

Our management will have broad discretion in the use of net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds as described in “Use of Proceeds.” However, our plans may change and we could use the net proceeds in ways with which stockholders do not agree, or for corporate purposes that may not result in a significant or any return on your investment.

Our executive officers, directors and current principal stockholders own a large percentage of our voting common stock and could limit new stockholders’ influence on corporate decisions.

Immediately after this offering, our executive officers, directors, current holders of more than 5% of our outstanding common stock and their respective affiliates will beneficially own, in the aggregate, approximately         % of our outstanding common stock. These stockholders, acting together, would be able to control all matters requiring approval by our stockholders, including mergers, sales of assets, the election of directors, the approval of mergers or other significant corporate transactions. The interests of these stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders.

We have not previously paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to support the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors may deem relevant.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. For this purpose, any statement that is not a statement of historical fact should be considered a forward-looking statement. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These forward-looking statements include statements about the following:

•	our product development efforts, in particular with respect to the clinical trial results and regulatory approval of clevudine, Racivir and R-4048;

•	the initiation, completion or success of preclinical studies and clinical trials;

•	clinical trial initiation and completion dates, anticipated regulatory filing dates and regulatory approval for our product candidates;

•	the commercialization of our product candidates by our collaborators;

•	our collaboration agreement with Roche, including potential milestone or royalty payments thereunder;

•	our intentions regarding the establishment of collaborations or the licensing of product candidates or intellectual property;

•	our intentions to expand our capabilities and hire additional employees;

•	anticipated operating losses, future revenues, research and development expenses, and the need for additional financing;

•	our use of proceeds from this offering; and

•	our financial performance.

Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties. We discuss many of the risks and uncertainties associated with our business in greater detail under the heading “Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. All forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. The forward-looking statements contained in this prospectus are excluded from the safe-harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be $             million, or $             million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $             increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, or approximately $             million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to further our clinical development programs, primarily clevudine and Racivir, for research and development related to our preclinical programs and for general corporate purposes.

The amount and timing of our actual expenditures will depend on numerous factors, including the status of our research and development efforts, the timing and success of clinical trials, the timing of regulatory submissions, the amount and timing of any milestone payments under our collaboration agreements and the amount of proceeds actually raised in this offering.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term investments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to support the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table describes our capitalization as of December 31, 2005, (i) on an actual basis; (ii) on a pro forma basis giving effect to the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock into shares of our common stock; and (iii) on a pro forma as adjusted basis to give effect to the sale of              shares of our common stock offered based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus.

	As of December 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Redeemable stock:
Series B redeemable convertible preferred stock; $0.001 par value per share; $626 liquidation value; 2,300,000 shares authorized, 367,999 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$625	$—	$
Series C redeemable convertible preferred stock; $0.001 par value per share; $1,998 liquidation value; 1,357,798 shares authorized, 366,606 shares issued, outstanding and convertible into 375,181 common shares, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1,996	—
Series D redeemable convertible preferred stock; $0.001 par value per share; $12,779 liquidation value; 7,843,380 shares authorized, 2,505,686 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	11,302	—
Series R redeemable convertible preferred stock; $0.001 par value per share; $4,000 liquidation value; 400,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,744	—
Series R-1 warrants to purchase 470,588 shares of Series R-1 redeemable convertible preferred stock for $12.75 per share; exercisable starting October 26, 2004	264	264
Redeemable common stock; $0.001 par value per share; 319,960 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1,264	—

Stockholders’ Equity:
Series A convertible preferred stock; $0.001 par value per share; $3,685 liquidation value; 3,200,000 shares authorized, 2,639,722 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3	—
Series D-1 warrants to purchase 1,254,960 shares of D-1 convertible preferred stock for $0.10 per share; exercisable starting August 4, 2006	5,412	5,412
Common stock; $0.001 par value per share; 30,000,000 shares authorized; 15,318,954 shares issued and outstanding, actual; 21,927,502 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	15	22
Additional paid-in capital	42,740	61,667
Accumulated other comprehensive income	102	102
Accumulated deficit	(39,124)	(39,124)

Total stockholders’ (deficit) equity	$9,148	$28,079	$

Total Capitalization	$28,343	$28,343	$

The table above excludes an aggregate of 3,093,562 shares of common stock issuable pursuant to stock options outstanding as of December 31, 2005 at a weighted average exercise price per share of $2.28.

DILUTION

Purchasers of shares of our common stock in this offering will experience an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share immediately following the completion of this offering. Net tangible book value represents our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding.

As of December 31, 2005, our net tangible book value was $9.1 million and our net tangible book value per share was $0.60. As of December 31, 2005, after giving effect to the automatic conversion of all outstanding shares of preferred stock into 6,288,588 shares of our common stock upon completion of the offering, the pro forma net tangible book value would have been $28.1 million and the pro forma net tangible book value per share would have been $1.28. As of December 31, 2005, after giving effect to the sale of the shares of our common stock offered by this prospectus at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share of our common stock would have been $             per share. Therefore, new investors in our common stock would have paid $             for a share of common stock having a pro forma as adjusted net tangible book value of approximately $             per share after this offering. That is, their investment would have been diluted by approximately $             per share. At the same time, our existing stockholders would have realized an increase in pro forma as adjusted net tangible book value of $             per share after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2005	$0.60
Increase per share attributable to conversion of preferred stock	0.68

Pro forma net tangible book value per share before this offering	$1.28
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share

Dilution per share to new investors		$

If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, the pro forma as adjusted net tangible book value after the offering would be $             and the pro forma as adjusted net tangible book value per share would be $            , representing a dilution in pro forma net tangible book value of $             per share to new investors purchasing shares in this offering. At the same time, our existing stockholders would have realized an increase in pro forma as adjusted net tangible book value of $             per share after this offering.

The following table summarizes, as of December 31, 2005, on a pro forma as adjusted basis as described above, the number of shares of common stock purchased in this offering, the total consideration paid and the average price per share paid by existing and new stockholders:

	Shares Purchased	Total Consideration		Average Price Per Share
	Number %	Amount	%
Existing stockholders	21,927,502%	$58,059,756%		$2.65
New investors

Total	100%		$100%

If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables assume no exercise of any outstanding common stock options or warrants to purchase preferred stock. As of December 31, 2005, options to purchase a total of 3,093,562 shares of our common stock at a weighted average exercise price of $2.28 per share were outstanding as well as warrants to purchase 1,254,960 shares of Series D-1 preferred stock convertible into shares of our common stock at an exercise price of $0.10 per share and 470,588 shares of Series R-1 preferred stock convertible into shares of common stock at an exercise price of $12.75 per share. The warrants to purchase shares of Series R-1 preferred stock will expire upon completion of this offering if not exercised by the holder thereof. To the extent that any of these options or warrants to purchase Series D-1 preferred stock is exercised, your investment will be further diluted. We may grant more options in the future.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial information. In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. The following selected statement of operations data for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005 and the balance sheet data as of December 31, 2004 and September 30, 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended December 31, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2005 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus and which include, in the opinion of management, all adjustments necessary for a fair presentation of this data. The statements of operations data for the twelve months ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 is derived from our unaudited financial data that are not included in this prospectus. The results from the nine-month period ended September 30, 2005 are not indicative of results that would have been achieved for the twelve-month period ended September 30, 2005.

The pro forma net loss per common share reflects the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock into shares of our common stock as of the beginning of each period presented. The pro forma as adjusted balance sheet data reflect the automatic conversion upon the closing of this offering of all outstanding shares of our preferred stock into shares of our common stock as well as the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The selected financial data set forth below should be read together with our consolidated financial statements and the related notes to those financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three months ended December 31, 2005 are not indicative of results expected for the full fiscal year.

Management determined, subsequent to their issuance, that our 2003 financial statements required restatement. For details, see the discussion of the restatement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 16 to the audited consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,	Three Months Ended December 31,
	2001	2002	2003 Restated(1)	2004	2005	2004	2005
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Contract revenues	—	—	$509	$2,208	$3,719	$598	$833
Contract revenues, related parties	$3,353	$3,393	—	—	—	—	—
Government grant revenues	330	299	538	545	—	—	—

Total revenues	3,683	3,692	1,047	2,753	3,719	598	833

Costs and expenses:
Research and development	4,264	5,751	4,809	5,317	10,468	2,002	2,244
General and administrative	1,206	1,321	1,761	2,898	8,096	476	1,960

Total costs and expenses	5,470	7,072	6,570	8,215	18,564	2,478	4,204

Operating loss	(1,787)	(3,380)	(5,522)	(5,462)	(14,845)	(1,880)	(3,371)
Investment income	507	333	182	495	1,136	239	280
Loss before income taxes	(1,280)	(3,047)	(5,341)	(4,967)	(13,709)	(1,641)	(3,091)
Provision for income taxes	26	84	337	17	—	17	—

Net loss	(1,306)	(3,131)	(5,677)	(4,984)	(13,709)	(1,658)	(3,091)

Preferred stock accretion	35	37	37	533	1,223	312	116

Net loss attributable to common shareholders	$(1,341)	$(3,168)	$(5,714)	$(5,517)	$(14,932)	$(1,970)	$(3,207)

	Year Ended December 31,				Nine Months Ended September 30,	Three Months Ended December 31,
	2001	2002	2003 Restated(1)	2004	2005	2004	2005
	(in thousands, except share and per share data)
Net loss per common share:
Basic and diluted	$(0.23)	$(0.54)	$(0.93)	$(0.89)	$(1.50)	$(0.32)	$(0.21)

Weighted average number of shares used in per common share calculations:
Basic and diluted	5,841,250	5,841,250	6,161,210	6,166,495	9,945,695	6,179,601	15,562,259

Pro forma net loss per common share:
Basic and diluted	N/A	N/A	$(0.44)	$(0.34)	$(0.69)	$(0.09)	$(0.15)

Weighted average number of shares used in pro forma per common share calculations:
Basic and diluted	N/A	N/A	12,935,313	16,147,532	21,488,160	21,088,389	21,850,847

	As of December 31,				As of September 30,	As of December 31,
	2001	2002	2003 Restated(1)	2004	2005	2005	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,065	$9,763	$1,823	$307	$33,442	$28,469
Short-term investments	10,256	—	7,975	54,932	12,007	11,751
Working capital	11,687	9,076	7,955	51,687	38,822	34,933
Total assets	14,539	11,682	12,363	57,417	47,441	44,202
Deferred revenue	—	—	5,769	12,136	12,044	11,635
Redeemable convertible preferred stock	11,194	11,233	11,270	49,394	17,815	17,931
Total stockholders’ equity (deficit)	13,424	10,594	5,473	(6,646)	12,382	9,148

(1)	See the discussion of the restatement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 16 to the audited consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. Our actual results and the timing of events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. Our primary focus is on the development of oral therapeutics for the treatment of HIV, HBV and HCV. Our research and development efforts focus on a class of compounds known as nucleoside analogs, which act to inhibit the natural enzymes required for viral replication. We currently have three product candidates, two of which we are developing ourselves and one of which we are developing with a strategic partner: clevudine, for the treatment of HBV, expected to enter Phase 3 clinical trials in the fourth calendar quarter of 2006; Racivir, for the treatment of HIV, in a Phase 2 clinical trial; and R-4048, for the treatment of HCV, expected to enter an initial clinical trial in the first calendar quarter of 2007. We are also applying our expertise in nucleoside chemistry to the discovery and development of additional antiviral therapeutics.

Clevudine is an oral, once-daily pyrimidine nucleoside analog that we are developing for the treatment of HBV. We licensed clevudine from Bukwang, a South Korean pharmaceutical company. In two completed South Korean Phase 3 clinical trials in 337 patients, Studies 301 and 302, clevudine demonstrated the ability to significantly reduce HBV viral load in patients. Bukwang recently completed Study 303, a South Korean open-label follow-on study of clevudine that enrolled 55 treatment-naïve patients who were receiving placebo in Studies 301 and 302. Preliminary results released by Bukwang are consistent with the results of Studies 301 and 302. We plan to initiate two Phase 3 clinical trials of clevudine in the United States, Europe and other global sites in the fourth calendar quarter of 2006 to determine its safety and efficacy over a 48-week treatment course when compared to an approved HBV therapy.

Racivir is an oral, once-daily cytidine nucleoside analog that we are developing as an HIV therapy for use in combination with other approved HIV drugs. We are currently conducting a 60-patient Phase 2 clinical trial to assess Racivir’s activity against the M184V viral mutation. We anticipate preliminary efficacy results from this trial in the middle of 2006.

In the fourth calendar quarter of 2005, Roche and we initiated a clinical trial outside the United States in healthy human volunteers to assess the safety and pharmacokinetics of orally administered PSI-6130. In this study, single oral doses of PSI-6130 were generally well-tolerated and achieved bioavailability and pharmacokinetic properties that are likely to be associated with antiviral activity in people infected with HCV. We believe that R-4048, a pro-drug of PSI-6130, may be able to achieve similar results at a lower dose, making it more competitive with other HCV nucleoside drug candidates. R-4048 is currently in preclinical toxicity studies. Roche and we intend to begin an initial clinical trial with R-4048 in the first calendar quarter of 2007.

We licensed DFC to Incyte for development as a therapy for treatment-experienced HIV patients. On April 3, 2006, Incyte announced its decision to discontinue its development of DFC after observing an increased incidence of grade 4 hyperlipasemia in the continuation portion of a Phase 2 study. Incyte has notified us of its intention to terminate our license agreement and return its rights related to DFC to us. We intend to analyze the clinical data generated by Incyte and will decide whether to pursue further development of DFC after we have completed this analysis.

We have incurred substantial operating losses since our inception because we have devoted substantially all of our resources to our research and development activities and have not generated any revenue from the sale of approved drugs. As of December 31, 2005, we had an accumulated deficit of $39.1 million. We expect our operating losses to increase for at least the next several years as we continue to pursue the clinical development of clevudine, Racivir and our other product candidates, and as we expand our discovery and development pipeline. We expect our compensation expense to increase in the future as we implement our planned increase in the number of our employees. During July 2005, we moved our corporate headquarters, laboratory operations and employees from Atlanta, Georgia to Princeton, New Jersey. We expect our overall occupancy expenses will increase due to a 64% increase in occupancy costs per square foot and an 87% increase in square feet occupied at the Princeton facility compared to the Atlanta facility. We expect to spend a total of approximately $1.9 million in leasehold improvements net of landlord allowances and $550,000 on laboratory equipment to complete the build-out of our new facility.

We have funded our operations primarily through the sale of equity securities, payments received under collaboration agreements, government grants and interest earned on investments. We expect to continue to fund our operations over the next several years primarily through the net proceeds of this offering, our existing cash resources, potential future milestone payments that we expect to receive from Roche if certain conditions are satisfied, and interest earned on our investments. We may require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. As of December 31, 2005, we had approximately $28.5 million of cash and cash equivalents and approximately $11.8 million of short-term investments.

In 2005, we changed our fiscal year end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. For tax reporting purposes in 2005, we have retained a twelve-month year ending December 31, 2005.

Corporate History

We were initially incorporated as Pharmasset, Ltd. on May 29, 1998 under the laws of Barbados. We became domesticated as a corporation under the laws of the State of Delaware on June 8, 2004 as Pharmasset, Inc., and the existence of Pharmasset, Ltd. in Barbados was discontinued on June 21, 2004. Pharmasset, Inc., then-existing as a Georgia corporation and our only subsidiary, was merged with and into us on July 23, 2004. We currently have no subsidiaries.

Revenue

All of our product candidates are currently in development, and, therefore, we do not expect to generate any direct revenue from drug product sales for at least the next several years, if at all. Our revenues to date have been generated primarily from milestone payments under our collaboration agreements, license fees, research funding and grants. We have entered into two collaboration agreements, one with Incyte for the development of DFC and one with Roche for the development of PSI-6130, its pro-drugs and related compounds. When we entered into our collaboration agreement with Incyte in September 2003, Incyte paid us an up-front payment of $6.3 million as a license fee and partial reimbursement for past development and patent costs. When we entered into our collaboration agreement with Roche in October 2004, Roche subsequently paid us an up-front payment of $8.0 million. In August 2005, we received $1.5 million in payments from Incyte for achieving a contractually defined milestone. Pursuant to the terms of our collaboration agreement with Roche, we received $2.1 million in payments during the nine months ended September 30, 2005 and $375,000 during the three months ended December 31, 2005. As of December 31, 2005, we had received an aggregate of $18.8 million in payments under these two collaboration agreements, including research funding and related fees as well as up-front and milestone payments. On April 3, 2006, Incyte announced its decision to discontinue its development of DFC. Incyte has notified us of its intention to terminate its agreement with us.

Under the current terms of the Roche collaboration agreement if we succeed in obtaining all of the regulatory approvals specified in the agreement for PSI-6130 or a pro-drug of PSI-6130, including R-4048, the maximum milestone and research funding payments payable to us are $105.0 million and $2.9 million, respectively. We cannot assure you that we will receive these future payments. Additional milestone funding may be payable to us if molecules in addition to PSI-6130 or its pro-drugs are developed under the Roche agreement.

We expect our revenues for the next several years to be derived primarily from payments under our current collaboration agreement with Roche and any additional collaborations that we may enter into in the future. Our collaboration agreement with Roche provides that we will receive approximately $2.5 million in research funding and other fees if the agreement is still in effect between January 1, 2006 and December 31, 2006. In addition to the payments described above, we may receive future royalties on product sales, if any, under our collaboration agreement with Roche.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. Our research and development activities are primarily focused on the development of clevudine, Racivir and R-4048. In the second quarter of 2005, we in-licensed from Bukwang the rights to develop and commercialize clevudine in North America and certain other territories. We are responsible for all additional costs incurred in the future in the clinical development of clevudine, except for those preclinical or clinical studies that Bukwang previously initiated or that Bukwang and/or Eisai Pharmaceuticals (to whom Bukwang licensed commercial rights to clevudine in certain Asian territories) conduct independently in the future for the registration of clevudine in their respective territories. We are responsible for all costs incurred in the clinical development of Racivir, as well as the research costs associated with our other internal research programs. Incyte has funded the clinical development and commercialization of DFC to date. Should we choose to continue development of DFC upon its return to us by Incyte, we would be responsible for the related expenses. Under our collaboration with Roche, Roche will fund the clinical development and commercialization of PSI-6130 and its pro-drugs, including R-4048. We will be responsible for preclinical work, the IND filing, and the initial clinical trial, while Roche will manage other preclinical studies and future clinical development. We will continue to develop and retain worldwide rights to ongoing and future HCV programs unrelated to the PSI-6130 series of nucleoside polymerase inhibitors licensed to Roche.

We use our internal research and development resources, including our employees and discovery infrastructure, across various projects and some of our expenses are not attributable to a specific project, but are directed to broadly applicable research activities. Accordingly, we do not account for some of our internal research and development expenses on a project basis. We use external service providers to manufacture our product candidates for clinical trials and for the substantial majority of our preclinical and clinical development work.

The clinical trial process is lengthy and uncertain and we are unable to estimate with any certainty the costs that we will incur in the continued development of our internal product candidates for potential commercialization. Clinical development timelines, probability of success, and development costs vary widely. We are currently focused on advancing the clinical development of clevudine and Racivir. We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. These determinations will be made in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate’s commercial potential. In 2006, we expect to initiate and fund a Phase 3 clinical program for clevudine and conclude a Phase 2 clinical trial for Racivir. As we obtain results from clinical trials, we may elect to discontinue or delay preliminary studies or clinical trials for a product candidate or development program in order to focus our resources on more promising product candidates or programs. We expect our research and development expenses to increase substantially as we continue the clinical development of clevudine and Racivir and as we continue our research and development activities. The maximum aggregate milestone payments we will have to make to Bukwang if we succeed in obtaining all of the regulatory approvals specified in our agreement for the development of clevudine are $4.0 million.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, business development, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs and professional fees for outside accounting and legal services, travel, insurance premiums and depreciation. During the third quarter of 2005, we moved our corporate headquarters, laboratory operations and employees from Georgia to New Jersey. As of December 31, 2005, we incurred $1.1 million in relocation related expenses, $1.4 million in lease termination expenses and $1.0 million in construction in process at the new location. We have budgeted $200,000 in additional expenses for relocating employees and $1.0 million in additional construction in process net of landlord allowances for the completion of this relocation. Therefore, we expect our expenses in 2006 to increase significantly. We expect general and administrative costs to increase significantly in connection with our planned growth. After completion of the offering, we anticipate increases in expenses associated with being a public company, including expenses relating to directors’ and officers’ insurance, legal and accounting services, investor relations and other internal resource requirements arising from additional compliance and reporting obligations imposed by the federal securities laws and the Sarbanes-Oxley Act of 2002, including Section 404, which requires management’s assessment of internal controls, and the Nasdaq National Market.

Results of Operations

Three Months Ended December 31, 2005 and 2004

Revenues. Revenues were $832,751 in the three months ended December 31, 2005, and $597,427 in the three months ended December 31, 2004. The increase in revenues in the three-month period ended December 31, 2005 as compared to the same period in 2004 was primarily due to the annual license fee and research funding payments received from Roche pursuant to the PSI-6130 license agreement.

The following is a reconciliation between cash payments received under contract revenue agreements and contract revenue reported:

	Three Months Ended December 31,
	2004	2005
	(in thousands)
Cash received	$8,046	$423
Deferred	(8,000)	(375)
Amortization	551	785

Contract revenue	$597	$833

Research and Development Expenses. Research and development expenses were $2.2 million in the three months ended December 31, 2005, and $2.0 million in the three months ended December 31, 2004. The increase in research and development expenses in the last three months of 2005 as compared to the last three months of 2004 was primarily due to higher drug development expenses related to PSI-6130 and clevudine.

General and Administrative Expenses. General and administrative expenses were $2.0 million in the three months ended December 31, 2005, and $475,793 in the three months ended December 31, 2004. The increase in general and administrative expenses in the three-month period ended December 31, 2005 as compared to the same period in 2004 was primarily due to compensation related to the build up of the finance function in preparation for our public offering, an increase in patent legal expenses and an increase in facilities expenses due to the addition of our new facility in New Jersey.

Investment Income. Investment income was $279,990 in the three months ended December 31, 2005, and $239,217 in the three months ended December 31, 2004. Higher average interest rates in the last three months of 2005 as compared to the last three months of 2004 offset lower average cash balances during the last three months of 2005.

Income Taxes. Income tax expense consisted of current expense of $17,342 in the three months ended December 31, 2004, representing federal and state income taxes on the taxable income generated by our Georgia subsidiary prior to its merger into us.

Preferred Stock Accretion. Preferred stock accretion was $115,746 in the three months ended December 31, 2005, and $311,819 in the three months ended December 31, 2004. The decrease was attributable to the conversion of preferred stock into common stock in June 2005.

Nine Months Ended September 30, 2005 and Years Ended December 31, 2004 and 2003

On August 10, 2005, we changed our fiscal year-end from December 31 to September 30 for financial reporting purposes. The change was effective for the nine-month period ended September 30, 2005. For tax reporting purposes in 2005, however, we have retained a twelve-month year ended December 31, 2005. The discussion below compares the nine months ended September 30, 2005 to the twelve months ended December 31, 2004 and 2003.

Revenues. Revenues were $3.7 million in 2005, $2.8 million in 2004 and $1.0 million in 2003. The increase in revenues in 2005 as compared to 2004 was primarily due to nine months of amortization of the deferred revenue from the upfront payment under the Roche collaboration compared to three months of amortization in 2004 and a milestone payment of $1.5 million in 2005 compared to a milestone payment of $500,000 in 2004 that we earned in the Incyte collaboration. These increases were partially offset by a reduction of $545,395 in government grants and nine months of amortization of the deferred revenue from the upfront payment in the Incyte collaboration in 2005 compared to twelve months in 2004. The increase in revenues in 2004 as compared to 2003 was primarily due to 12 months of amortization of the deferred revenue from the Incyte collaboration, which was received in September 2003, compared to four months in 2003.

The following is a reconciliation between cash payments received under contract revenue agreements and contract revenue reported:

	Year Ended December 31,		Nine Months Ended September 30,
	2003	2004	2005
	(in thousands)
Cash received	$6,278	$8,575	$3,627
Deferred	(6,250)	(8,000)	(2,125)
Amortization	481	1,633	2,217

Contract revenue	$509	$2,208	$3,719

Research and Development Expenses. Research and development expenses were $10.5 million in 2005, $5.3 million in 2004 and $4.8 million in 2003. The increase in research and development expenses in 2005 as compared to 2004 was primarily attributable to the $6.0 million up-front payment that we made to Bukwang for the in-license of clevudine. The increase in research and development expenses in 2004 as compared to 2003 was primarily attributable to legal expenses related to the filing and maintenance of patents.

General and Administrative Expenses. General and administrative expenses were $8.1 million in 2005, $2.9 million in 2004 and $1.8 million in 2003. The increase in general and administrative expenses in 2005 as compared to 2004 was primarily attributable to the non-recurring expenses of abandoning our facility in Atlanta, Georgia. These expenses include a $1.4 million lease termination payment; the write-off of $715,000 of leasehold improvements and the $760,000 expense of relocating employees; $282,000 of rent, insurance and tax expense of the new facility in Princeton in addition to the rent, insurance and tax expense that we continued to incur for the Atlanta facility. The increase in general and administrative expenses were also attributable to $914,000 of additional expenses of recruiting and compensating new employees, including the addition of senior development, administrative and financial management personnel as we prepared for late stage clinical trials of our product candidates and the initial public offering of our common stock. We have budgeted $200,000 in additional expenses for relocating employees. We expect our overall occupancy expenses will increase due to a 64% increase in occupancy costs per square foot and an 87% increase in square feet occupied at the Princeton facility compared to the Atlanta facility. The increase in general and administrative expenses in 2004 as compared to 2003 was primarily attributable to professional accounting and legal fees related to the domestication of the company, our issuances of preferred stock, and the Roche collaboration.

Investment Income. Investment income was $1.1 million in 2005, $494,804 in 2004 and $181,654 in 2003. The increase in investment income in 2005 as compared to 2004 was primarily attributable to higher average cash and investment balances. The increase in investment income in 2004 relative to 2003 was primarily attributable to higher average cash and investment balances in 2004.

Income Taxes. Income tax expense consisted of current expense of $336,652 and $17,343 in the years ended December 31, 2003 and 2004, respectively. Income tax expense in 2003 is comprised principally of U.S. withholding taxes on certain license payments from unrelated parties to us and income tax generated on taxable income in the United States. The income tax expense for 2004 represents federal and state income taxes on the taxable income generated by our Georgia subsidiary prior to its merger into us.

We were originally organized in 1998 as a Barbados limited company, Pharmasset, Ltd., under Section 10 of the International Business Companies Act of Barbados. We were subject to United States withholding tax of 5% under the United States-Barbados tax treaty for United States sourced royalties paid to a Barbados company. Pharmasset, Ltd. owned a Georgia subsidiary that conducted research and development in the United States under a contract research and development agreement with Pharmasset Ltd. Prior to June 8, 2004, only the Georgia subsidiary was subject to U.S. income taxes, assuming that our other income and operations were not determined to be attributable to the United States. On June 8, 2004, Pharmasset, Ltd. was reincorporated into Delaware on a tax-free basis with a carryover of the tax basis of its assets. A portion of the losses incurred by Pharmasset, Ltd. prior to the reincorporation have been capitalized and are to be amortized to offset future taxable income, if any, in the United States and a portion of these losses can not be utilized in the United States. On July 23, 2004, the Georgia subsidiary was merged into us.

As of September 30, 2005, we had United States federal net operating loss carryforwards of approximately $4.2 million available to offset future taxable income, if any. As of September 30, 2005 we also had research and development tax credits of approximately $138,000 available to offset future tax liabilities. As of September 30, 2005 we had total net deferred tax asset of $11.2 million, before consideration of a valuation allowance. We established a full valuation allowance on our net deferred tax asset as it is more likely than not that such tax benefits will not be realized. The loss carryovers and the research and development tax credits expire over a period of 2015 to 2024. The Barbados net operating losses effectively do not carry over as we do not anticipate conducting future business in the country.

To date, neither the Internal Revenue Service nor any state or local tax authority has conducted an audit of our past taxable years. We cannot assure you that the Internal Revenue Service or a state or local tax authority will not decide to conduct such an audit, or assert additional tax liabilities with respect to our income and operations for past taxable years.

Preferred Stock Accretion. Preferred stock accretion was approximately $1.2 million in 2005, $532,614 in 2004, and $37,084 in 2003. The increase in 2004 was attributable to the issuance of Series D preferred stock in August 2004 and Series R preferred stock in October 2004. The increase in 2005 was attributable to the acceleration of accretion caused by the conversion of preferred stock into common stock in June 2005.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through private placements of our equity securities, payments received under our collaboration agreements, and government grants. Since our inception, we have raised approximately $60.0 million in net proceeds from sales of our equity securities. At September 2005, we held approximately $33.4 million in cash and cash equivalents and approximately $12.0 million of short-term investments. We have invested a substantial portion of our available cash funds in investment securities consisting of high quality, marketable debt instruments of corporations, government agencies and financial institutions.

Net cash (used in) provided by operating activities was $(5.0) million in the three months ended December 31, 2005, $(10.5) million in the nine months ended September 30, 2005, $2.4 million in 2004, and $726,737 in 2003. The increase in net cash used in operations in the nine months ended September 30, 2005 as compared to 2004 was primarily due to the $6.0 million up-front payment that we made to Bukwang for the in-license of clevudine in the nine months ended September 30, 2005 compared to the $8.0 million up-front payment we received in 2004 for the Roche collaboration. In the nine months ended September 30, 2005, we also used cash for $261,863 in costs of preparing for the initial public offering of our common stock. The increase in net cash provided by operations in 2004 as compared to 2003 was primarily due to the up-front payment that we received for the Roche collaboration of $8.0 million and a significant increase in accrued expenses of $889,906.

Net cash provided by (used in) investing activities was $(85,500) in the three months ended December 31, 2005, $42.7 million in the nine months ended September 30, 2005, $(47.2) million in 2004 and $(1.5) million in 2003. The increase in the nine months ended September 30, 2005 as compared to 2004 was primarily due to selling all $51.5 million of our auction rate securities and reinvesting $42.8 million of the proceeds in cash equivalents. In the nine months ended September 30, 2005, $816,462 of cash was also used in construction-in-process and equipment at our new facility in Princeton, New Jersey. We have budgeted $1.35 million in additional construction-in-process net of landlord allowances for the completion of the build-out of our new facility. The decrease in 2004 as compared to 2003 was primarily due to the purchase of investment securities with the $43.0 million of net proceeds of the Series D and R preferred stock financings.

Net cash provided by financing activities was $142,552 in the three months ended December 31, 2005, $1.0 million in the nine months ended September 30, 2005, and $43.3 million in 2004. We did not generate any net cash from financing activities in 2003. Net cash provided by financing activities in the three months ended December 31, 2005 resulted from option exercises and in the nine months ended September 30, 2005, consisted of $691,461 from the exercise of stock options and $300,000 from the sale of stock to an employee. Net cash provided by financing activities in 2004 was primarily due to aggregate net proceeds of $39.1 million from the issuance of the Series D redeemable convertible preferred stock, $3.9 million from the issuance of the Series R redeemable convertible preferred stock, and $253,500 from the exercise of stock options.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash resources together with the net proceeds of this offering and anticipated payments under our existing collaboration agreements will be sufficient to fund our projected cash requirements for the next 18 months, we may require significant additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration agreements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses; and

•	any costs that we may incur under current and future licensing arrangements relating to our product candidates.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Obligations and Commitments

In May 2005, we entered into an operating lease for office and laboratory space in Princeton, New Jersey through May 2010. In August 2005, we entered into a construction contract to improve the laboratories at our Princeton facility. In February 2006, we paid $1.4 million to terminate our lease for our office and laboratory space in Atlanta, Georgia.

Future minimum lease occupancy and termination payments under operating leases as of September 30, 2005, consist of the following:

	Payments Due by Fiscal Year
	2006	2007	2008	2009	2010 and thereafter	Total
Minimum lease occupancy and termination payments	$2,266,378	787,797	787,797	787,797	309,189	$4,938,958

The above contractual obligations table does not include amounts for milestone payments to licensors or collaboration partners, as the payments are contingent on the achievement of defined contractual milestones, which we have not achieved.

Off-Balance Sheet Transactions

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Restatement

Management determined, subsequent to their issuance, that our 2003 consolidated statements of operations and consolidated statements of cash flows should be restated to (i) record as an expense in the statement of operations of $288,460 of previously capitalized withholding tax deducted by Incyte from the upfront payment made to us in September 2003 pursuant to the collaboration agreement between us and Incyte, (ii) present investment activity on a gross basis in the statement of cash flows, (iii) classify certain items of cash and cash equivalents to investments in the statement of cash flows and (iv) correct certain other items which, when restated, decreased research and development expense by $154,610, reduced general and administrative expense by $36,827 and increased net loss by $44,492. This restatement is further described in Note 16 to the audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosures. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ substantially from these estimates under different assumptions or conditions. Our significant accounting policies are described in more detail in note 2 of the notes to consolidated financial statements included in this prospectus; however, we believe that the following accounting policies are critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectibility is reasonably assured. Our revenues are primarily related to our collaboration agreements, and these agreements provide for various types of payments to us, including non-refundable upfront license fees, research and development payments, milestones, and royalties.

Non-refundable payments received upon contract signing are recorded as deferred revenue and recognized as revenue as the related activities are performed. The period over which these activities are to be performed is based upon management’s estimate of the development period. Changes in management’s estimate could change the period over which revenue is recognized. Payments for research funding are recognized as revenues as the related research activities are performed. We will recognize revenue from non-refundable milestone payments when earned, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) we do not have ongoing performance obligations. Any amounts received under the agreements in advance of performance are recorded as deferred revenue and recognized as revenue as the company completes its performance obligations. Where we have no continuing involvement under a collaborative arrangement, we record nonrefundable license fee revenue when we have the contractual right to receive the payment, in accordance with the terms of the license agreement, and record milestones upon appropriate notification to us of achievement of the milestones by the collaborative partner.

Accrued Expenses

We are required to estimate accrued expenses as part of our process of preparing financial statements. This process involves estimating the level of service performed on our behalf and the associated cost incurred in instances where we have not been invoiced or otherwise notified of actual costs. Examples of areas in which subjective judgments may be required include costs associated with services provided by contract organizations for preclinical development, clinical trials and manufacturing of clinical materials. We account for expenses associated with these external services by determining the total cost of a given study based on the terms of the related contract. We accrue for costs incurred as the services are being provided by monitoring the status of the trials and the invoices received from our external service providers. In the case of clinical trials, the estimated cost normally relates to the projected costs of treating the patients in our trials, which we recognize over the estimated term of the trial according to the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. As actual costs become known to us, we adjust our accruals. To date, the number of clinical trials and related research service agreements have been relatively limited and our estimates have not differed significantly from the actual costs incurred. We expect, however, as clinical trials for clevudine, Racivir and the PSI-6130 pro-drug advance, that our estimated accruals for clinical and research services will be more material to our operations in future periods.

Stock-based Compensation

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations and have adopted the pro forma disclosure option for stock-based employee compensation under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Stock options granted to consultants are periodically valued as they vest in accordance with SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issues to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” using a Black-Scholes option pricing model. Pro forma net loss information is required by SFAS No. 123, which also requires that the information be determined as if we accounted for our employee stock options under the fair value method of that Statement. The fair value of our employee options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rate of 3.98%, 3.59%, and 2.65% expected life of the option of 5.0 years, 4.9 years and 4.1 years; and no dividend yield. The fair value of the common stock at option grant dates prior to October 1, 2004 was determined by the board of directors at each stock option measurement date based on a variety of factors including our financial position and historical financial performance, the status of developments within our company, the composition of the current management team, an evaluation and benchmark of our competitors, the current market conditions, the illiquid nature of the common stock, arm’s length sales of our capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others. The fair value of the common stock on or after October 1, 2004 was estimated using the methodology favored by the guidelines of the American Institute of Certified Public Accounts (AICPA) titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation.”

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R (“SFAS No. 123R”), “Share-Based Payment.” SFAS No. 123R requires companies to recognize stock compensation expense for awards of equity instruments to employees based on grant-date fair value of those awards (with limited exceptions). SFAS No. 123R will be effective for us in the first interim or annual reporting period beginning after we become a public company, but no later than October 1, 2006. Management is currently evaluating the impact of SFAS No. 123R on our financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This

Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management adopted this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date. The adoption of SFAS No. 153 did not have a material impact on our financial statements.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The company began applying this guidance as of January 1, 2006 as circumstances arise. The adoption of FSP FAS 115-1 did not have a material impact on our financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This Statement became effective on December 31, 2005. The adoption of FASB Interpretation No. 47 did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We invest our excess cash in high quality, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality marketable debt instruments of corporations, government agencies and financial institutions with maturities of less than two years. If a 10% change in interest rates were to have occurred on December 31, 2005, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

BUSINESS

Overview

We are a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. Our primary focus is on the development of oral therapeutics for the treatment of HIV, HBV and HCV. Our research and development efforts focus on a class of compounds known as nucleoside analogs, which act to inhibit the natural enzymes required for viral replication. Although there are many currently approved antiviral drugs for the treatment of HIV and HBV, the emergence of viral mutations and related drug resistance to these approved therapies necessitates the continued development of new HIV and HBV drugs. We currently have three product candidates, two of which we are developing ourselves and one of which we are developing with a strategic partner:

•	Clevudine, for the treatment of HBV, expected to enter Phase 3 clinical trials in the fourth calendar quarter of 2006;

•	Racivir, for the treatment of HIV, in a Phase 2 clinical trial; and

•	R-4048, a pro-drug of PSI-6130 for the treatment of HCV, expected to enter an initial clinical trial in the first calendar quarter of 2007.

We are developing clevudine and Racivir ourselves in the major global antiviral markets, and we have formed a strategic collaboration with Roche for the development of PSI-6130 and its pro-drugs, including R-4048. Our Roche collaboration provides us with potential income from milestone payments that can be used to fund the advancement of our proprietary product candidates.

Clevudine is an oral, once-daily pyrimidine nucleoside analog that we are developing for the treatment of HBV. We licensed clevudine from Bukwang, a South Korean pharmaceutical company. The WHO has reported that approximately 350 million people worldwide, including approximately 4.4 million people in the United States, Italy, Spain, Germany, the United Kingdom and France, are chronically infected with HBV. Current HBV therapeutics sales in the United States, European Union and Pacific Rim are estimated to be approximately $500 million and are forecasted to reach nearly $1.0 billion by 2010. HBV replication requires an enzyme known as HBV-polymerase to build chains of viral DNA using naturally occurring nucleosides. Existing nucleoside analog drugs compete to replace the natural nucleoside building blocks in order to terminate the viral chain being built by this enzyme. In contrast, the active form of clevudine acts directly on the HBV-polymerase to reduce its ability to incorporate nucleosides into new viral DNA chains. In preclinical animal models, clevudine also demonstrated the ability to significantly reduce cccDNA, the form of HBV that is believed to be responsible for the persistence of an HBV infection.

Clevudine has been studied in twelve completed clinical trials in a total of more than 600 patients. In two completed South Korean Phase 3 clinical trials in 337 patients, Studies 301 and 302, clevudine demonstrated the ability to significantly reduce HBV viral load in patients. In Study 301, which was conducted in patients in whom the e-antigen was present, clevudine reduced the viral load to undetectable levels after 24 weeks in 59% of patients and, in Study 302, which was conducted in patients in whom the e-antigen was not present, clevudine reduced viral load to undetectable levels after 24 weeks in 92% of patients. Both of these viral load reductions were statistically significant when compared to placebo groups. In particular, clevudine’s effect on viral load observed after only 24 weeks of treatment was comparable to the effect observed after 48 or 52 weeks of treatment with currently available therapies based on historical data for those therapies. In addition, 24 weeks after cessation of treatment, the average viral load for patients who had received clevudine was still statistically significantly lower than the average viral load for patients who had received placebo. To our knowledge, no other HBV oral therapeutic has demonstrated this prolonged anti-viral effect. We also believe that clevudine may be complementary to existing HBV treatments and has the potential to be used as either a single agent or in combination with existing therapies.

Bukwang recently completed Study 303, a South Korean open-label follow-on study of clevudine that enrolled 55 treatment-naïve patients who were receiving placebo in Studies 301 and 302. Although, based on the results of our prior Phase 1 and Phase 2 dose-ranging studies, we expect clevudine’s commercial dosing regimen to be 30 mg per day for the entire duration of treatment, patients in study 303 were given clevudine for 24 weeks at a dose of 30 mg per day followed by another 24 week period during which the patients were given a maintenance dose of 10 mg per day and then followed for a period of twelve weeks. Preliminary results released by Bukwang are consistent with the results of Studies 301 and 302. In Study 303, clevudine reduced the viral load to undetectable levels after 48 weeks in 63% of those patients in whom the e-antigen was present and 87% of those patients in whom the e-antigen was not present. We plan to initiate two Phase 3 clinical trials of clevudine in the United States, Europe and other global sites in the fourth calendar quarter of 2006 to determine its safety and efficacy in patients given 30 mg per day over a 48-week treatment course when compared to an approved HBV therapy.

Racivir is an oral, once-daily cytidine nucleoside analog that we are developing as an HIV therapy for use in combination with other approved HIV drugs. According to the WHO, over 40 million people worldwide, including approximately 1.9 million people in North America and Western and Central Europe, are living with HIV and an additional 40,000 new patients are diagnosed each year in the United States. The current market for HIV therapeutics is approximately $6.5 billion and is estimated to reach $8.0 billion by 2010. A major challenge of antiviral therapy is the emergence of viral mutations that result in forms of the virus that are resistant to current therapies. In preclinical studies, a prevalent viral mutation named M184V, which typically confers resistance to L-cytidine analogs such as lamivudine and emtricitabine, took longer to emerge when using Racivir than when using either lamivudine or emtricitabine. These results suggest that an initial HIV combination therapy regimen containing Racivir may prolong the benefit of the therapies for treatment-naïve HIV patients. In addition, in preclinical studies, Racivir retained more activity against HIV containing the M184V viral mutation than emtricitabine. We are currently conducting a 60-patient Phase 2 clinical trial to assess Racivir’s activity against the M184V viral mutation. We anticipate preliminary efficacy results from this trial in the middle of 2006.

Roche and we are developing R-4048 for the treatment of HCV. R-4048 is a pro-drug of a molecule we discovered named PSI-6130, an oral cytidine nucleoside analog. A pro-drug is a chemically modified form of a molecule designed to enhance the absorption, distribution and metabolic properties of that molecule. The WHO estimates that nearly 180 million people, or approximately 3% of the world’s population, are infected with HCV. 130 million of these individuals are chronic HCV carriers, at increased risk of developing liver cirrhosis or liver cancer. Approximately 15 million of these chronic carriers are located in the United States, Europe and Japan. Current HCV therapeutics sales in the United States, European Union and Pacific Rim are estimated at approximately $2.1 billion and are forecasted to reach nearly $3.0 billion by 2010. In the fourth calendar quarter of 2005, Roche and we initiated a clinical trial outside the United States in healthy human volunteers to assess the safety and pharmacokinetics of orally administered PSI-6130. In this study, single oral doses of PSI-6130 were generally well-tolerated and achieved bioavailability and pharmacokinetic properties that are likely to be associated with antiviral activity in people infected with HCV. We believe that R-4048 may be able to achieve similar results at a lower dose, making it more competitive with other HCV nucleoside drug candidates. R-4048 is currently in preclinical toxicity studies. Roche and we intend to begin an initial clinical trial with R-4048 in the first calendar quarter of 2007.

We licensed DFC to Incyte for development as a therapy for treatment-experienced HIV patients. On April 3, 2006, Incyte announced its decision to discontinue its development of DFC after observing an increased incidence of grade 4 hyperlipasemia in the continuation portion of a Phase 2 study. Incyte has notified us of its intention to terminate our license agreement and return its rights related to DFC to us. We intend to analyze the clinical data on DFC generated by Incyte and will decide whether to pursue further development of DFC after we have completed this analysis.

We believe nucleoside analogs are well suited to treat viral diseases because they can be designed to be highly specific and potent, are relatively simple to manufacture, and have the potential for oral administration. Nucleoside analog drugs have a well-established regulatory history, with 11 nucleoside analogs approved by the

FDA for the treatment of HIV, HBV or HCV. In addition to clevudine, Racivir and R-4048, we also have other nucleoside analog discovery programs focused on HIV and HCV. Our scientific team of virologists, biologists and nucleoside chemists has experience discovering and developing nucleoside analog drugs for antiviral indications. We have a proprietary library of nucleoside analogs to which our scientists continue to add compounds each year. We have developed proprietary viral and cellular assays that enable us to efficiently evaluate these nucleoside anologs against viral targets to generate new product candidates.

Background and Market Opportunity

Viral Disease

A virus is a cellular parasite that cannot reproduce by itself and therefore must infect a susceptible host cell to replicate. A viral infection begins when the virus encounters a susceptible host cell and attaches to the cell membrane. The virus then enters the host cell and directs the host cell’s metabolic machinery to participate in copying the viral genetic information, which is either RNA or DNA, and to produce the proteins encoded by that genetic information. This viral genetic information is packaged within a shell of newly produced viral proteins, forming an immature virus. In the case of HIV, HBV or HCV, this immature virus then acquires a coating or envelope of specific viral proteins and lipids, forming a mature virus particle that is capable of infecting other cells. There are a wide variety of viruses, some of which are associated with a low rate of mortality, such as viruses causing the common cold, while others, including HIV, HBV and HCV, are associated with higher mortality rates.

The challenge in developing antiviral therapies is to inhibit viral replication without injuring the host cell. For many years, it appeared that the development of safe and effective antiviral therapies would not be possible because the processes of viral replication were so intertwined with the cell’s metabolic processes that the inhibition of viral functions would result in cell death. A breakthrough occurred with the identification of viral enzymes, such as viral polymerases, which are required for viral replication. These enzymes differ enough from cellular enzymes to permit their selective inhibition and thus prevent viral replication without harming the cell. In HIV, a target for drug development is a viral polymerase known as reverse transcriptase. This enzyme is active early in the viral replication cycle and allows the virus’ genetic information, which is made of RNA, to be transformed into DNA, which is necessary for continued viral replication. Similarly, HBV and HCV depend on virus-specific polymerases for their replication.

HIV

HIV destroys the body’s ability to fight infections by attacking cells of the immune system. In 1981, the first cases of Acquired Immunodeficiency Syndrome, or AIDS, were documented, and in 1983, HIV was identified as the cause of AIDS. The WHO has reported that over 40 million people worldwide are living with HIV, and at least 25 million people worldwide have died from AIDS since the epidemic began. In the United States, the Centers for Disease Control and Prevention, or CDC, have reported that the HIV mortality rate has steadily declined since the mid-to-late 1990s, while the incidence of infection continues to rise. This decrease in mortality can be attributed, in part, to the increased availability of HIV therapeutics used in the long-term treatment of HIV. According to WHO, by the end of 2004, approximately 1.2 million people in North America and 720,000 people in Western and Central Europe were living with HIV and an additional 40,000 new patients are diagnosed each year in the United States. The current market for HIV therapeutics is approximately $6.5 billion and is estimated to reach $8.0 billion by 2010.

The FDA has approved 20 single agents and five fixed-dose combination therapies for the treatment of HIV. The single agents are classified as nucleoside reverse transcriptase inhibitors, or NRTIs, non-nucleoside reverse transcriptase inhibitors, or NNRTIs, protease inhibitors, or PIs, or entry inhibitors. Both NRTIs and NNRTIs target the reverse transcriptase enzyme, while PIs and entry inhibitors target other proteins.

NRTIs mimic natural nucleosides and are commonly referred to as nucleoside analogs. Each NRTI is an analog of one of the following naturally occurring nucleosides: 2’deoxy cytidine (cytidine), 2’ deoxy thymidine

(thymidine), 2’deoxy adenosine (adenosine) or 2’deoxy guanosine (guanosine). In the body, NRTIs block viral replication by interfering with the ability of reverse transcriptase to make a DNA copy of HIV RNA. This occurs because this enzyme incorporates the nucleoside analogs instead of the natural nucleosides into newly synthesized viral DNA, causing the premature termination of the DNA chain. This impairs either the synthesis or the functionality of the new viral genome, thereby suppressing viral replication. There are eight NRTIs approved by the FDA for the treatment of HIV.

NNRTIs are composed of a diverse group of compounds unrelated to nucleosides that also directly target reverse transcriptase. These drugs bind to the enzyme, causing a change in the shape of the enzyme that makes it less efficient in producing DNA. There are three NNRTIs approved by the FDA for the treatment of HIV.

PIs and entry inhibitors are the other two classes of approved HIV therapeutics. Protease is an HIV enzyme that is required to make fully mature and infectious virus. This enzyme processes the viral proteins required to create a protective protein shell that surrounds the HIV RNA. The protease inhibitor class of compounds prevents the HIV protease from making mature virus capable of infecting other cells. Entry inhibitors represent the newest class of HIV drugs to be approved by the FDA. These drugs work outside the cell by inhibiting a virus from entering and infecting the cell. There are eight PIs and one entry inhibitor approved by the FDA for the treatment of HIV.

The standard treatment for HIV infection, as recommended by the U.S. Department of Health and Human Services, includes two NRTIs combined with a third drug from another class, either an NNRTI or a protease inhibitor, to form a triple combination therapy known as Highly Active Anti-Retroviral Therapy, or HAART. The two NRTIs in HAART are usually analogs of different nucleosides. Typically, a cytidine analog is paired with a thymidine or an adenosine analog in an effort to ensure the broadest activity against viral mutations and delay the onset of drug resistance. Racivir is a cytidine analog. Currently, lamivudine and emtricitabine are the most commonly prescribed cytidine analogs, alone or as components of fixed dose combination products.

HIV patients are classified as treatment-naïve or treatment-experienced. Treatment-naïve patients have not been exposed to HIV therapies. Once viral mutations begin to occur and the virus develops resistance to the therapy, physicians either switch treatment regimens or add new drugs to existing regimens for the now treatment-experienced patients.

NRTIs, NNRTIs and PIs are generally administered orally as a tablet or capsule. In addition, several of the drugs in these classes are effective when taken only once each day. In treatment-naïve individuals, a once-daily therapy has been shown to improve compliance with the prescribed treatment regimen, which leads to better treatment outcomes. To provide additional convenience, companies have developed combination therapies that combine two or more NRTIs into a single tablet or capsule. These fixed-dose combination therapies have become leaders in the HIV marketplace. The most commonly prescribed combination therapies are Combivir, which combines lamivudine and zidovudine, and Truvada, which combines emtricitabine and tenofovir disoproxil fumarate (tenofovir). As patients develop resistance to their therapies, they are switched to other treatments. Increasingly, potency against drug-resistant virus becomes more important than convenience in treatment-experienced patients.

HBV

Hepatitis B viruses can cause liver disease leading to significant morbidity and death. HBV can cause either acute or chronic (lifelong) infection. The WHO has reported that approximately 350 million people worldwide have chronic HBV infection, including approximately 4.4 million people in the United States, Italy, Spain, Germany, the United Kingdom and France, are chronically infected with HBV. Approximately 1.25 million people in the United States are chronically infected with HBV, and approximately 5,000 people in the United States die each year from chronic liver disease related to HBV infection. Current HBV therapeutics sales in the United States, EU and Pacific Rim are estimated at approximately $500 million and are forecasted to reach nearly $1.0 billion by 2010.

Acute asymptomatic infection, which is the most common type of HBV infection, lasts several weeks with few, if any, detectible symptoms. Acute symptomatic infection is more serious, and is associated with more severe symptoms such as flu-like illness and mild jaundice. In rare circumstances, acute symptomatic infection can lead to nonfatal hepatic necrosis or fatal fulminant hepatitis, in less than 3% and 1% of all cases, respectively. In both symptomatic and asymptomatic acute HBV infection, an individual’s broad-based immune responses develop and can clear the virus. If this occurs, immunity usually remains with the patient for the rest of the patient’s life.

When HBV develops into a chronic infection, infected individuals cannot clear the virus with their immune system. A person is considered to have chronic HBV infection based on the presence of hepatitis B surface-antigen for more than six consecutive months in the blood. This chronic state is typically marked by both replicative and non-replicative phases of disease progression, which are further characterized by four primary markers in the blood: elevated liver enzymes, viral DNA load, viral antigens and virus-specific antibodies. The relative level of these blood markers indicates whether the disease presents in either active or inactive form. Chronic hepatitis B subjects are classified into two groups: e-antigen positive individuals are those in whom the e-antigen is present and e-antigen negative persons are those in whom the e-antigen is not present. The e-antigen is a viral protein that indicates active replication of HBV or a persistent disease carrier state. A carrier is an infected individual that does not develop the disease, but can transmit the virus to others. The e-antigen negative form of the disease has been more difficult to treat effectively than the e-antigen positive form. Chronic hepatitis, left untreated, can result in cirrhosis of the liver, liver cancer, liver failure, or death.

HBV uses human cellular machinery to replicate and spread virus throughout the body. When an individual is exposed to HBV, the virus infects human liver cells and its DNA is transported to the cell nucleus. Subsequently, the partially circular viral DNA is converted to cccDNA, which serves as a template for transcription of messenger RNA and the synthesis of the viral proteins that are required for replication. Newly synthesized RNA can be used to direct the synthesis of several viral proteins or is packaged into immature virus particles where it is converted into viral DNA by the process of reverse transcription (similar to HIV). Synthesis of viral DNA is performed by a DNA polymerase that is specific to HBV. Because the HBV polymerase is required for the virus to replicate, its activity is the primary target for the treatment of HBV. Mature DNA-containing viruses are assembled with envelopes of viral proteins and lipids and transported out of the cell, which completes the replication process. A reservoir of cccDNA remains inside the infected cell, from which additional copies of the virus are made in a continuing cycle. Despite the reduction in HBV viral load levels resulting from currently approved therapies, these drugs have little effect on cccDNA and cannot truly resolve the infection. Since cccDNA is the reservoir responsible for persistent infection and long-term latency, any attempts to eradicate HBV have become increasingly focused on eradicating the cccDNA form of the virus.

A safe and effective vaccine against HBV has been available since 1982, and the WHO guidelines recommend this vaccination for all newborns universally. According to the WHO, however, only 153 countries had introduced the hepatitis B vaccine in routine infant immunization as of the end of 2003. Moreover, the vaccine only benefits those not yet infected with HBV. In the United States, three oral nucleoside analogs, lamivudine, adefovir dipivoxil (adefovir), and entecavir, and one injectible protein, alpha interferon, which is available in standard and pegylated forms, have been approved for the treatment of HBV. While these products have demonstrated some patient benefits, we believe there is a market opportunity for new antiviral HBV therapies with different mechanisms of action that provide improved potency, efficacy in patients with drug-resistance, and reduced side effects.

HCV

HCV is a leading cause of chronic liver disease and liver transplants. The WHO estimates that nearly 180 million people worldwide, or approximately 3% of the world’s population, are infected with HCV, approximately 15 million of whom are in the United States, Europe and Japan. The CDC have reported that almost four million people in the United States have been infected with HCV, of whom 2.7 million were chronically infected. Between 55% and 85% of people who are infected with HCV are likely to develop chronic

HCV infection. Although chronic HCV infection varies greatly in its course and outcomes, 70% of chronically infected patients develop some form of chronic liver disease, including, in some cases, cirrhosis or liver cancer. Current HCV therapeutics sales in the United States, European Union and Pacific Rim are estimated at approximately $2.1 billion and are forecasted to reach nearly $3.0 billion by 2010.

In the United States, the current standard of care for the treatment of HCV is a combination of pegylated interferon and a nucleoside analog named ribavirin. Pegylated interferon is a modified version of alpha interferon, a protein that occurs naturally in the human body and boosts the immune system’s ability to fight viral infections. Patients treated with a combination of ribavirin and interferon respond better than those treated with interferon alone. According to WHO, treatment with interferon in combination with ribavirin is effective in 30% to 50% of patients, while interferon alone is effective in approximately 10% to 20% of patients. In addition, these therapies have serious side effects that include fatigue, bone marrow suppression, anemia and neuropsychiatric effects. As a result of the limited benefits and serious side effects of existing therapies, we believe there are significant opportunities for new antiviral therapies to fight HCV.

Resistance to Antiviral Therapy

A major challenge of antiviral therapy is the emergence of viral mutations that result in forms of the virus that are resistant to current therapies. Viral mutations result from mistakes that occur during the natural viral replication process when the genetic information is copied. The mutated form of the virus infects other cells and replicates in its mutated form. Some mutations make the virus resistant to certain types of antiviral medications. In HIV, for example, there is a class of mutations called thymidine analog mutations, or TAMs. These mutations typically confer resistance to thymidine nucleoside analogs such as zidovudine and stavudine. In addition to TAMs, other mutations include M184V, which typically confers resistance to cytidine analogs such as lamivudine and emtricitabine; K65R, which typically is associated with resistance to tenofovir; and L74V, which is associated with resistance to abacavir, didanosine, and zalcitabine. The following table describes the approved NRTIs for the treatment of HIV and their primary resistance mutations:

Generic Name	Chemical Name Abbreviation	Brand Names	Analog Type	Primary Resistance Mutations
lamivudine	3TC	Epivir	cytidine	M184V
emtricitabine	FTC	Emtriva	cytidine	M184V
zidovudine	AZT	Retrovir	thymidine	TAMs
stavudine	d4T	Zerit	thymidine	TAMs
tenofovir	TDF	Viread	adenosine	K65R, three or more TAMs
didanosine	ddI	Videx	adenosine	TAMs, K65R, L74V, M184V
abacavir	ABC	Ziagen	guanosine	TAMs, K65R, L74V, M184V
zalcitabine	ddC	Hivid	cytidine	TAMs, K65R, L74V, M184V

Racivir is a cytidine analog, and its primary resistance mutation is M184V. In our head-to-head preclinical studies, the M184V viral mutation took longer to emerge when using Racivir than lamivudine or emtricitabine.

HIV’s inherent ability to mutate results in the occurrence of about one mutation in every new virus particle produced. With over ten million virus particles produced within a 24-hour period, it is possible to observe every conceivable genetic mutation each day, although not all mutated viruses are viable. When a drug-resistant form of HIV first arises, it usually comprises a very small percentage of the HIV circulating within the blood. As the original or wild-type virus continues to be suppressed by antiviral therapy and the drug-resistant HIV continues to replicate, the mutated virus eventually becomes the dominant virus type. To reduce the likelihood of a dominant drug-resistant mutation, patients must comply with their treatment regimens; however, current studies show that at any given time only approximately 70% of patients strictly adhere to their therapy. Each of the FDA-approved HIV therapies is susceptible to a mutation that confers drug resistance. New drug-resistant forms of HIV continue to emerge, and as a result, new therapies to fight drug-resistant HIV will continue to be needed.

From their experience with HIV, clinicians have learned much about how to optimally treat infected patients and delay the emergence of drug-resistant virus. As previously described, HAART, the current standard of care for patients infected with HIV, is comprised of three or more drugs that are ideally directed against different targets. This approach is based on two principles. First, the onset of viral resistance can be delayed by using multiple drugs that maximally suppress viral replication, thereby making it more difficult for a virus to generate the mutations that allow for the emergence of dominant drug-resistant virus. Second, based on scientific studies, it is much more difficult for drug-resistant virus to arise in the presence of drugs that inhibit different viral targets (such as reverse transcriptase and protease).

As seen with antiviral therapies for HIV, long-term therapy with nucleoside analog HBV drugs can lead to the development of drug-resistant strains of the virus that reduce the efficacy of the therapy. The combination of a rapid virus replication cycle coupled with a relatively long half-life of infected cells suggests the need for prolonged antiviral therapy to eradicate HBV. The longer the treatment period, however, the greater likelihood that mutations will arise and resistance will develop. This has been demonstrated by mutations found in the HBV polymerase following lamivudine therapy. Clinical studies have reported that resistance to lamivudine emerges at the rate of 15% to 30% per year of therapy. Like lamivudine, HBV therapy with adefovir also causes certain mutations that have led to drug-resistance. To date, little long-term data exists regarding the mutation pattern of the most recently approved nucleoside analog for HBV, entecavir.

As a result of drug resistance, HBV therapeutic trends have become similar to HIV treatment regimens, whereby patients who no longer receive benefit from their original therapy change prescriptions to a new therapeutic alternative. This has been demonstrated by patients who begin to use adefovir or entecavir, after resistance to lamivudine arises and treatment becomes less efficacious. In addition to the three approved nucleoside analogs for HBV, there are a number of therapeutics in development or seeking regulatory approval. As more data and more drug products become available for HBV, there is a high likelihood that physicians may begin to prescribe combination therapy for HBV. We also believe that a combination of two therapies may delay the onset of drug-resistant virus. In addition, individuals co-infected with HIV and HBV may become candidates for combination therapy.

Recent clinical studies suggest that the development of drug-resistant mutations in HCV is also possible. As such, the practice of using combination therapies may be applicable to the treatment of HCV infections. We also believe that a combination of two HCV therapies may delay the onset of drug-resistant virus.

Strategy

Our primary objective is to become a leader in discovering, developing and commercializing novel antiviral therapeutics that provide a competitive advantage and address unmet medical needs. Our primary focus is on the development of oral therapeutics for the treatment of HIV, HBV and HCV. To achieve this goal, we are pursuing the following strategies:

•	Focus on developing our current clinical-stage product candidates and advancing them toward marketing approval. We are increasing our internal clinical development capabilities to enhance our ability to advance these product candidates. Our clinical team is responsible for planning and managing all clevudine clinical trials in our territories and all Racivir clinical trials worldwide.

•	Maintain a broad pipeline of potential product candidates to diversify commercial opportunities and reduce our dependence on any one product candidate’s clinical or commercial success. Our development capabilities not only advance our clinical-stage product candidates, but also can be used to evaluate product opportunities from sources outside our company. We intend to leverage our research and development capabilities to evaluate external opportunities and may in-license products or technologies that we believe will complement our antiviral therapeutic focus. By maintaining a broad pipeline, we hope to create a portfolio of products that reduces our dependence on any one product and creates synergy within our pipeline through potential combination products.

•	Leverage our core competency in nucleoside chemistry for research innovation and the discovery of additional product candidates. Our core competency is the discovery and development of nucleoside analogs for use as antiviral therapeutics. We believe our nucleoside chemistry expertise and our nucleoside library provide us with a strong foundation from which to identify additional product candidates. We intend to continue to invest in our nucleoside research capabilities and expand our nucleoside analog library.

•	Commercialize our products ourselves or through collaborations, where appropriate, to optimize economic returns while managing financial risk. We allocate our limited resources to efforts that we believe will provide the greatest returns. Accordingly, we enter into collaborations to leverage our development capabilities and capitalize on commercialization opportunities that we cannot accomplish by ourselves. We believe this strategy will enable us to obtain the greatest returns from our antiviral discovery and development efforts.

Our Product Candidates

Our research and development programs are focused on developing drugs that treat HIV, HBV and HCV infections. Our product candidates are nucleoside analogs that we believe have potential competitive advantages with respect to safety, efficacy, resistance profile and/or convenience of dosing as compared to currently approved drugs and other investigational agents. The following table summarizes our product pipeline:

Product Candidate	Indication	Status	Next Expected Milestone	Commercialization Partners
Clevudine	HBV	Phase 3 planning	Initiate Phase 3 in fourth calendar quarter 2006	—
Racivir	HIV	Phase 2 ongoing	Phase 2 results expected in second calendar quarter 2006	—
R-4048 (a pro-drug of PSI-6130)	HCV	Completed initial clinical trial of PSI-6130	Initiate clinical study of R-4048 in first calendar quarter 2007	Roche

Clevudine

Clevudine is an oral, once-daily pyrimidine nucleoside analog that we are developing for the treatment of HBV. To date, clevudine has been studied in twelve completed clinical trials in a total of more than 600 patients, and it has been generally well tolerated in these studies. In two completed South Korean Phase 3 clinical trials in 337 patients, clevudine demonstrated the ability to significantly reduce HBV viral load in patients. We plan to initiate two Phase 3 clinical trials of clevudine in the United States, Europe and other global sites in the fourth calendar quarter of 2006 to determine its efficacy and safety over a 48-week treatment course when compared to an approved HBV therapy.

Clevudine has the potential to be used in combination with other HBV therapies because its mechanism of action is different from that of other nucleoside analogs. Clevudine inhibits viral replication by acting on the HBV polymerase enzyme to reduce its ability to incorporate nucleosides into a new viral DNA chain. In contrast, other nucleoside analog inhibitors currently in use or in development for the treatment of HBV, including lamivudine, adefovir, entecavir, telbivudine and tenofovir, act by competing with natural nucleosides for incorporation into the growing HBV DNA chain, causing the premature termination of the viral DNA chain and halting viral replication. We believe clevudine’s mechanism of action is complementary to that of other HBV drugs and could be used either as a single agent or in combination with existing HBV therapies, such as lamivudine, adefovir and entecavir, or therapies in development for HBV, telbivudine and tenofovir. Laboratory data suggests that clevudine may be additive or synergistic when used in combination with existing therapies. In clinical studies to date, clevudine has shown a longer duration of response than other HBV drugs. Clevudine’s half-life of greater than 3 days is significantly longer than the 5 to 24 hour half-life of other HBV drugs.

Preclinically, clevudine demonstrated a significant reduction of the cccDNA form of woodchuck hepatitis virus in woodchucks, an animal model commonly used for preclinical studies of HBV therapies. The cccDNA form of HBV is believed to be responsible for the persistence of chronic HBV infection and the reactivation of hepatitis B after stopping therapy.

As part of our agreement with Bukwang, we have the exclusive rights to commercialize clevudine in North, Central, and South America, the Caribbean, Europe and Israel. Bukwang has retained rights to the rest of the world, excluding those Asian territories that were licensed to Eisai Pharmaceuticals in November 2004. Under the agreement, we have the right to use the clinical data generated by Bukwang or Eisai, as well as all historical data collected by Gilead Sciences, the prior licensee of clevudine, for regulatory and other cross-filing needs. As part of this agreement, Bukwang was granted a right of first refusal for Racivir (subject to Gilead’s right of first refusal) for the treatment of HBV in South Korea.

Clinical Development. Two placebo-controlled, double-blinded, randomized, multi-center South Korean Phase 3 clinical trials, Study 301 and Study 302, designed to determine the efficacy of clevudine over a 24-week period have been completed by Bukwang. Patients were evaluated for an additional 24 weeks as follow-up care. Study 301 enrolled hepatitis B patients in whom the e-antigen was present, also referred to herein as e-antigen positive patients, and Study 302 enrolled hepatitis B patients in whom the e-antigen was not present, also referred to herein as e-antigen negative patients.

Study 301 involved 248 e-antigen positive patients who received 30 mg of clevudine or a placebo once daily. At week 24, 59% of patients receiving clevudine had HBV DNA levels below those detectable by a standard test called a polymerase chain reaction (PCR) test, indicating very low viral infection or clearance of the virus from the body versus 0% of patients receiving placebo. Study 302 comprised 89 e-antigen negative patients who received 30 mg of clevudine or a placebo once daily. At week 24, 92% of patients receiving clevudine had undetectable HBV DNA levels, versus 0% of patients receiving placebo. As summarized in the tables below, both of these viral load reductions were statistically significant when compared to the placebo groups.

In Study 301, 24 weeks after the cessation of therapy, HBV DNA levels in patients who received clevudine remained lower than baseline by 2.02 log (99.1% reduction) compared to patients who received placebo, whose HBV DNA levels were lower than baseline by only 0.68 log (79.1% reduction). In Study 302, 24 weeks after the cessation of therapy, the reduction in HBV DNA levels was 3.11 log (99.9% reduction) for treated patients versus 0.66 log (78.1% reduction) for the placebo group. In addition, patients were tested for 24 weeks after cessation of treatment, at which time the average viral load for patients who had received clevudine was still statistically significantly lower than the average viral load for patients receiving placebo. To our knowledge, no other HBV oral therapeutic has demonstrated this prolonged anti-viral effect. In particular, clevudine’s effect on viral load observed after 24 weeks of treatment in Study 301 and Study 302 was comparable to the effect observed in independent clinical studies after 48 or 52 weeks of treatment with other HBV drugs that are currently available or in development based on historical data for those therapies. This historical data was derived from independent clinical trials reported in patient information inserts, NDA filings, medical journals and company reports, as summarized in the table below. We have not conducted any clinical trials comparing clevudine to any of these other therapies.

Comparison of Anti-HBV Drugs and Drug Candidates After 24 Weeks of Treatment

(Derived from independent clinical studies)

Drug/Drug Candidate	Patients with Undetectable Virus (PCR Negative)

	e-Antigen Positive Patients		e-Antigen Negative Patients
entecavir	45%		76%
telbivudine	44		80
lamivudine	32		64
pradefovir	31		58
adefovir	12		36
clevudine	59	%(1)	92	%(2)

(1)	Based on data from Study 301.
(2)	Based on data from Study 302.

Bukwang recently completed Study 303, a South Korean follow-on study of clevudine Studies 301 and 302. The goal of Study 303 was to evaluate the safety, antiviral activity, biochemical improvement, and serologic response in patients treated with clevudine. This open label follow-on study enrolled 55 treatment-naïve patients (40 e-antigen positive patients and 15 e-antigen negative patients) who were receiving placebo in Studies 301 and 302. Although, based on the results of our prior Phase 1 and Phase 2 dose-ranging studies, we expect clevudine’s commercial dosing regimen to be 30 mg per day for the entire duration of treatment, Study 303 used a dosing regimen of 30 mg of clevudine for 24 weeks followed by 10 mg of clevudine for an additional 24 weeks as a maintenance therapy. Preliminary results show that, at week 48, 63% of e-antigen positive patients and 87% of e-antigen negative patients had HBV DNA levels below those detectable by PCR tests. Furthermore, 83% of e-antigen positive patients and 87% of e-antigen negative patients had normalized liver enzyme levels. No serious adverse events were observed, and all adverse events were mild and transient.

Comparison of Anti-HBV Drugs and Drug Candidates After 48/52 Weeks of Treatment

(Derived from independent clinical studies)

	Patients with Undetectable Virus (PCR Negative)		Patients with Normalized Liver Enzyme Levels
Drug/Drug Candidate	e-Antigen Positive Patients	e-Antigen Negative Patients	e-Antigen Positive Patients	e-Antigen Negative Patients
entecavir	67%	90%	68%	78%
telbivudine	60	88	77	74
lamivudine	36	72	60	71
pradefovir	63 (1)	87 (1)	69	67
adefovir	21	52	48	72
clevudine(2)	63%	87%	83%	87%

(1)	Estimated, based on graphic presentation of data.
(2)	Based on preliminary data from Study 303.

Clevudine has been the subject of six completed Phase 2 studies. Three of these studies were conducted by Bukwang in South Korea. In Study 201, 99 patients with chronic hepatitis B received either placebo, 30 mg, or 50 mg of clevudine each day for 12 weeks with a follow-up period of 12 weeks. At the end of the trial, 63% of patients receiving 30 mg and 52% of patients receiving 50 mg had HBV below measurable levels compared to 0% of patients in the placebo group. Positive results were also observed in the other two trials conducted by Bukwang, Study 203 and Study 204. In addition, Gilead Sciences conducted a trial with 163 patients testing a 10 mg dose of clevudine in combination with 200 mg of emtricitabine versus 200 mg of emtricitabine alone over a 24-week period. Although we believe 10 mg of clevudine is a lower dose than we believe is optimal, treatment-naïve e-antigen negative patients experienced a statistically significant improvement of an endpoint that combined reduction of HBV DNA levels with a normalization of liver enzyme levels when taking clevudine in addition to emtricitabine versus emtricitabine alone. Based on these studies, we believe that clevudine may be complementary to existing HBV treatments and could therefore be used as either a single agent or in combination with existing therapies.

Clevudine was also the subject of four completed Phase 1 trials designed to test the safety, tolerability and pharmacokinetic profile of the drug at various doses. In these Phase 1 trials and all other trials to date, clevudine has been generally well tolerated.

Planned Development. We have had an end-of-Phase 2 meeting with the FDA to review the clinical results to date and begin the planning of clevudine’s registration clinical trial. On the basis of that discussion, we believe that our registration filing will be based on two 48-week Phase 3 clinical trials, one in e-antigen positive patients and one in e-antigen negative patients, each compared to an approved HBV therapy. We are currently working with the FDA to design these trials. We expect that patients will receive 30 mg of clevudine once-daily for the 48-week duration of the studies. We intend to initiate these studies in the fourth calendar quarter of 2006.

Preclinical Development. Clevudine inhibits viral replication by competing for the binding site of the HBV polymerase enzyme. Unlike several other nucleoside analogs in development for the treatment of HBV, clevudine is not incorporated into normal human cellular DNA, and therefore is unlikely to interfere with cellular replication. Cell-based assays of clevudine in combination with other nucleoside analogs demonstrated that clevudine was not antagonistic with certain nucleoside analogs and may be active in combination with lamivudine, adefovir and emtricitabine. Laboratory data show clevudine to be additive or synergistic when used in combination with existing therapies. In resistance studies, HBV mutations resistant to lamivudine were are also resistant to clevudine, with the exception of the mutation M204V. Clevudine inhibited the replication of virus containing the M204V mutation, against which lamivudine is not effective. Clevudine exhibited no mitochondrial or bone marrow toxicity when tested in human cell-based assays.

In woodchucks infected with woodchuck hepatitis virus (WHV), a common animal model for human HBV, clevudine reduced viral load by approximately 108 fold from a viral load level of approximately 1011 viral genomes per milliliter. No treatment-related toxicities were observed in the woodchuck studies and liver and immune system function improved after the 12 weeks of treatment. No sustained rebound in WHV DNA occurred during the 68-week observation period following treatment. This study and others demonstrated a significant reduction of the cccDNA form of the virus in woodchucks after treatment with clevudine. The cccDNA form of the viral genome is believed to be responsible for the persistence of chronic HBV infection and for reactivation of hepatitis B after stopping therapy.

Racivir

Racivir is an oral, once-daily cytidine nucleoside analog that we are developing as an HIV therapy for use in combination with other approved HIV drugs. Racivir contains a racemic mixture, half of which is (–) – FTC and half of which is (+) – FTC. A racemic mixture is comprised of two forms of the same chemical structure that are mirror images of each other. (–) – FTC is a chemical name abbreviation for emtricitabine, an FDA-approved HIV therapy marketed as Emtriva by Gilead, and one of the components of Truvada, a fixed-dose combination HIV therapy. Racivir was generally well tolerated in two completed clinical trials. In our completed Phase 1b/2a clinical trial, the combination of Racivir and two FDA-approved HIV drugs demonstrated a 99% reduction in viral load after 14 days of treatment.

We are developing Racivir to be used with other HIV drugs for possible use in a combination therapy for treatment-naïve patients and, depending upon the outcome of the current clinical study, patients failing their first treatment regimen. In preclinical studies a prevalent viral mutation named M184V took longer to emerge when using Racivir than when using either lamivudine or emtricitabine, two approved cytidine analogs. We expect to conduct future clinical trials that will study combination therapies that include Racivir for HIV patients receiving first-line therapy. The goals of future clinical trials would be to determine if combination therapies containing Racivir (alone or as a component of a fixed-dose combination) instead of lamivudine or emtricitabine can delay the onset of the M184V mutation and extend the benefit of existing first-line or second-line therapies. Based on the results of our preclinical studies, we may also develop Racivir for the treatment of HBV or HIV/HBV co-infected individuals.

Clinical Development. We are currently conducting a Phase 2 clinical trial to assess the safety, tolerability and antiviral effect of a 600 mg dose of Racivir head-to-head against lamivudine in HIV-infected, treatment-experienced patients with the M184V mutation. The study is a randomized, double-blind, placebo-controlled, multicenter study designed to include 60 patients in the United States, Argentina, Mexico and Panama. Patients are being randomized into two groups: one receiving Racivir instead of lamivudine in their existing therapies, and one continuing on a current lamivudine-containing therapy without any change. The study entry criteria requires participants to have received lamivudine as part of their anti-viral therapy for the previous 60 days, to carry the M184V HIV mutation, and to have an HIV RNA viral load of greater than or equal to 2,000 viral copies per milliliter of blood plasma. The study has a blinded treatment period of up to 28 days, followed by an open label treatment period of up to 20 weeks. Patients will subsequently be followed for an additional four weeks after the conclusion of the study treatment periods. The goal of this study is to evaluate the benefit of Racivir in patients carrying the M184V mutation by replacing lamivudine with Racivir in existing therapies. We anticipate preliminary results from the 28-day blinded treatment period of this study in the second calendar quarter of 2006.

We have conducted a Phase 1 clinical trial with Racivir as a single agent and a Phase 1b/2a clinical trial with Racivir in combination with two FDA-approved therapies for the treatment of HIV infection. Racivir was shown to be generally well tolerated in both studies. In the Phase 1b/2a clinical trial, summarized in the table below, Racivir was tested at 200, 400 and 600 mg doses once daily for 14 days in combination with stavudine and efavirenz in 32 HIV-infected, treatment-naïve individuals. In this study, mean viral loads of 4.7 log to 4.85 log were reduced by approximately 99% on average by day 14 at all dose levels, as depicted in the figure below. Notably, after the discontinuation of combination therapy at day 14, we observed that the viral load was suppressed by approximately 99% at day 28 at all doses. In this study, replacing lamivudine with Racivir did not affect the efficacy of stavudine and efavirenz.

Preclinical Development. In cell-based assays, Racivir was active against HIV and HBV, and no toxicity was observed. In preclinical safety studies, Racivir was generally well tolerated in rats and dogs when dosed orally once daily. No toxicity was observed in rats and dogs at dose levels representing 125 times and 12.5 times higher, respectively, than those used in humans. Racivir has also shown activity against HIV and HBV in animal models.

In collaboration with the National Institutes of Health, or the NIH, we compared the activity of Racivir to emtricitabine against common HIV mutations in a head-to-head laboratory study and observed that both Racivir and emtricitabine were similarly active in inhibiting naturally occurring HIV, as well as viruses containing the T215Y (which is one of the TAMs), K65R, and other drug-resistant mutations. In this laboratory study, Racivir lost activity against viruses containing the M184V mutation, but to a lesser degree than emtricitabine. In other head-to-head preclinical studies comparing the effect of different drugs on naturally occurring HIV, the M184V mutation took longer to emerge when using Racivir than when using either lamivudine or emtricitabine.

R-4048, a Pro-Drug of PSI-6130

Roche and we are developing R-4048, a pro-drug of a nucleoside analog we discovered named PSI-6130, an oral cytidine nucleoside analog for the treatment of HCV. A pro-drug is a chemically modified form of a molecule designed to enhance the absorption, distribution and metabolic properties of that molecule. PSI-6130 is the active component of R-4048. At low concentrations, PSI-6130 was shown to be an inhibitor of HCV replication, specifically targeting the HCV RNA polymerase. In preclinical studies, no toxicity was observed in various human cells, including liver cells, bone marrow cells, and white blood cells. When compared to several other compounds in development for the treatment of HCV, PSI-6130 was found to be more active at low concentrations and/or less toxicity was observed in laboratory studies.

In October 2004, we entered into a collaboration with Roche for the development and commercialization of PSI-6130 and related compounds. In exchange for these rights, Roche agreed to make milestone payments upon the achievement of predetermined clinical or regulatory events and pay royalties on sales of the products arising from the collaboration. Under this collaboration, Roche will fund and we will be responsible for preclinical work, the IND filing, and the initial clinical trial, while Roche will manage other preclinical studies and future clinical development. We will continue to develop and retain worldwide rights to ongoing and future HCV programs unrelated to the PSI-6130 series of nucleoside polymerase inhibitors.

Clinical Development. In November 2005, Roche and we initiated a clinical study program for PSI-6130. The single ascending-dose, randomized, blinded study was conducted outside of the United States in healthy volunteers between 18 and 60 years of age. The study evaluated the safety, tolerability, and pharmacokinetics of sequential ascending levels of single doses of PSI-6130, as compared with placebo. A total of 24 subjects were enrolled in three sequential dose groups with eight subjects per group (six subjects assigned to PSI-6130, two subjects assigned to placebo). This early stage clinical study was conducted in a small number of subjects and was not designed to achieve statistical significance at the end of the trial or test any formal statistical hypothesis about PSI-6130. This initial clinical study provided guidance as to the pharmacokinetic and safety parameters associated with the administration of single doses of PSI-6130 to healthy subjects. Based on the preliminary results of this study, Roche and we have determined to advance a pro-drug of PSI-6130, named R-4048. We believe that R-4048 may be able to achieve similar results at a lower dose, making it more competitive with other HCV nucleoside drug candidates of which we are aware. The efficacy of R-4048, as measured by decrease of HCV RNA from baseline, will need to be measured and empirically assessed upon multiple dosing in HCV-infected patients in a separate study.

Planned Development. Roche and we intend to begin an initial clinical trial with R-4048 in the first calendar quarter of 2007.

Preclinical Development. We performed several animal studies to determine the pharmacokinetics and toxicity of PSI-6130. Pharmacokinetic studies in rats and monkeys demonstrated that the compound could be dosed orally. No toxicity was observed in mice after six days and in rats and monkeys after 14 days of oral administration. Additional preclinical studies showed that PSI-6130 did not cause genetic mutations or damage in either cell or animal models. In a 14-day toxicity study in monkeys, no adverse events were observed at doses as high as 900 mg/kg per day, the highest dose tested.

PSI-6130 demonstrated potent and specific anti-HCV activity in cell-based assays against wild type and resistant variants of HCV. PSI-6130 was 5-fold more potent than the parent molecule of another nucleoside, 2’-C-methylcytidine, that is in development for the treatment of HCV. The EC90, or effective concentration producing a 90% reduction in viral RNA, was 4.6 for PSI-6130 compared to 21.9 for 2’-C-methylcytidine. In addition, the antiviral activity of PSI-6130 is limited to HCV, since other related viruses are largely unaffected by the compound. In this study, cytotoxicity assays using several different cell types indicate that little or no toxicity is associated with PSI-6130 and that PSI-6130 has no effect on mitochondrial DNA content. In a separate study evaluating the mechanism of activation of PSI-6130, the compound was found to be active against the HCV RNA polymerase by terminating HCV RNA synthesis.

Our Research Programs

We have a proprietary library of cataloged nucleoside analogs, as well as several other chemically diverse antiviral, anticancer and antibacterial compounds. This library is the result of substantial collective effort, and we continue to enhance the compound library’s value through the addition of new compounds. We screen potential new targets against this library as a means of identifying promising chemical compounds to pursue for further development. We use preclinical discovery and development technologies and proprietary viral and cellular assays that we believe form a reasonable basis for anticipating clinical results. Developing additional compounds to treat HCV and HIV are the primary focus areas for our nucleoside research and development activities.

We have a number of non-core intellectual property rights or early-stage preclinical programs targeting infectious diseases and cancer that may be suitable for licensing to third parties in the future. These include infectious disease research programs targeting Epstein Barr virus, Vaccinia viruses and the closely related small pox virus, and cancer programs, including inhibitors of Inosine Monophosphate Dehydrogenase, or IMPDH, and uridine phosphorylase.

Collaborations and Licensing Agreements

Bukwang Pharm. Co., Ltd.

Bukwang Pharm. Co., Ltd. is a pharmaceutical, oral hygiene, and cosmetics company based in Seoul, South Korea. On December 28, 1995, Bukwang entered into an exclusive, worldwide license agreement with the University of Georgia Research Foundation, or UGARF, and Yale University to develop and commercialize clevudine. On June 23, 2005, Bukwang granted us exclusive rights to develop, manufacture, and market clevudine in North America, Europe, Central and South America, the Caribbean, and Israel. Bukwang retained rights to the rest of the world, excluding those Asian territories that were licensed to Eisai Pharmaceuticals in November 2004. The agreement permits us to sublicense these rights under certain circumstances.

We paid Bukwang an up-front payment of $6.0 million and may pay up to an aggregate of $4.0 million in performance-based milestone payments and future royalties on net sales. We have the right to use the clinical data generated by Bukwang or Eisai, as well as all historical data collected by the prior licensee, Triangle Pharmaceuticals (acquired by Gilead Sciences in 2003) or Gilead Sciences. We will be responsible for conducting any future clinical trials, regulatory filings, and the commercialization of clevudine in our territories. Bukwang and Eisai are responsible for all ongoing clinical trials, regulatory filings, and the commercialization of clevudine in their respective territories. We granted Bukwang a right of first refusal for Racivir for the treatment of HBV in South Korea.

Our collaboration and license agreement with Bukwang will terminate once there are no longer any royalty obligations. We may terminate the agreement by providing written notice to Bukwang six months prior to termination. In addition, either party may terminate the agreement if the other party commits a material breach of the agreement that is not timely cured. In the event of termination at will by us or for our breach, we must license or transfer to Bukwang all regulatory filings, trademarks, patents, preclinical and clinical data related to this agreement. In the event of termination for Bukwang’s breach, Bukwang must license or transfer to us all patents, know-how, and manufacturing processes related to this agreement.

University of Georgia Research Foundation, Inc. and Yale University

As part of the collaboration and license agreement with Bukwang, we sublicensed certain patents and technology related to clevudine. On June 23, 2005, we, along with UGARF and Yale University, signed a memorandum of understanding with regard to the patents and technology related to clevudine that had been exclusively licensed to Bukwang, and which we currently sublicense from Bukwang. The memorandum of understanding provides that UGARF and Yale will grant us a license to these patents and technology in the event that the primary license with Bukwang is terminated, provided that the reason for such termination does not relate to any breach of our sublicense by us or on our behalf.

Incyte Corporation

On September 3, 2003, we entered into a collaboration and license agreement with Incyte to develop and commercialize DFC. On April 3, 2006, Incyte announced its decision to discontinue its development of DFC. Incyte has notified us of its intention to terminate our license agreement and return its rights related to DFC to us. We intend to analyze the clinical data on DFC generated by Incyte and will decide whether to pursue further development of DFC after we have completed this analysis.

Hoffmann-La Roche Inc.

Hoffmann-La Roche Inc. is the U.S. affiliate of F. Hoffmann-La Roche Ltd, a Swiss company (collectively Roche). In October 2004, we entered into a collaboration and license agreement with Roche to develop PSI-6130, its pro-drugs and chemically related nucleoside polymerase inhibitors for all indications, including the treatment of chronic HCV infections. Roche paid us an up-front payment of $8.0 million and has agreed to pay future research and development costs. Roche has also agreed to make milestone payments to us for a PSI-6130 or a pro-drug of PSI-6130, including R-4048, of up to an aggregate of approximately $105 million, assuming successful development and regulatory approval in Roche’s territories. In addition, we will receive royalties paid as a percentage of total annual net product sales, if any, and we will be entitled to receive one-time performance payments should net sales from the product exceed specified thresholds.

We granted Roche worldwide rights, excluding Latin America and South Korea, to PSI-6130 and its pro-drugs and derivatives. We retained certain co-promotion rights in the United States. We will be required to pay to Roche royalties on our net product sales, if any, in the territories we have retained. Roche will fund research related to the collaboration. Roche will fund and we will be responsible for preclinical work, the IND filing, and the initial clinical trial, while Roche will manage other preclinical studies and future clinical development.

We also granted Roche an option to license from us additional nucleoside polymerase inhibitors related to PSI-6130 and its pro-drugs and other product candidates developed through our research collaboration. We will continue to discover, develop and retain worldwide rights to ongoing and future HCV programs unrelated to the Roche collaboration.

This agreement will terminate once there are no longer any royalty or payment obligations. Additionally, Roche may terminate the agreement in whole or in part by providing six months’ written notice to us. Otherwise, either party may terminate the agreement in whole or in part in connection with a material breach of the agreement by the other party that is not timely cured. In the event of termination, Roche must assign or transfer to us all regulatory filings, trademarks, patents, preclinical and clinical data related to this collaboration.

In conjunction with the collaboration and license agreement, Hoffman-La Roche Inc. purchased $4.0 million in shares of our convertible preferred stock and received warrants to purchase up to an additional $6.0 million in shares of our convertible preferred stock. See “Description of Capital Stock” for more information.

Emory University

Emory University is a non-profit Georgia corporation located in Atlanta, Georgia. In December of 1998, we entered into two licensing arrangements with Emory University related to the active pharmaceutical ingredients in DFC and Racivir.

DFC. On December 30, 1998, Emory University granted us an exclusive license to make, have made, use, import, offer for sale and sell medical products based on a compound now known as DFC, including certain of its analogs and derivatives. As part of the consideration for this agreement, we issued to Emory University 100,000 shares of our redeemable common stock and agreed to pay Emory University royalties as a percentage of net product sales and up to an aggregate of $1.0 million in future marketing milestone payments. Beginning in the second year after New Drug Application, or NDA, registration, these royalties are subject to specified minimums. The agreement permits us to sublicense these rights, subject to Emory University’s prior written consent, provided that we pay a percentage of milestone and royalty payments that we receive from a sublicensee. In September 2003, we sublicensed the rights to DFC in certain territories to Incyte, under a collaboration and license agreement, which is being terminated as described above.

Our agreement with Emory University will expire upon the expiration of all licensed patents. Emory University has the right to terminate the agreement if we fail to make required payments or reports when due, if we become insolvent or bankrupt, or if we materially breach the agreement. To exercise this right, Emory University must give us 60 days’ written notice, after which time the agreement automatically terminates unless we have cured the breach. We have the right to terminate the agreement at our sole discretion on three months’ written notice. We have the right to grant sublicenses, subject to Emory University’s prior written consent.

Racivir. On December 8, 1998, Emory University granted us an exclusive, worldwide license pursuant to the Racivir License Agreement to make, have made, use, import, offer for sale and sell drug products based on a specified range of mixtures of (–) – FTC and (+) – FTC, or enriched FTC, which includes the mixture that we are developing as Racivir. As part of the consideration for this agreement, we issued to Emory University 100,000 shares of our redeemable common stock, and agreed to pay Emory University royalties as a percentage of net product sales. We subsequently issued to Emory University an additional 19,960 shares of our redeemable common stock pursuant to an anti-dilution provision in our agreement. We may also pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments. Beginning in the second year after New Drug Application, or NDA, registration, these royalties are subject to specified minimums. The agreement permits us to sublicense these rights under certain circumstances, provided that we pay a percentage of milestone and royalty payments that we receive from a sublicensee.

The agreement will expire upon the expiration of all licensed patents. Emory University has the right to terminate the agreement if we fail to make required payments or reports when due, if we become insolvent or bankrupt, or if we materially breach the agreement. To exercise this right, Emory University must give us 60 days’ written notice, after which time the agreement automatically terminates unless we have cured the breach. We have the right to terminate the agreement at our sole discretion on three months’ written notice.

In the Emory/Gilead License Agreement, Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to any of the inventors (which included two of our founders) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. Our license to Racivir was granted to us by Emory University pursuant to this exception and therefore we are bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The terms of this right of first refusal as set forth in the Emory/Gilead License Agreement require that, prior to the entry into any license or assignment agreement with a third party relating to any of Emory University’s rights in respect of enriched FTC, Emory University shall notify Gilead of the terms of the proposed agreement and provide a copy of the proposed agreement to Gilead together with all data and information in Emory University’s possession relating to enriched FTC and its use as a therapeutic agent. Gilead has 30 days to accept or decline the offer. Although Emory University considers Pharmasset to be a permitted transferee under the Emory/Gilead License Agreement, Emory University has subsequently taken the position that some of the rights it granted to us exceeded what was permitted under its agreement with Gilead.

In March 2004, we entered into a supplemental agreement with Emory University in which we and Emory University agreed that, prior to any commercialization of enriched FTC by us, or by any licensee or assignee of our rights under the Racivir License Agreement, we and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead License Agreement and offer to Gilead the same terms and conditions under which we, our licensee or our assignee, propose to commercialize enriched FTC. The supplemental agreement also outlines a procedure by which Emory University and we would jointly offer the terms of a proposed license and commercialization agreement between us and a third party to Gilead after Emory University has the opportunity to approve them. Therefore, before we could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on our own, we would be required to offer Gilead the opportunity to be our commercialization partner on the same terms on which we intend, or our prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with us knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to our commercialization rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir. In addition, we could become involved in litigation or arbitration related to our commercialization rights to Racivir in the future.

Apath, LLC

Apath, LLC is a Missouri company that is engaged in the commercial application of molecular virology and viral genetics. On October 18, 2000, as amended on January 30, 2004, Apath granted us a non-exclusive right to use its HCV Replicon technology for the design, discovery, development and commercialization of compounds inhibiting HCV in humans. The agreement required us to pay Apath royalties on sales of compounds discovered using this technology, and on any consideration received by us from a licensee of such compounds.

This agreement was terminated on August 26, 2005, on which date we entered into a new agreement with Apath. Under the terms of the new agreement, we paid Apath a one-time sublicense fee, and an annual maintenance fee, retroactive to October 18, 2000. Going forward, we will only pay the annual maintenance fee and we will have no other financial obligations to Apath in connection with the design, discovery, development and commercialization of compounds inhibiting HCV in humans.

This agreement expires on the date of expiration of the last-to-expire U.S. patent in the licensed patent rights. Apath retains no rights to the compounds we discover, and they will receive no payments for any of the compounds we discover. We are entitled to sublicense these compounds to a third party without Apath’s permission or consent. We may terminate the agreement for any reason or no reason by giving Apath 30 days’ prior written notice without any penalties. Apath is entitled to terminate the contract, but only should we breach the agreement, on 30 days’ notice in the event of any uncured breach.

Primagen

On April 24, 2003, we granted Primagen an exclusive, worldwide license to commercialize our novel mitochondrial detection and toxicity technology. Primagen designs, develops and commercializes molecular tests. Primagen paid us an up-front fee of $25,000 and has paid a patent and research discovery fee and has agreed to pay royalties on net sales of its mitochondrial toxicity testing kits and services, which Primagen is currently selling. Primagen is responsible for all development and commercialization costs associated with this product.

RFS Pharma LLC

As of February 10, 2006, we entered into a license agreement with RFS Pharma LLC to pursue the research, development and commercialization of an anti-viral nucleoside analog product candidate called dioxolane thymine (DOT). Dr. Raymond F. Schinazi, a related party of Pharmasset, is the founder and majority stockholder of RFS Pharma LLC and is a named inventor of DOT. Under this agreement, we paid to RFS Pharma LLC an upfront payment of $400,000 and we may also pay up to an aggregate of $3.9 million in future milestone payments, as royalties on future sales, and expense reimbursements in specified circumstances. Additionally, this license agreement provides for specified amounts of DOT to be purchased by the company from RFS Pharma LLC for up to $82,000. We may terminate the license agreement on a country-by-country basis and/or product-by-product basis or in its entirety at any time upon 30 days advance written notice to RFS Pharma LLC prior to the launch of any licensed product, or upon 180 days advance written notice to RFS Pharma LLC following the launch of any licensed product. Additionally, upon a material breach of this agreement by either party, if the breaching party fails to cure the material breach during a 90 day period after notice of the breach has been provided, then the non-breaching party may terminate the agreement on a country-by-country or product-by-product basis with respect to the country(ies) and licensed product(s) to which the breach relates.

Manufacturing and Supply

We do not have our own manufacturing capabilities and we rely on third-party manufacturers for supply of the active pharmaceutical ingredients, or APIs, we use in our preclinical studies and clinical trials. We do not expect to establish our own manufacturing facilities and we will continue to rely on third-party manufacturers to produce commercial quantities of any drugs that we market.

We do not have a sufficient quantity of clevudine for Phase 3 clinical trials, and we will need to procure additional supplies of clevudine prior to initiating those trials. We have identified a qualified supplier that manufactured the supply of clevudine used in previous and ongoing clinical trials, and we have entered into an agreement for the manufacture of a quantity of clevudine that we believe will be sufficient for the remaining clinical trials. Our current supplier of clevudine is also responsible for providing us with all supporting data, documentation and information necessary for completing the chemistry, manufacturing and controls section of our NDA that relates to the planned routine production and testing of the drug as well as assisting us in equivalent regulatory applications outside of the United States. If we obtain marketing approval for clevudine, we will need to procure additional commercial supplies of clevudine from qualified third-party manufacturers.

We currently do not have a sufficient quantity of Racivir to complete our planned preclinical and clinical trials. We will need to procure additional supplies of Racivir to complete these studies. We are currently in the process of identifying and evaluating the qualifications of potential suppliers that could manufacture Racivir, including the company that manufactured our current supply of Racivir; however, we have not yet entered into any supply agreements.

We currently do not have a sufficient quantity of R-4048 to complete our planned preclinical studies. We will need to procure additional supplies of R-4048 to complete our future preclinical studies and clinical trials. We are currently in the process of identifying and evaluating the qualifications of potential suppliers that could manufacture R-4048.

Incyte was responsible for the clinical trials of DFC and for obtaining sufficient supply of DFC for its trials. At this time, we do not have any plans to pursue further development of DFC. If we choose to conduct our own clinical trials of DFC, we will need to establish our own source of supply of DFC.

In the past we have relied on contract manufacturers specializing in nucleoside chemistry to provide us with drug product. The company that manufactured our current supply of Racivir and PSI-6130 made a $1.5 million equity investment in us in 1999. All of the materials required for the manufacture of our product candidates are currently available from more than one qualified source. In the future, we intend to bolster our internal process research capabilities to facilitate the production of kilogram quantities of drug material for use in preclinical studies and early clinical trials.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceutical products and in ongoing research and development activities. Government authorities in the United States at the federal, state, and local levels and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing, and import and export of pharmaceutical products, biologics, and medical devices. All of our products will require regulatory approval by governmental agencies prior to commercialization. Various federal, state, local and foreign statutes and regulations also govern testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and subsequent process of maintaining substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. In addition, these statutes, rules, regulations and policies may change and our products may be subject to new legislation or regulations.

Pharmaceutical Regulation in the United States

In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, or the FDCA, and other federal and state statutes and regulations govern, among other things, the research, development, testing, safety, effectiveness, manufacture, quality control, storage, record keeping, labeling, promotion, marketing, and distribution of pharmaceutical products. The failure to comply with the applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions. These sanctions could include FDA’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. The FDA also administers certain controls over the export of drugs and biologics from the United States.

The steps ordinarily required before a new drug product may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of a notice of claimed exemption for an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication for which FDA approval is sought. The following paragraphs provide a general overview of the development and approval process for a new drug.

Preclinical Phase. Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. If a company wants to test a new drug in human patients, an IND must be prepared and filed with the FDA to request FDA authorization to begin human testing of the drug. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the adequacy of the preclinical studies, the preclinical product characterization and/or the proposed conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The submission of an IND may not result in FDA authorization to commence a clinical trial. A separate supplemental submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must review each supplemental IND before each clinical trial can begin. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center, and the IRB must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations and regulations for obtaining informed consent from the study subjects.

Certain preclinical tests must be conducted in compliance with the FDA’s good laboratory practice regulations and the United States Department of Agriculture’s Animal Welfare Act. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be reconducted.

Clinical Phase. The clinical phase of development follows successful IND submission and involves the activities necessary to demonstrate safety, tolerability, efficacy and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA’s current Good Manufacturing Practice, or cGMP, requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study and the parameters to be used in assessing the safety and the efficacy of the drug. Each protocol must be submitted to the FDA as part of the IND prior to beginning the trial. Each trial must be reviewed, approved and conducted under the auspices of an IRB, and each trial, with limited exceptions, must include the patient’s informed consent. Foreign studies performed under an IND must meet the same requirements that apply to U.S. studies. The FDA will accept a foreign clinical study not conducted under an IND only if the study conforms to the ethical principles contained in the Declaration of Helsinki, or with the laws and regulations of the country in which the research was conducted, whichever provides greater protection of the human subjects. Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 clinical trials conducted after marketing approval. Phase 4 clinical trials are generally required for products that receive accelerated approval. Data from these activities are compiled in an NDA, or for biologic products a Biologics License Application, or BLA, for submission to the FDA requesting approval to market the drug. These phases may be compressed, may overlap or may be omitted in some circumstances.

•	Phase 1 Clinical Trials: After an IND becomes effective, Phase 1 human clinical trials can begin. These studies are initially conducted in a limited population to evaluate a drug candidate’s safety and tolerability. Phase 1 clinical trials also determine how a drug candidate is absorbed, distributed, metabolized and excreted by the body, and its duration of action. In some cases, a sponsor may decide to run what is referred to as a “Phase 1b” evaluation, which is a second, safety-focused Phase 1 clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs.

•	Phase 2 Clinical Trials: Studies are generally conducted in a limited patient population to identify possible adverse events and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. These trials are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase 2 clinical trials of antiviral drugs typically are designed to evaluate the potential efficacy of the drug on patients and to further ascertain the safety of the drug, at the dosage given, in a larger patient population. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a registrational clinical trial in the approval of a drug candidate.

•	Phase 3 Clinical Trials: These are commonly referred to as registrational (or pivotal) studies, and are undertaken when Phase 2 clinical trials suggest that a dose range of the drug candidate is effective and has an acceptable safety profile. In Phase 3 clinical trials, the drug is usually tested in a controlled randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well-defined patient population and at multiple clinical sites. The goal of these studies is to obtain definitive statistical evidence of safety and efficacy of the investigational new drug regimen as compared to an approved standard treatment in defined patient populations with a given disease and stage of illness. Phase 3 trials usually include from several hundred to several thousand subjects.

In the case of products for life-threatening diseases, the initial human testing is often conducted in patients with the target disease rather than in healthy volunteers. These studies may provide initial evidence of efficacy traditionally obtained in Phase 2 clinical trials, and so these trials are frequently referred to as Phase 1/2 clinical trials.

In addition, a company may hold an “End-of-Phase 2 Meeting” with the FDA to assess the safety of the drug regimen to be tested in the Phase 3 clinical trial, to evaluate the Phase 3 plan, and to identify any additional information that will be needed to support an NDA. If the Phase 3 clinical trials had been the subject of discussion at an “End-of-Phase 2 Meeting,” the company is eligible for a Special Protocol Assessment, or SPA, by the FDA, a process by which the FDA must evaluate protocols and issues relating to the protocols within 45 days to assess whether they are adequate to meet scientific and regulatory requirements identified by the sponsor.

Success in early-stage clinical trials does not necessarily assure success in later-stage clinical trials. Data obtained from clinical activities is not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval.

Throughout the clinical phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, large-scale production protocols and written standard operating procedures for each aspect of commercial manufacture and testing must be developed.

Phase 1, 2, and 3 testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend, or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development. Furthermore, IRBs, which are independent entities constituted to protect human subjects in the institutions in which clinical trials are being conducted, have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.

New Drug Application. After successful completion of the required clinical testing of a drug candidate, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. An NDA is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical and clinical studies, information about the drug’s composition, and the sponsor’s plans for producing, packaging, and labeling the drug. Under the Pediatric Research Equity Act of 2003, an application also is required to include an assessment, generally based on clinical study data, on the safety and efficacy of drugs for all relevant pediatric populations before the NDA is submitted. The statute provides for waivers or deferrals in certain situations. The cost of preparing and submitting an NDA is substantial. Under federal law, in most cases, the submission of an NDA is also subject to substantial application user fees. The manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees. These fees are typically increased annually.

The submission of the application is no guarantee that the FDA will find it complete and accept it for filing. FDA reviews all NDAs submitted before it accepts them for filing. It may refuse to file the application and request additional information rather than accept the application for filing, in which case, the application must be resubmitted with the supplemental information. After application is deemed filed by the FDA, agency staff of the FDA reviews an NDA to determine, among other things, whether a product is safe and efficacious for its intended use. FDA has substantial discretion in the approval process and may disagree with an applicant’s interpretation of the data submitted in its NDA. As part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of physicians, for review, evaluation, and an approval recommendation. The FDA is not bound by the opinion of the advisory committee. Drugs that successfully complete NDA review may be marketed in the United States, subject to all conditions imposed by the FDA.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to specific performance goals in the review of NDAs. The FDA assigns a goal of ten months from acceptance of the application to return a first “complete response,” in which the FDA may approve the product or request additional information. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission.

Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities that will be involved in the manufacture, production, packaging, testing and control of the drug product for cGMP compliance. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the marketing application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the marketing application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.

If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions that can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

The length of the FDA’s review ranges from a few months, for drugs related to life-threatening circumstances, to many years.

Fast-Track Review. The Food and Drug Administration Modernization Act of 1997, or the Modernization Act, establishes a statutory program for the approval of “Fast-Track” products, which are defined under the Modernization Act as new drugs or biologics intended for the treatment of a serious or life-threatening condition that demonstrate the potential to address unmet medical needs for this condition. To determine whether a condition is “serious” for the purposes of Fast-Track designation, the FDA considers several factors, including the condition’s impact on survival, day-to-day functioning, and the likelihood that the disease, if left untreated, will progress from a less severe condition to a more serious one. If awarded, the Fast-Track designation applies to the product only for the indication for which the designation was received. Under the Fast-Track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast-Track product in writing at any time during the clinical development of the product. The Modernization Act specifies that the FDA must determine if the product qualifies for Fast-Track designation within 60 days of receipt of the sponsor’s request.

Fast-Track designation offers a product the benefit of approval based on surrogate endpoints that generally would not be acceptable for approval and possible early or rolling acceptance of the marketing application for review by the agency. Traditional approval requires data demonstrating that the product has an effect on clinically meaningful endpoints or well-established surrogate endpoints. The FDA may approve the application of a Fast-Track product on the basis of clinical trials using less than well-established surrogate endpoints where the agency determines that the effect on the surrogate endpoint is reasonably likely to predict clinical benefit. If a preliminary review of the clinical data suggests that a Fast-Track product may be effective, the FDA may also initiate review of sections of a marketing application for a Fast-Track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods to which the FDA has committed in reviewing an application do not begin until the sponsor actually submits the application.

The FDA may subject approval of an application for a Fast-Track product to post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint, and the FDA will also subject such approval to prior review of all promotional materials. In addition, the FDA may withdraw its approval of a Fast-Track product on a number of grounds, including the sponsor’s failure to conduct any required post-approval study with due diligence and failure to continue to meet the criteria for designation.

Fast-Track designation should be distinguished from the FDA’s other programs for expedited development and review although products awarded Fast-Track status may also be eligible for these other benefits. Accelerated approval refers to the use of less than well-established surrogate endpoints discussed above. Priority review is a designation of an application after it has been submitted to the FDA for approval. The agency sets the target date for agency actions on the applications of products that receive priority designation for six months where products under standard review receive a ten-month target.

Post-Approval Phase. As a condition of NDA approval, the FDA may require post-marketing “Phase 4” clinical trials to confirm that the drug is safe and efficacious for its intended uses. Where drugs are approved under accelerated approval regulations or the FDA otherwise requests, additional studies will likely be required to document a clinical benefit and to monitor the long-term effects of the therapy. We expect that for any product for which a single pivotal clinical trial is authorized for approval, we will be required to conduct extended Phase 4 clinical trials to monitor the long-term effects of the therapy. Recent developments have prompted heightened government awareness of safety reporting and pharmacovigilance. The FDA may require applicants to implement a risk minimization action plan, or RiskMAP, to minimize known and preventable safety risks or otherwise impose burdens, such as limits on prescribing and/or distribution and on direct-to-consumer advertising, on an applicant’s ability to commercialize its drug products.

In addition, following FDA approval of a product, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer or holder of an approved marketing application, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or efficacy data may require changes to an approved product’s labeling including the addition of new warnings and contraindications.

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies to ensure compliance with current cGMP, which impose manufacturing procedural, documentation and quality control requirements upon us and any third-party manufacturers that we utilize. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties.

FDA Regulation of Post-Approval Marketing and Promotion. The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion for uses of the product not approved by the FDA, industry-sponsored scientific and educational activities and promotional activities involving the internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, enforcement letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label uses.

Drug Price Competition and Patent Term Restoration Act of 1984. Under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, Congress created an abbreviated FDA review process for generic versions of pioneer (brand name) drug products. In order to preserve the incentives of pioneer drug manufacturers to innovate, the Hatch-Waxman Act also provides for patent term restoration and the award, in certain circumstances, of non-patent marketing exclusivities.

Abbreviated New Drug Applications (ANDAs). An ANDA is a type of application in which approval is based on a showing of “sameness” to an already approved drug product. ANDAs do not contain full reports of safety and efficacy, as do NDAs, but rather demonstrate that their proposed products are “the same as” reference products with regard to their conditions of use, active ingredient(s), route of administration, dosage form, strength, and labeling. ANDA applicants are also required to demonstrate the “bioequivalence” of their products to the reference product. Bioequivalence generally means that there is no significant difference in the rate and extent to which the active ingredient(s) in the products becomes available at the site of drug action.

An applicant may obtain permission from the FDA to submit an ANDA for a product that differs from the reference product in active ingredient (in combination products), route of administration, dosage form, or strength by submitting a suitability petition to the FDA. The FDA will approve a suitability petition unless investigations must be conducted to show the safety and efficacy of the altered product, or unless significant labeling changes would be required. If the FDA approves the suitability petition, the applicant may submit an ANDA for its proposed product. When approving a suitability petition, the FDA may also inform the applicant of any additional information that the FDA may require to support the ANDA. The FDA has the authority during its review of the ANDA to request additional information regarding the change in the product that was the subject of the suitability petition, and may also withdraw its approval of the suitability petition.

All ANDAs must contain data relating to product formulation, raw material suppliers, stability, manufacturing, packaging, labeling, and quality control, among other information. Approval limits manufacturing to a specifically identified site(s). Supplemental filings, which generally require FDA review and approval, may allow the manufacture of such products at new sites also generally require review and approval. In addition, certain changes to manufacturing processes, ingredients, and labeling can require FDA review and approval.

The timing of final FDA approval of an ANDA depends on a variety of factors, including whether the applicant has challenged any patents claiming the reference product and whether the pioneer manufacturer is entitled to one or more periods of non-patent marketing exclusivity. In certain circumstances, these marketing exclusivities can extend beyond the life of a patent, and block the approval of ANDAs after the date on which the patent expires. If FDA concludes that all substantive ANDA requirements have been satisfied, but final approval is blocked because of a patent or a non-patent marketing exclusivity, FDA may issue the applicant a “tentative approval” letter.

505(b)(2) Applications. If a proposed product represents a change from an already approved product, yet does not qualify for submission under an ANDA pursuant to an approved suitability petition, the applicant may be able to submit a type of NDA referred to as a “505(b)(2) application.” A 505(b)(2) application is an NDA for which one or more of the investigations relied upon by the applicant for approval was not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigation was conducted. The FDA has determined that 505(b)(2) applications may be submitted for products that represent changes from approved products in conditions of use, active ingredient(s), route of administration, dosage form, strength, or bioavailability. A 505(b)(2) applicant also has the flexibility to reference more than one approved product.

A 505(b)(2) applicant must provide the FDA with any additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed change(s). Consequently, although duplication of preclinical and certain clinical studies is avoided through the use a 505(b)(2) application, specific studies may be required.

Patent Term Restoration. The Hatch-Waxman Act also provides for the restoration of a portion of the patent term lost during product development and FDA review of an application. However, the maximum period of restoration cannot exceed 5 years, or restore the total remaining term of the patent to greater than 14 years from the date of FDA approval of the product. The patent term restoration period is generally one-half the time between the effective date of the IND and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for patent term restoration. In the future, we may consider applying for patent term restoration for some of our currently owned or licensed patents, depending on the expected length of clinical trials and other factors involved in the filing of an NDA.

ANDA and 505(b)(2) Applicant Challenges to Patents and Generic Exclusivity. NDA and 505(b)(2) applicants are required to list with the FDA each patent that claims their approved products and for which claims of patent infringement could reasonably be asserted against unauthorized manufacturers. ANDA and 505(b)(2) applicants must then certify regarding each of the patents listed with the FDA for the product(s) it references. An applicant can certify that there is no listed patent, that the listed patent has expired, that the application may be approved upon the date of expiration of the listed patent, or that the patent is invalid or will not be infringed by the marketing of the applicant’s product. This last certification is referred to as a “Paragraph IV certification.”

If a Paragraph IV certification is filed, the applicant must also provide notice to the NDA holder and patent owner stating that the application has been submitted and providing the factual and legal basis for the applicant’s opinion that the patent is invalid or not infringed. The NDA holder or patent owner may sue the ANDA or 505(b)(2) applicant for patent infringement. If the NDA holder or patent owner files suit within 45 days of receiving notice of the application, a one-time 30-month stay of the FDA’s ability to approve the ANDA or 505(b)(2) application is triggered. The FDA may approve the proposed product before the expiration of the 30-month stay if a court finds the patent invalid or not infringed or shortens the period because parties have failed to cooperate in expediting the litigation.

As an incentive to encourage generic drug manufacturers to undertake the expenses associated with Paragraph IV patent litigation, the first ANDA applicant to submit a substantially complete ANDA with a Paragraph IV certification to a listed patent may be eligible for a 180-day period of marketing exclusivity. For ANDAs filed after December 8, 2003 that use a reference product for which no Paragraph IV certification was made in any ANDA before that date, this exclusivity blocks the approval of any later ANDA with a Paragraph IV certification referencing the same product. For these ANDAs, the exclusivity period runs from the date when the generic drug is first commercially marketed.

For other ANDAs, the 180-day exclusivity period blocks the approval of any later ANDA with a Paragraph IV certification referencing at least the same patent, if not the same product, and may be triggered on the date the generic drug is first commercially marketed or the date of a decision of a court holding that the patent that was the subject of the Paragraph IV certification is invalid or not infringed. This decision must be from a court from which no appeal can be or has been taken, other than a petition to the United States Supreme Court.

If multiple generic drug manufacturers submit substantially complete ANDAs with Paragraph IV certifications on the same day, all of these manufacturers will share in a single 180-day exclusivity period. Note also that these periods of 180-day exclusivity may be subject to forfeiture provisions, requiring relinquishment of the exclusivity in some situations, including cases where commercial marketing of the generic drug does not occur within a certain time period.

Non-Patent Marketing Exclusivities. Under the Hatch-Waxman Act, newly approved drug products and changes to the conditions of use of approved products may benefit from periods of non-patent marketing exclusivity. The Hatch-Waxman Act provides five years of “new chemical entity” marketing exclusivity to the first applicant to gain approval of an NDA for a product that does not contain an active ingredient found in any other approved product. Where this exclusivity is awarded, the FDA is prohibited from accepting any ANDAs or 505(b)(2) applications during the five-year period (this period is shortened to four years for ANDAs containing Paragraph IV certifications). This exclusivity protects the entire new chemical entity franchise, including all products containing the active ingredient for any use and in any strength or dosage form. This exclusivity will not prevent the submission or approval of stand-alone NDAs, but such applicants would be required to conduct their own adequate and well-controlled clinical studies to demonstrate the safety and effectiveness of their products.

The Hatch-Waxman Act also provides three years of “new use” marketing exclusivity for the approval of NDAs, 505(b)(2) applications, and supplements, where those applications contain the results of new clinical investigations (other than bioavailability studies) essential to the FDA’s approval of the applications. Such applications may be submitted for new indications, dosage forms, strengths, or new conditions of use of already approved products. So long as the new clinical investigations are essential to the FDA’s approval of the change, this three-year exclusivity prohibits the final approval of ANDAs or 505(b)(2) applications for products with the specific changes associated with those clinical investigations. It does not prohibit the FDA from approving ANDAs or 505(b)(2) applications for other products containing the same active ingredient.

Pediatric Exclusivity. The Modernization Act included a pediatric exclusivity provision that was reauthorized by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity provides an incentive to pioneer drug manufacturers for conducting research into the safety and efficacy of their products in children. Manufacturers are eligible for pediatric exclusivity when they conduct and submit the results of pediatric studies requested by the FDA. When granted, pediatric exclusivity provides an additional six months of marketing exclusivity or patent protection in the United States. The current pediatric exclusivity provision is scheduled to expire on October 1, 2007, and there can be no guarantee that it will be reauthorized.

Orphan Drug Designation and Exclusivity. Some jurisdictions, including the United States and the European Union, designate drugs intended for relatively small patient populations as “orphan drugs.” The FDA, for example, grants orphan drug designation to drugs intended to treat rare diseases or conditions that affect fewer than 200,000 individuals in the United States or drugs for which there is no reasonable expectation that the cost of developing and making the drugs available in the United States will be recovered. In the United States, orphan drug designation must be requested before submitting an application for approval of the product.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to a marketing exclusivity. For seven years, the FDA may not approve any other application, including NDAs, ANDAs, or 505(b)(2) applications, to market the “same drug” for the same indication. The only exception is where the second product is shown to be “clinically superior” to the product with orphan drug exclusivity, as that phrase is defined by the FDA and if there is an inadequate supply.

Foreign Regulatory Requirements

Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, as described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. Under the centralized procedure, a single application to the European Medicines Evaluation Agency (EMEA) leads to an approval granted by the European Commission that permits the marketing of the product throughout the European Union. The centralized procedure is mandatory for certain classes of medicinal products but is optional for others. We assume that the centralized procedure will apply to our products. The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that are not required to be authorized by the centralized procedure and those products for which the centralized procedure is optional but which shall be marketed in select EU member countries only. Under the decentralized procedure, the holder of a national marketing authorization may submit further applications to the competent authorities of the remaining member states, which will then be requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. The recognition process should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, we have the option to withdraw the application from that country or take the application to arbitration by the Committee for Proprietary Medicinal Products (CPMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended, and in the intervening time, the only EU country in which the product can be marketed will be the country where the original authorization has been granted, even if all the other designated countries are ready to recognize the product. The opinion of the CPMP, which is binding, could support or reject the objections or alternatively could reach a compromise position acceptable to all EU countries concerned. Arbitration can be avoided if the application is withdrawn in the objecting country, but once the application has been referred to arbitration, it cannot be withdrawn. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

Hazardous Materials

Our research and development processes involve the controlled use of numerous hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products, including certain regulations promulgated by the U.S. Environmental Protection Agency, or EPA. The EPA regulations to which we are subject require that we register with the EPA as a generator of hazardous waste. Although we have safety procedures for handling and disposing of these materials, we cannot assure investors that accidental contamination or injury from these materials will not occur. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposures to blood-borne pathogens and the handling, transporting and disposing of biohazardous or radioactive materials. We do not expect the cost of complying with these laws and regulations to be material.

Competition

We face a broad range of current and potential competitors, from established global pharmaceutical companies with significant resources to development-stage companies. In addition, we face competition from academic and research institutions and government agencies for the discovery, development and commercialization of novel therapeutics to treat HIV, HBV and HCV. Many of our competitors, either alone or with their collaborative partners, have significantly greater financial, product development, technical, manufacturing, sales and marketing resources than we do. In addition, many of our direct competitors are large pharmaceutical companies with internal research and development departments that have significantly greater experience in testing pharmaceutical products, obtaining FDA and other regulatory approvals of products and achieving widespread market acceptance for those products.

We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV, HBV and HCV. We anticipate that we will face intense and increasing competition as new products enter the marketplace and advanced technologies become available. Our competitors’ products may be safer, more effective, or more effectively marketed and sold, than any product we may commercialize. Competitive products may render one or more of our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. It is also possible that the development of a cure, effective vaccine, or new treatment methods for HIV, HBV and HCV could render one or more of our product candidates non-competitive or obsolete or reduce the demand for our product candidates.

We believe that our ability to compete depends, in part, upon our ability to develop products, complete the clinical trials and regulatory approval processes, and effectively market any products we develop. Further, we need to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary product candidates or processes and secure sufficient capital resources for the substantial time period between the discovery of lead compounds and their commercial sales, if any.

HIV Therapeutics Competition

HAART, the standard of care for the treatment of HIV infection, generally includes two NRTIs combined with a third drug from another class (either an NNRTI or a protease inhibitor). Racivir is an NRTI and, therefore, our primary competitors are those companies that develop and market other NRTIs.

There are eight NRTIs approved by the FDA for the treatment of HIV infection, as shown in the table below.

FDA-Approved NRTIs for the Treatment of HIV

Brand Name	Generic Name	Chemical Name Abbreviation	Analog Type	Company
Epivir	lamivudine	3TC	cytidine	GlaxoSmithKline
Emtriva	emtricitabine	FTC	cytidine	Gilead Sciences
Retrovir	zidovudine	AZT	thymidine	GlaxoSmithKline
Zerit	stavudine	d4T	thymidine	Bristol-Myers Squibb
Viread	tenofovir	TDF	adenosine	Gilead Sciences
Videx	didanosine	ddI	adenosine	Bristol-Myers Squibb
Ziagen	abacavir	ABC	guanosine	GlaxoSmithKline
Hivid	zalcitabine	ddC	cytidine	Roche

To provide additional convenience to HIV patients, companies have developed combination therapies that combine two or more NRTIs into a single tablet or capsule. These fixed-dose combination therapies have become leaders in the HIV marketplace. The following table presents information about these combination therapies.

FDA-Approved NRTI Combination Products

Brand Name	Component Generic Name	Chemical Name Abbreviation	Component Analog Type	Company
Combivir	lamivudine	3TC	cytidine	GlaxoSmithKline
	zidovudine	AZT	thymidine

Truvada	emtricitabine	FTC	cytidine	Gilead Sciences
	tenofovir	TDF	adenosine

Epzicom	lamivudine	3TC	cytidine	GlaxoSmithKline
	abacavir	ABC	guanosine

Trizivir	lamivudine	3TC	cytidine	GlaxoSmithKline
	abacavir	ABC	guanosine
	zidovudine	AZT	thymidine

Several of the FDA-approved individual NRTIs and combination products face patent expiration in the next several years. As a result, generic versions of these drugs may become available. We expect to face competition from these generic drugs, including price-based competition.

Other classes of HIV therapeutics include NNRTIs, PIs and entry inhibitors. Although NNRTIs and PIs are often complementary to NRTIs, there are certain protease-based regimes that are competitors to NRTIs. There are three NNRTIs and eight PIs approved by the FDA. Entry inhibitors have a unique mechanism of action, but are often used only to treat individuals who have failed other treatment options because they are administered by injection. There is one entry inhibitor approved by the FDA.

We are aware that many other companies are developing compounds targeting HIV, including pharmaceutical companies such as Pfizer Inc., Merck & Co., Inc., GlaxoSmithKline plc, Bristol-Myers Squibb Co., and Schering-Plough Corp., and biotechnology companies such as Gilead Sciences, Inc., Human Genome Sciences, Inc., Idenix Pharmaceuticals, Inc., Panacos Pharmaceuticals, Inc., Progenics Pharmaceuticals, Inc., RFS Pharma LLC, Tanox, Inc., Tibotec Pharmaceuticals Limited, Vertex Pharmaceuticals Inc. and AnorMED Inc. We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV. These drug candidates include NRTIs as well as drugs that target protein-protein interactions or block HIV gene functions. We are aware that Merck and other companies are pursuing the development of a prophylactic vaccine, which is a vaccine that prevents infections. If a prophylactic vaccine is successful, it could reduce the size of the market for our products.

HBV Therapeutics Competition

In the United States, the current standard of care for the treatment of HBV infection is monotherapy with one of three nucleoside analog drugs, or one of two alpha interferon protein therapies, as listed in the following table.

FDA-Approved Therapies for the Treatment of HBV

Brand Name	Generic Name	Chemical Name Abbreviation	Drug Class	Company

Epivir-HBV	lamivudine	3TC	nucleoside analog	GlaxoSmithKline
Hepsera	adefovir	ADV	nucleotide analog	Gilead Sciences
Baraclude	entecavir	ETV	nucleoside analog	Bristol-Myers Squibb
Intron-A	interferon alfa-2b	IFN	interferon	Schering Plough
Pegasys	peginterferon alfa-2a	PEG IFN	interferon	Roche

Competitors with late-stage development programs for the treatment of HBV include Gilead Sciences, Idenix, Novartis AG, Anadys Pharmaceuticals, Inc., SciClone Pharmaceuticals, Inc. and Valeant Pharmaceuticals International. The lead drug candidates being developed by Gilead Sciences and Idenix have advanced into Phase 3 clinical trials. Although a safe and effective vaccine against HBV has been available for decades, it only benefits those not yet infected with this virus. We believe that additional drugs will become available in the future for the treatment of HBV, considering the major medical need for therapy. We also believe that the introduction of new HBV therapeutics will expand the current market and increase the likelihood of combination therapy for HBV. Our HBV product candidate may compete directly or be used in combination with the current standard of care, with the drug candidates that are currently in development, and with those that may be developed in the future. As a result of its mechanism of action, we believe that clevudine may be complementary to some existing HBV treatments and could therefore be used as either a single agent or in combination with existing therapies.

HCV Therapeutics Competition

In the United States, the current standard of care for the treatment of HCV is a combination of alpha interferon and a nucleoside analog named ribavirin. Alpha interferon is approved in several chemically modified forms and is marketed by Roche, Schering-Plough, and InterMune, Inc. Roche, Schering-Plough, and several generic manufacturers market ribavirin. We are aware that other companies are also developing drugs for the treatment of HCV. For example, Valeant Pharmaceuticals International has advanced its drug candidate for the treatment of chronic HCV into Phase 3 clinical trials and Idenix, Vertex, Anadys, Human Genome Science, Migenix Inc., and Rigel Pharmaceuticals, Inc. have advanced their drug candidates into Phase 2 clinical trials.

Intellectual Property

Our policy is to pursue patents and to otherwise endeavor to defend our technologies, inventions, and improvements to inventions that are commercially important to the development of our business. We seek U.S. and international patent protection on the novel compounds, product candidates, and therapeutic processes we discover or improve, as well as the chemical synthesis and manufacturing of such compounds and product candidates. We hold or have licensed 575 issued patents and pending patent applications directed to our technologies, including recently discovered product candidates. Currently, our owned patent portfolio includes 8 issued U.S. patents, 8 issued foreign patents, 20 U.S. applications and 183 foreign applications, while our in-licensed patent portfolio includes 51 issued U.S. patents, 158 issued foreign patents, 17 U.S. applications and 130 foreign applications.

We have an exclusive sublicense in North, Central and South America, Europe, the Caribbean and Israel from Bukwang to issued U.S. and corresponding foreign patents covering the composition of matter, methods of using clevudine to treat Hepatitis B and synthetic processes for clevudine, which expire between 2014 and 2018.

Bukwang is the primary licensee from Yale University and the University of Georgia Research Foundation, Inc., who are the primary licensors that jointly own the intellectual property for this technology. Our license with Bukwang also encompasses nonexclusive rights in the aforementioned territories to pending patents in the U.S. and certain foreign countries covering the use of clevudine in combination with other therapeutics for the treatment of HBV. Any patent issuing from these patent applications would expire no earlier than 2023.

On December 8, 1998, Emory University granted us an exclusive, worldwide license pursuant to the Racivir License Agreement to issued U.S. patents covering the composition of matter, methods of synthesizing Racivir and methods of using Racivir to treat HIV and HBV, which expire between 2010 and 2020. This license also encompasses rights to corresponding patents and pending patent applications in Europe, Japan, South Africa and other foreign countries.

In the Emory/Gilead License Agreement, Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to any of the inventors (which included two of our founders) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. Our license to Racivir was granted to us by Emory University pursuant to this exception and therefore we are bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The terms of this right of first refusal as set forth in the Emory/Gilead License Agreement require that, prior to the entry into any license or assignment agreement with a third party relating to any of Emory University’s rights in respect of enriched FTC, Emory University shall notify Gilead of the terms of the proposed agreement and provide a copy of the proposed agreement to Gilead together with all data and information in Emory University’s possession relating to enriched FTC and its use as a therapeutic agent. Gilead has 30 days to accept or decline the offer. Although Emory University considers Pharmasset to be a permitted transferee under the Emory/Gilead License Agreement, Emory University has subsequently taken the position that some of the rights it granted to us exceeded what was permitted under its agreement with Gilead.

In March 2004, we entered into a supplemental agreement with Emory University in which we and Emory University agreed that, prior to any commercialization of enriched FTC by us, or by any licensee or assignee of our rights under the Racivir License Agreement, we and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead License Agreement and offer to Gilead the same terms and conditions under which we, our licensee or our assignee, propose to commercialize enriched FTC. The supplemental agreement also outlines a procedure by which Emory University and we would jointly offer the terms of a proposed license and commercialization agreement between us and a third party to Gilead after Emory University has the opportunity to approve them. Therefore, before we could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on our own, we would be required to offer Gilead the opportunity to be our commercialization partner on the same terms on which we intend, or our prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with us knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to our commercialization rights may result in our being prevented from obtaining the expected economic benefits from developing Racivir. In addition, we could become involved in litigation or arbitration related to our commercialization rights to Racivir in the future.

We own pending U.S. and foreign patent applications directed to the PSI-6130 chemical compound, pro-drugs, pharmaceutical formulations, therapeutic combinations and use to treat HCV infections. Any patent issuing from these patent applications would expire no earlier than 2024. We own pending U.S. and foreign patent applications directed to the synthesis of PSI-6130 chemical compound, including synthetic intermediates thereof. To date, no patents have issued from these applications. Any patent issuing from these patent applications would expire no later than 2025. To date, no patents have issued from these applications.

We have an exclusive, worldwide license from Emory University to issued U.S. patents covering a formulation of DFC in combination with other antiviral nucleoside analogs and methods of using DFC to treat HIV infection, which expire in 2015. This license also encompasses rights to corresponding patents and pending patent applications in Europe, Japan, South Africa and other foreign countries, which will expire in 2016. In addition, we own pending U.S. patent applications and corresponding foreign patent applications that cover methods of synthesizing DFC and its related compounds and pharmaceutical formulations of DFC. Any patent issuing from these patent applications would expire no earlier than 2022 and 2024, respectively.

Attempts to obtain patent protection both in the United States and abroad can be expensive, take years to complete, and may not be successful. In addition, issued patents are subject to attack, may not be enforceable, and may otherwise fail to protect our business. Moreover, the trade secret laws and other sources of intellectual property protection may also be insufficient to protect our product candidates. For more information on these and other risks related to intellectual property rights, see “Risk Factors—Risks Related to Our Intellectual Property.”

Facilities

We recently relocated our operations to Princeton, New Jersey from Atlanta, Georgia. This decision was based on the well-established pharmaceutical and biotechnology industries in New Jersey, as well as access to one of the nation’s largest industry-experienced talent pools. On May 23, 2005, we entered into a lease for a 30,800 square foot building that has 12,000 square feet of laboratory space and 18,000 square feet of administrative offices in Princeton, New Jersey. These facilities either are or will be equipped to perform drug research activities.

Legal Proceedings

We are not a party to any material legal proceedings.

Employees

As of December 31, 2005, we had 34 employees, 22 of whom performed research and development functions. Approximately 85% of our employees hold advanced degrees. We expect to significantly increase the number of our employees by December 31, 2006.

MANAGEMENT

Directors and Management Team

The following table sets forth the name, age and position of each of our directors and members of our management team as of January 1, 2006.

Name	Age	Position
P. Schaefer Price, M.B.A.	43	President, Chief Executive Officer and Director
Kurt Leutzinger, C.P.A., M.B.A.	54	Chief Financial Officer
Michael J. Otto, Ph.D.	57	Executive Vice President, Pharmaceutical Research
Abel De La Rosa, Ph.D.	43	Senior Vice President, Business Development & Strategy
Darryl Cleary, Ph.D.	50	Vice President, Manufacturing
Loni da Silva, M.S., RAC	43	Vice President, Regulatory Affairs
Phillip A. Furman, Ph.D.	61	Vice President, Biological Sciences
Lynn Hill, Pharm.D.	38	Vice President, Project & Alliance Management
Mark W. Meester, C.P.A.	48	Vice President, Accounting & Administration
Alan S. Roemer, M.B.A., M.P.H.	35	Vice President, Finance & Investor Relations
Michael J. Sofia, Ph.D.	47	Vice President, Chemistry
G. Steven Burrill(1)(2)(4)	61	Chairman of the Board and Director
William J. Carney, Esq.(3)(4)	68	Director
Ansbert S. Gädicke, M.D.(4)	45	Director
Alexandra Goll, Ph.D.(1)(4)	49	Director
Elliot F. Hahn, Ph.D.(2)(3)(4)	61	Director
Michael K. Inouye, M.B.A.(2)(3)(4)	50	Director
Robert F. Williamson III(1)(2)(4)	40	Director

(1)	Member of the audit committee of the board of directors.
(2)	Member of the compensation committee of the board of directors.
(3)	Member of the nominating and corporate governance committee of the board of directors.
(4)	Independent director upon completion of the offering.

Management Team

P. Schaefer Price is as a member of our board of directors and is our President and Chief Executive Officer and has been with Pharmasset since June 2004. From September 2002 to June 2004, Mr. Price served as an Executive in Residence at Bay City Capital, a venture capital firm for which he provided advice to portfolio companies and assisted with due diligence for investment opportunities. From July 2001 until September 2002, Mr. Price served as Managing Director of Lakeshore Bioventures, a lifescience merchant bank. From January 1997 until July 2001, Mr. Price was the President of PowderJect Vaccines, the vaccine subsidiary of PowderJect Pharmaceuticals PLC. Under his leadership, PowderJect’s vaccine business grew from a small research group into the world’s sixth largest vaccine company prior to its acquisition by Chiron Corporation. Mr. Price has also served as a Vice President at the merchant bank of Burrill & Craves and Assistant to the President at Berlex Biosciences. Mr. Price received a B.S. in Molecular Biology from the University of Wisconsin—Madison and an M.B.A. from the University of Minnesota.

Kurt Leutzinger is our Chief Financial Officer and has been with Pharmasset since January 2005. From January 2004 to January 2005, Mr. Leutzinger was a consultant to Abgenix, Inc., a Nasdaq-listed biotechnology company. From July 1997 to January 2004, Mr. Leutzinger was the Chief Financial Officer of Abgenix, where he was responsible for financings, acquisitions, investor relations, and financial analysis. From 1987 to 1997, Mr. Leutzinger was a private equity portfolio manager for General Electric Investments concentrating on early-stage investments in medical devices and biotechnology. Mr. Leutzinger’s prior experience includes Mergers & Acquisitions at Primerica and public accounting at Arthur Anderson & Co. Mr. Leutzinger is a C.P.A., and received a B.A. from Fairleigh Dickinson University and an M.B.A. from New York University.

Michael J. Otto, Ph.D. is our Executive Vice President, Pharmaceutical Research and has been with Pharmasset since November 1999. From February 1998 to September 1999, Dr. Otto was an Associate Director of Anti-Infectives Clinical Research at Rhône-Poulenc Rorer, where he was responsible for providing clinical development support for antiviral and antibacterial compounds. From 1994 to 1997, Dr. Otto served as the Vice President for Research and Development at Avid Therapeutics until its acquisition by Triangle Pharmaceuticals. Dr. Otto previously held positions at DuPont-Merck, DuPont and Sterling Drug. Dr. Otto serves as the U.S. editor for Antiviral Chemistry & Chemotherapy. Dr. Otto is an author of more than 60 scientific publications and a named inventor on 6 patents and patent applications. Dr. Otto received a B.S. from Loyola University of Chicago and a Ph.D. in Medical Microbiology from The Medical College of Wisconsin.

Abel De La Rosa, Ph.D. is our Senior Vice President, Business Development & Strategy and has been with Pharmasset since December 2002. From February 2000 to December 2002, Dr. De La Rosa held both scientific and business positions at Visible Genetics Inc., including Vice President of Development and Director of Strategic Marketing and Latin American Business. He was responsible for the development, transfer and improvement of products, including TRUGENE HIV-1 v1.0 Genotyping Test® and other sequencing-based assays for HCV and HBV. Dr. De La Rosa previously held positions at Innogenetics, Inc., Boston Biomedica, Inc., and Digene Corp. Prior to joining Digene, he completed two NIH Post-Doctoral Fellowships at the National Cancer Institute, an IRTA Fellowship in the Laboratory of Pathology and a Fogarty Fellowship in the Laboratory of Biochemistry. He is an inventor and author on several U.S. patents and publications relating to molecular diagnostic methods and techniques for infectious diseases and cancer. Dr. De La Rosa is a member of the board of directors of Research Think Tank, Inc., a privately owned infectious disease diagnostic and clinical research laboratory, BioSouth, Inc., a company dedicated to the advancement of southern U.S. biosciences, and Primagen, Inc., an emerging company in molecular diagnostics for infectious diseases and cancer. Dr. De La Rosa received a B.A. in Microbiology from the University of California, San Diego, and an M.S. and Ph.D. in Microbiology from Miami University.

Darryl Cleary, Ph.D. is our Vice President, Manufacturing and has been with Pharmasset since August 2005. Dr. Cleary was a consultant to the company from July 2004 to August 2005. From July 2001 to August 2004, Dr. Cleary was a manufacturing consultant for several pharmaceutical companies. Dr. Cleary was at Triangle Pharmaceuticals from 1996 to July 2001, prior to its acquisition by Gilead Sciences, where he was responsible for the oversight of large-scale production of nucleoside analogs such as emtricitabine, coactinon, and amdoxovir (DAPD). From 1988 to 1996, Dr. Cleary held a variety of chemical synthesis, process improvement, and large-scale manufacturing positions with Glaxo Wellcome and Burroughs Wellcome. Dr. Cleary has been focused on the development of chemical intermediates, active pharmaceutical ingredients, and drug products for antiviral therapeutics. Dr. Cleary received a B.A. in Chemistry from the University of North Carolina-Chapel Hill and a Ph.D. in Organic Chemistry from the University of South Carolina.

Loni da Silva, M.S., RAC is our Vice President, Regulatory Affairs and has been with Pharmasset since July 2005. Ms. da Silva joined Pharmasset from Eyetech Pharmaceuticals, where she was Vice President, Global Regulatory Affairs from October 2000 to July 2005. Ms. da Silva has nearly twenty years of regulatory affairs, clinical research, and drug development experience with Eyetech Pharmaceuticals, Hoffmann-La Roche Inc., and Purepac Pharmaceuticals. Ms. da Silva has been directly involved in all aspects of drug product registrations, including such activities for the marketed products Pegasys for HCV and Macugen for macular degeneration. From 1989 to 2000, Ms. da Silva served in a variety of regulatory affairs roles at Hoffmann-La Roche Inc. in therapeutic areas such as hepatitis, virology, ophthalmology, oncology, and gastrointestinal diseases. Ms. da Silva received a B.S. in Microbiology from Pennsylvania State University and a Masters in Drug Regulatory Affairs from Long Island University.

Phillip A. Furman, Ph.D. is our Vice President, Biological Sciences and has been with Pharmasset since February 2004. From October 2001 to February 2004, Dr. Furman was a consultant for Bukwang Pharm. Co., Ltd. and other organizations. Prior to joining Pharmasset, Dr. Furman was a co-founder and the Chief Scientific Officer of Triangle Pharmaceuticals, an antiviral drug discovery and development company, which was acquired by Gilead Sciences. While at Triangle from 1995 to October 2001, he oversaw the activities of the virology group and reviewed antiviral and anticancer licensing candidates. During his 20-plus year tenure in drug discovery and development with Burroughs Wellcome, most recently as the Director of the Division of Virology from 1989 to 1995, Dr. Furman was a co-inventor of the use of Retrovir for the treatment of HIV and Epivir for the treatment of HBV. He has also been involved in the clinical development of numerous antiviral agents, including Zovirax (acyclovir), Retrovir, Emtriva, Ziagen, Agenerase (amprenavir) and Viroptic (trifluridine). Dr. Furman is an author of over 80 scientific publications, and he is named as an inventor on more than 20 patents. Dr. Furman received a B.S. in Biology and Chemistry from Piedmont College, an M.A. in Microbiology from the University of South Florida, and a Ph.D. in Microbiology from Tulane University.

Lynn Hill, Pharm.D. is our Vice President, Project & Alliance Management and has been with Pharmasset since September 2005. Dr. Hill was most recently at Eyetech Pharmaceuticals from January 2001 to August 2005, where she served as Senior Director, Alliance & Project Management, leading a multifunctional project team in the strategic development, NDA filing, and marketing approval of Macugen. Dr. Hill was at Hoffmann-La Roche Inc. from 1994 to 2001, where she was involved in the strategic development of Pegasys for the treatment of HBV and HCV, and she contributed to the regulatory efforts for Invirase and Fortovase for the treatment of HIV. Dr. Hill is a registered pharmacist with twelve years of pharmaceutical, regulatory, project and risk management experience. Dr. Hill received a B.S. in Pharmacy from Philadelphia College of Pharmacy and Science and a Doctor of Pharmacy from St. John’s University.

Mark W. Meester is our Vice President, Accounting & Administration and has been with Pharmasset since January 2005. From July 2003 to January 2005, Mr. Meester served as the Director of Operations for Mirus Bio Corporation. From June 2002 to July 2003, Mr. Meester was a consultant to PowderJect Vaccines and other organizations. From 1997 to May 2002, he was the Vice President of Finance & Administration at PowderJect Vaccines, where he was responsible for accounting, human resources, information technology, purchasing and facilities. Mr. Meester is a C.P.A. and he received a B.S. in Accounting and Finance from the University of Wisconsin-Madison.

Alan S. Roemer is our Vice President, Finance & Investor Relations and has been with Pharmasset since July 1999. Mr. Roemer served as our Vice President, Business Development & General Manager from July 1999 through August 2004. Prior to joining Pharmasset, Mr. Roemer was a healthcare consultant for Booz-Allen & Hamilton and Deloitte Consulting, and he also held various operational roles at Bank of America. From January 2001 through December 2005, Mr. Roemer served as Director and Membership Chair for the Georgia Biomedical Partnership and, from January 2003 through December 2005, he served as a Member of the Board of Advisors for the Metro Atlanta Chamber of Commerce. Mr. Roemer received a B.S. in Business Administration from Georgetown University and an M.B.A. and Master of Public Health degrees from Emory University’s Goizueta Business School and Rollins School of Public Health.

Michael J. Sofia, Ph.D. is our Vice President, Chemistry and has been with Pharmasset since August 2005. From June 1999 to August 2005, Dr. Sofia was at Bristol-Myers Squibb as Group Director, New Leads Chemistry. Dr. Sofia has over 18 years of drug discovery and 11 years of research management experience at Bristol-Myers Squibb, Transcell Technologies and Eli Lilly. At Bristol-Myers Squibb, Dr. Sofia led high throughput chemistry capabilities that supported drug discovery efforts across six therapeutic areas, including virology, cardiovascular, metabolic diseases, oncology, inflammatory diseases and neuroscience, and he had global responsibility for lead generation chemistry capabilities. From 1993 to 1999, Dr. Sofia established and directed the chemical research programs at Transcell Technologies, which focused on the discovery of novel antibacterial agents. At Eli Lilly, Dr. Sofia developed anti-inflammatory agents for the treatment of asthma, inflammatory bowel disease and psoriasis. Dr. Sofia is an author on 59 scientific publications and an inventor on

18 patents. Dr. Sofia received a B.A. in Chemistry from Cornell University and his Ph.D. in Organic Chemistry from the University of Illinois at Urbana-Champaign, and was an NIH postdoctoral fellow at Columbia University.

Board of Directors

G. Steven Burrill has served as a member of our board of directors since August 2004, and as Chairman of the Board since November 2004. Mr. Burrill is the founder and CEO of Burrill & Company, a San Francisco-based life sciences merchant bank. Prior to founding Burrill & Company in 1994, Mr. Burrill spent 27 years with Ernst & Young, directing and coordinating the firm’s services to clients in the life sciences, high technology and manufacturing industries worldwide. Mr. Burrill currently serves as a member of the board of directors of DepoMed, Inc., a public biotechnology company, where he is a member of the audit committee and a member of the compensation committee, and Horizon Technology Funding Company LLC, where he is a member of the audit committee. Mr. Burrill is a member of the board of directors of Catalyst Biosciences, Inc. and Proventys, Inc., both privately held biotechnology companies. Mr. Burrill received his B.B.A. from the University of Wisconsin-Madison.

William J. Carney, Esq. has served as a member of our board of directors since November 2000. Mr. Carney is a professor of corporate law at Emory University in Atlanta, Georgia. Prior to joining the Emory University faculty in 1978, Professor Carney was a professor of law at the University of Wyoming and a partner in the Denver law firm of Holland & Hart. He has been a visiting professor at several prestigious United States and international law schools. Professor Carney has served as chair of the Corporate Code Revision Committee and as a member of the Executive Committee of the Corporate Section of the State Bar of Georgia. He is the author of two leading casebooks on mergers and acquisitions and corporate finance, and more than 50 articles and book chapters on related topics. He also holds a business method patent application for an improved poison pill takeover defense. Professor Carney received his B.A. and L.L.B. from Yale University.

Ansbert S. Gädicke, M.D. has served as a member of our board of directors since June 1999. Dr. Gädicke is the Founding General Partner of MPM Capital, a biotechnology investment firm. Prior to founding MPM Capital in 1992, Dr. Gädicke was employed by The Boston Consulting Group. He is a member of Advisory Councils for Harvard Medical School, the Health Science and Technology Program of Harvard, and the Massachusetts Institute of Technology (MIT), as well as the Whitehead Institute at MIT. He serves as the Co-Chairman of the Alumni Association of the Whitehead Institute and serves on the Board of the National Venture Capital Association (NVCA). Dr. Gädicke is a member of the board of directors of Elixir Pharmaceuticals, Arriva Pharmaceuticals, Inc., Cerimon Pharmaceuticals, PharmAthene, Xanodyne Pharmaceuticals, Inc. and Nuvios, Inc. (a privately held biopharmaceutical company). Dr. Gädicke received an M.D. from J.W. Goethe University in Frankfurt, Germany.

Alexandra Goll, Ph.D. has been a member of our board of directors since March 2001. Dr. Goll has served as General Partner of TVM Capital (TVM) since 1998. She has been responsible for approximately 10 TVM investments since she joined the company in early 1998. She was initial investor in Actelion Ltd. and lead investor of the second round of Idenix Pharmaceuticals, Inc. where she was a member of the Supervisory Board until the closing of the Novartis transaction in May 2003. Currently Dr. Goll serves on the board of directors of Addex Pharmaceuticals SA, Arrow Therapeutics Ltd., Biovertis AG, Newron Pharmaceuticals SpA, and Wilex AG (a privately held biopharmaceutical company). She also represents the interests of TVM at Ark Therapeutics Ltd., GPC Biotech AG and MediGene AG. Prior to her affiliation with TVM, Dr. Goll was the Global Business Leader for HIV and Cyto Megalo Virus (CMV), and was responsible for strategic marketing and business development for Virology at F. Hoffman-La Roche Ltd. in Basel, Switzerland. She had been involved in clinical development and managing commercialization strategies of products such as Neupogen (under an agreement with Amgen) Hivid, Cymevene and Valcyte. She received a degree in pharmacy from the Free University of Berlin, and wrote her doctoral dissertation in natural sciences at Phillips University of Marburg. She was honored with a post-doctoral position supported by the Boehringer-Ingelheim Foundation for fundamental research in medicine.

Elliot F. Hahn, Ph.D. has been a member of our board of directors since August 2000. Dr. Hahn has served as the president of Solapharm, Inc. since October 2004. Dr. Hahn was a co-founder of Andrx Corporation and has served as Chairman Emeritus since March 2003. Dr. Hahn served as Andrx Corporation’s Chief Executive Officer from October 2001 until June 2002, and as Chairman of the Board of Directors from June 2002 through March 2003. Since 1988, he has been an adjunct Associate Professor at the University of Miami School of Medicine. Dr. Hahn serves as a member of the board of directors of Andrx Corp., Able Laboratories, Inc., Nations Health and a number of privately held pharmaceutical companies. Dr. Hahn holds a B.S. from City College of New York and a Ph.D. in Chemistry from Cornell University.

Michael K. Inouye has been a member of our board of directors since June 2005. Mr. Inouye has served as Senior Vice President, Commercial Operations of Telik, Inc. since March 2006. Mr. Inouye was a worldwide commercial operations executive at Gilead Sciences from August 1995 to April 2005 where he led the global product launches of Viread and Emtriva, two leading HIV therapeutics sold both alone and in combination as Truvada, and Hepsera, for HBV. Prior to joining Gilead Sciences, Mr. Inouye served in sales and marketing and business development roles at Merck & Co. and American Home Products. Mr. Inouye received a B.S. in Food & Science Technology from the University of California at Davis and an M.B.A. from California State Polytechnic University, Pomona.

P. Schaefer Price’s biography is set forth above under “—Management Team.”

Robert F. Williamson III has served as a member of our board of directors since August 2004. Mr. Williamson has been the Chief Executive Officer and a director of Arriva Pharmaceuticals since April 2004. He is also the founder of LaSalle Venture Advisors, a consulting firm, where he has served as a consultant since 2002. From 2002 until 2004, Mr. Williamson served as the President and Chief Operating Officer of Eos Biotechnology. Mr. Williamson also served as the President and Chief Operating Officer of DoubleTwist, Inc., a provider of genomic information and bioinformatics analysis technologies, from July 1999 until February 2002(1). Mr. Williamson was also a partner with the Boston Consulting Group, Inc. from 1991 through 1999, where his clients included top global pharmaceutical and medical device companies. Mr. Williamson received a B.A. in Economics from Pomona College and an M.B.A. from the Stanford Graduate School of Business.

Board of Directors

Our current board of directors consists of eight directors. Immediately prior to this offering, our board of directors will be divided into three classes of the same or nearly the same number of directors and each of our directors will be assigned to one of the three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2007 for the Class 1 directors, 2008 for the Class 2 directors and 2009 for the Class 3 directors. Any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office and may not be filled by our stockholders.

Our certificate of incorporation and by-laws will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the directors. There are no family relationships among any of our directors and executive officers.

Each of our directors currently serves on the board of directors pursuant to a voting agreement. The voting agreement will terminate upon the closing of this offering.

(1)	DoubleTwist, Inc. entered into an assignment for the benefit of creditors in 2002.

Board Committees

Our board of directors currently has an audit committee, a compensation committee and nominating and corporate governance committee. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

Our audit committee consists of G. Steven Burrill (Chair), Alexandra Goll and Robert F. Williamson III. We believe that each of the members of the audit committee meets the requirements for independence under the current requirements of the Nasdaq National Market and SEC rules and regulations. We also believe that each member of the audit committee is able to read and understand our consolidated financial statements. We believe that G. Steven Burrill qualifies as an “audit committee financial expert” under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and possesses financial sophistication in accordance with applicable Nasdaq National Market requirements. Each audit committee member serves until his or her successor has been duly elected and qualified or until the earlier of his or her death, resignation, disqualification or removal. The responsibilities of the audit committee are to:

•	review the company’s annual audited financial statements and related footnotes and report to the board as to whether it recommends that the audited financial statements should be included in reports to investors;

•	review and discuss with management and with the independent auditors the company’s quarterly financial statements and any related correspondence or statements prior to dissemination;

•	periodically review and discuss with management the significant accounting principles, policies and practices followed by the company in accounting for and reporting its financial results in accordance with generally accepted accounting principles;

•	obtain and consider the independent auditors’ judgments about the quality and appropriateness of the company’s accounting principles as applied in its financial reporting;

•	discuss with the independent auditors matters required to be communicated to audit committees in accordance with the American Institute of Certified Public Accountants: Statement of Auditing Standards No. 61;

•	annually review the independent auditors’ audit plan, discussing the scope, staffing, locations, reliance upon management and general audit approach;

•	periodically review and discuss with management the effectiveness and adequacy of the company’s system of internal controls;

•	review the integrity of the company’s financial reporting processes and adequacy of disclosure controls;

•	establish and maintain appropriate procedures for the receipt, retention and treatment of complaints received by the company and the audit committee regarding accounting, internal accounting controls or auditing matters and the submission by employees of concerns regarding accounting or auditing matters;

•	periodically review and oversee the administration of the company’s code of ethics;

•	review any legal matters that could have a significant impact on the company’s financial statements; and

•	review and approve transactions involving potential conflicts of interest with corporate officers and directors and any other material related party transactions.

Compensation Committee

Our compensation committee consists of Robert F. Williamson III (Chair), Elliot F. Hahn, G. Steven Burrill and Michael K. Inouye. We believe that each of the members of our nominating and corporate governance committee meet the requirements for independence under the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. They are all outside directors under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and non-employee directors within the meaning of Rule 16b-3 of the Exchange Act. Each compensation committee member serves until his or her successor has been duly elected and qualified or until the earlier of their death, resignation, disqualification or removal. Our compensation committee is responsible for developing and overseeing the implementation of our compensation strategy with respect to the compensation of our officers and directors. Specifically, the responsibilities of the compensation committee are to:

•	create, amend, review and approve for recommendation to the board the company’s formal compensation plans and benefit programs for employees;

•	ensure the administration and operation of the company’s compensation and benefit programs;

•	recommend to the board proper titles, job descriptions and milestones and other guidelines for performance compensation for the chief executive officer and the other executive officers of the company;

•	review the performance of the chief executive officer and determine the individual elements of total compensation for the chief executive officer, considering the performance of the chief executive officer and the general performance of the company as well as the compensation practices in the markets where the company competes for executive talent;

•	review the performance of the executive officers other than the chief executive officer and determine the individual elements of total compensation for the executive officers of the company other than the chief executive officer, considering any recommendations of the chief executive officer with respect to such compensation, the performance of such executive officers and the general performance of the company as well as the compensation practices in the markets where the company competes for executive talent;

•	grant awards, whether in cash or otherwise, and other benefits pursuant to the company’s compensation and benefit programs to executive officers and review, revise and approve the recommendations of the chief executive officer with respect to such awards to non-executive officers;

•	review with the chief executive officer matters relating to management succession;

•	determine and recommend to the board for its approval annual retainer, meeting fees, stock awards and other compensation for members of the board and its committees; and

•	conduct an annual performance evaluation of the company and the adequacy of the compensation committee charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of William J. Carney (Chair), Elliot F. Hahn and Michael K. Inouye. We believe that each of the members of our nominating and corporate governance committee meet the requirements for independence under the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. Each nominating and corporate governance committee member serves until his or her successor has been duly elected and qualified or until the earlier of his or her death, resignation, disqualification or removal. The nominating and governance committee’s responsibilities are to:

•	develop and recommend to the board of directors a set of effective corporate governance policies and procedures and annually review and reassess the adequacy of such policies and procedures;

•	regularly review issues and developments related to corporate governance and advise the board on corporate governance matters;

•	consider, develop and recommend to the board policies regarding the size and composition of the board and a process for director selection and nomination;

•	review the slate of possible candidates for board membership consistent with the board’s criteria for selecting new directors and determine the nominees to the board;

•	review and assess the qualifications of the members of the company’s other committees;

•	recommend committee member appointments and removals and advise the board on the structure and operations of various committees;

•	manage or propose the process whereby the board assesses its own performance and the corporation’s performance, including reporting the results thereof to the board;

•	annually evaluate the nominating and corporate governance committee’s performance; and

•	annually review and reassess the adequacy of the nominating and corporate governance committee charter.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Robert F. Williamson III (Chair), Elliot F. Hahn and Michael K. Inouye. No member of our compensation committee was an officer or employee of ours. In addition, there are no compensation committee interlocks between us and other entities involving our executive officers and our board members who serve as executive officers of those other entities.

Director Compensation

We reimburse all directors for reasonable and necessary expenses they incur in performing their duties as directors. In August 2005, Dr. Hahn, Mr. Williamson, Mr. Carney, and Mr. Inouye each received $5,000 as an annual retainer fee, which will be increased to $10,000 for future years starting in 2006, and will receive $500 additional payment for attendance at each board committee meeting that has documented minutes and includes a quorum. Their attendance at telephonic board committee meetings will be compensated with a $250 payment per meeting. Our other directors do not receive any compensation for serving as directors.

On August 10, 2004, Dr. Hahn, Mr. Williamson and Mr. Carney were each granted an option to purchase 40,000 shares of the company’s common stock. Dr. Hahn’s option vested immediately with respect to 20,000 shares, vested with respect to 6,667 shares on August 10, 2005, and will vest with respect to the remaining 13,333 shares in equal quarterly installments of 1,667 shares thereafter until August 10, 2007. Mr. Williamson’s and Mr. Carney’s options vested immediately with respect to 10,000 shares, vested with respect to 10,000 shares on August 10, 2005, and will vest with respect to the remaining 20,000 shares in equal quarterly installments of 2,500 shares thereafter until August 10, 2007. On August 10, 2005, Mr. Inouye was granted an option to purchase 40,000 shares of the company’s common stock. Mr. Inouye’s option vested immediately with respect to 10,000 shares, will vest with respect to 10,000 shares on August 10, 2006, and will vest with respect to the remaining 20,000 shares in equal quarterly installments of 2,500 shares thereafter until August 10, 2008.

Executive Compensation

Summary Compensation Table

The following summary compensation table sets forth information, for the twelve-month period ended September 30, 2005 with respect to the compensation earned by or awarded to our Chief Executive Officer, and each of our other four most highly compensated executive officers who served in such capacities for the 12 months ended September 30, 2005, and whose salary and bonus exceeded $100,000. The individuals listed below are referred to in this prospectus as our “named executive officers.”

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Salary ($)		Bonus ($)		Other Annual Compensation ($)(1)	Securities Underlying Options (#)	All Other Compensation ($)
P. Schaefer Price President and Chief Executive Officer	300,000	(2)	74,250	(3)	51,239	—	—

Michael J. Otto Executive Vice President, Pharmaceutical Research	193,500	(4)	21,875	(5)	80,989	—	—

Abel De La Rosa Senior Vice President, Business Development & Strategy	181,600	(6)	33,875	(7)	—	—	—

Kurt Leutzinger Chief Financial Officer	170,867	(8)	29,625	(9)	298,456	250,000	—

Mark Meester Vice President, Accounting & Administration	132,125	(10)	29,250	(11)	13,459	180,000	—

(1)	Represents amount paid for reimbursement for relocation expenses.
(2)	The amount represents Mr. Price’s 2005 annual base salary of $300,000, prorated for the nine-month fiscal year ended September 30, 2005 and Mr. Price’s 2004 annual base salary of $300,000, prorated for the three-month period ended December 31, 2004.
(3)	This amount represents Mr. Price’s 2005 bonus of $89,100 prorated for the period of his employment preceding September 30, 2005.
(4)	The amount represents Dr. Otto’s current annual base salary of $225,000, as adjusted for an increase in July 2005 and prorated for the nine-month fiscal year ended September 30, 2005, and Dr. Otto’s 2004 salary of $183,000, prorated for the three-month period ended December 31, 2004.
(5)	The amount represents Dr. Otto’s 2005 bonus of $22,000 prorated for the nine-month fiscal year ended September 30, 2005 and Dr. Otto’s 2004 bonus of $21,500 prorated for the three-month period ended December 31, 2004.
(6)	The amount represents Dr. De La Rosa’s 2005 annual base salary of $202,000, as adjusted for an increase in July 2005 and prorated for the nine-month fiscal year ended September 30, 2005, and Dr. De La Rosa’s 2004 salary of $174,800, prorated for the three-month period ended December 31, 2004.
(7)	The amount represents Dr. De La Rosa’s 2005 bonus of $36,500 prorated for the nine-month fiscal year ended September 30, 2005 and Dr. De La Rosa’s 2004 bonus of $26,000 prorated for the three-month period ended December 31, 2004.
(8)	The amount represents Mr. Leutzinger’s annual base salary of $240,000, prorated for the nine-month fiscal year ended September 30, 2005 and based on the start of his employment on January 17, 2005.
(9)	The amount represents Mr. Leutzinger’s 2005 bonus of $39,500 prorated for the nine-month fiscal year ended September 30, 2005.
(10)	The amount represents Mr. Meester’s current annual base salary of $210,000, as adjusted for an increase in August 2005, prorated for the nine-month fiscal year ended September 30, 2005 and based on the start of his employment on January 10, 2005.
(11)	The amount represents Mr. Meester’s 2005 bonus of $39,000 prorated for the nine-month fiscal year ended September 30, 2005.

Stock Option Grants During Fiscal 2005

The following table sets forth information regarding grants of options to purchase shares of our common stock to our named executive officers during the nine months ended September 30, 2005. These awards are reflected in the summary compensation table.

Individual Grants
Name	Number of securities underlying options granted (1)(2)	Percentage of total options granted to employees in last fiscal year	Exercise price per share ($)(3)	Expiration date	Potential realizable value at assumed annual price appreciation for option term (4)
					5% ($)	10% ($)
P. Schaefer Price	—	N/A	N/A	N/A	N/A	N/A
Michael J. Otto	—	N/A	N/A	N/A	N/A	N/A
Abel De La Rosa	—	N/A	N/A	N/A	N/A	N/A
Kurt Leutzinger	250,000	24.9%	2.00	1/17/2015
Mark Meester	180,000	17.9%	2.00	1/10/2015

(1)	These outstanding stock options are incentive stock options and nonqualified stock options that were granted under our 1998 Stock Plan, as amended in 2004. These options have a term of ten years, subject to earlier termination in connection with a termination of the optionholder’s employment. In the event of a change in control, the committee that administers the plan may, subject to board authorization, make all outstanding options immediately exercisable. See “Employee Benefit Plans—1998 Stock Plan” for a further description of certain terms relating to these stock options.
(2)	These options expire on the tenth anniversary of the date of grant and vest as to 25% of the underlying shares on the first anniversary of the date of grant and 6.25% of the underlying shares at the end of each calendar quarter beginning one quarter after the first anniversary of the date of grant and continuing until the fourth anniversary of the date of grant, in each case subject to the optionholder’s continued employment or consulting relationship with us.
(3)	The stock options have been granted at or above 100% of the fair market value of the common stock as determined by the board of directors on the date of grant. There was no public market for our common stock during 2005. Accordingly, the exercise price is based on our board of directors’ determination of the fair market value of the underlying shares as of the date of grant. In preparation for this offering, a retrospective analysis of the fair value of the common stock at option grant dates during 2005 using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA) titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” resulted in an increase in the estimate of fair market value to $2.73 per share for financial reporting purposes.
(4)	The potential realizable values are net of exercise price but do not take into account the payment of taxes associated with exercise. The amounts represent hypothetical gains that could be achieved for the respective stock options if exercised at the end of the option term based on assumed annual rates of compound share price appreciation of 5% and 10% from the date of this offering through the expiration of the options, based on the assumed initial public offering price of $ per share, the mid-point of the public offering price range indicated on the cover of this prospectus. The 5% and 10% assumed annual rates of compounded share price are mandated by the rules of the Securities Exchange Commission and do not represent our estimate or projection of future performance of our common share prices. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Aggregate Option Exercises and Fiscal Year-End Option Values

The following table provides information about the number of shares issued upon option exercises by our named executive officers during the year ended September 30, 2005, and the value realized by our named executive officers. The table also provides information about the number and value of options held by our named executive offices at September 30, 2005.

Name	Shares acquired on exercise (#)	Value Realized ($)	Number of shares underlying unexercised options at September 30, 2005 (#)		Value of unexercised in-the-money options at September 30, 2005 ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
P. Schaefer Price	245,106	338,246	—	735,317
Michael J. Otto	—	—	112,500	105,000
Abel De La Rosa	—	—	55,000	65,000
Kurt Leutzinger	—	—	—	250,000
Mark Meester	—	—	—	180,000

(1)	There was no public trading market for our common stock as of September 30, 2005. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of an assumed fair market value of our common stock as of September 30, 2005 equal to the assumed initial public offering price of $ per share, the mid-point of the public offering price range indicated on the cover of this prospectus, less the aggregate exercise price and without taking into account any taxes that may be payable in connection with the transaction.

Recent Sale of Stock

On March 31, 2005, we sold 150,000 shares of common stock at $2.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, our Chief Financial Officer.

Employment Agreements

P. Schaefer Price

We entered into an employment agreement with Mr. Price as President and Chief Executive Officer on June 15, 2004. Mr. Price’s employment does not specify a term because he is an at will employee and his employment can be terminated by us, with or without advance notice, at any time.

Under his employment agreement, Mr. Price currently receives an annual base salary of $300,000, subject to annual review by our board of directors and is eligible to receive an annual performance bonus at a target amount of 30% of salary.

Mr. Price’s employment agreement required us to reimburse him for his expenses incurred in connection with his relocation to Atlanta and from Atlanta to New Jersey. Mr. Price was reimbursed $37,763 and $39,264 for relocation expenses incurred in 2004 and 2005, respectively. Mr. Price is entitled to our standard employee benefits under his employment agreement.

In addition, Mr. Price was granted a combination of qualified and nonqualified stock options pursuant to our 1998 Stock Plan, as amended in 2004, to purchase 980,423 shares of our common stock. Mr. Price will also be eligible to receive additional annual grants of stock options under our 1998 Stock Plan. Upon the closing of this offering, Mr. Price will receive an additional 100,000 fully vested nonqualified stock options at an exercise price equal to the public offering price, so long as he continues to be our President and Chief Executive Officer through such closing.

Under the terms of the agreement, Mr. Price’s employment may be terminated by us immediately for cause. For purposes of Mr. Price’s employment agreement, cause means (i) acts amounting to gross negligence or moral turpitude which are detrimental to us, (ii) fraud or embezzlement of funds or property, (iii) conviction of or pleading guilty to a felony not involving traffic or administrative sanctions, (iv) failure to observe or perform any material covenant, condition, or provision of the employment agreement or our written policies and, when such failure is capable of remedy, such failure is not remedied within five business days after notice of such failure by us, or (v) performance of substantial and continued business services for any other person or entity without the prior written consent of the Chairman of our board of directors. In addition, we may terminate Mr. Price’s employment in the event he is unable to perform the essential functions of his position by reason of physical or mental disability for a period of 90 consecutive calendar days. Except as set forth below, the employment agreement does not provide for severance pay in the event of his termination. However, Mr. Price is entitled, upon termination, to any benefits to which he would have been entitled upon termination under our benefit plans.

If we terminate Mr. Price’s employment without cause or Mr. Price resigns with good reason (as defined below) within 18 months following a change of control of Pharmasset (as defined below), then we or our successor-in-interest must (i) accelerate the vesting of all Mr. Price’s stock options which were granted by us, (ii) pay to Mr. Price a lump-sum severance package equal to one and a half times his then current annual base salary, plus the amount of benefits that would otherwise be payable on behalf of Mr. Price prior to the expiration of the agreement and (iii) provide Mr. Price with salary, bonus and benefits continuation for one year following such termination. If we terminate Mr. Price’s employment without cause prior to a change of control of Pharmasset or more than 18 months following a change of control of Pharmasset, then we or our successor-in-interest must vest 12 months of Mr. Price’s stock options which were granted by us and provide Mr. Price with salary, bonus and benefits continuation for one year following such termination. For purposes of Mr. Price’s employment agreement, a change of control means (i) a transaction, including a merger or other reorganization of Pharmasset or acquisition of our shares, if the holders of our voting stock owns less than 50% of the voting stock of the purchaser or surviving entity or (ii) a sale of substantially all of our assets. Good reason means a reduction in Mr. Price’s overall level of responsibility, requiring him to report to anyone other than the board of directors, or the elimination of any of his current principal duties.

Pursuant to the terms of his employment agreement, Mr. Price agrees that he will keep confidential and protect our trade secrets and confidential information during and after the term of his employment and assign to us all rights to inventions that he develops during the course of his employment with us and to assist us in the application for patents and copyrights with respect to such inventions. In addition, Mr. Price is prohibited, during the term of his employment with us and for a period of 18 months thereafter, from directly or indirectly (i) soliciting our employees or (ii) engaging in a business that is competitive with us in North America, Latin America or South America, in each case without our consent.

Abel De La Rosa, Ph.D.

We entered into an employment agreement with Dr. De La Rosa, effective December 9, 2002 for an initial term of two years, which term is subject to extension upon the agreement of the parties. Prior to the expiration of the initial term, the employment agreement was extended for two successive one-year periods. Dr. De La Rosa currently serves as our Senior Vice President, Business Development and Strategy, and receives an annual base salary of $202,000. Dr. De La Rosa received a $25,000 signing bonus upon his starting date of employment with us. Dr. De La Rosa is entitled to our standard employee benefits under the agreement.

Under the terms of the agreement, Dr. De La Rosa’s employment may be terminated by us immediately for cause. For purposes of Dr. De La Rosa’s employment agreement, cause means (i) acts amounting to negligence or moral turpitude which are detrimental to us, (ii) fraud or embezzlement of funds or property, (iii) conviction of, pleading guilty to, or confessing to any felony, (iv) failure to observe or perform any material covenant, condition, or provision of the employment agreement or our written policies and, when such failure is capable of remedy, such failure is not remedied within five business days after notice of such failure by us or (v) performance of services for any other person or entity. Under Dr. De La Rosa’s employment agreement, in the event that we terminate his agreement prior to December 8, 2006 without cause, he is entitled to receive a lump-sum payment equal to one and a half times his then current base salary, plus the amount of employee benefits that would have been payable on his behalf until the expiration of his employment term, plus any benefits to which he would have been entitled upon termination under our benefit plans. In addition, we may terminate Dr. De La Rosa’s employment in the event he is unable to perform the essential functions of his position by reason of physical or mental disability for a period of 90 consecutive calendar days. Except as provided above, the employment agreement does not provide for severance pay in the event of his termination. However, Dr. De La Rosa is entitled, upon termination, to any benefits to which he would have been entitled upon termination under our benefit plans.

Pursuant to the terms of his employment agreement, Dr. De La Rosa agrees that he will keep confidential and protect our trade secrets during and after the term of his employment and assign to us all rights to inventions that he develops during the course of his employment with us and to assist us in the application for patents and copyrights with respect to such inventions. In addition, Dr. De La Rosa is prohibited, during the term of his employment with us and for a period of 18 months thereafter, from directly or indirectly (i) soliciting our employees or independent contractors or (ii) engaging in a business that is competitive with us in North America, Latin America or South America, in each case without our consent.

Mark W. Meester

We entered into an employment agreement with Mr. Meester on January 10, 2005. Mr. Meester currently serves as our Vice President, Accounting and Administration and receives an annual base salary of $210,000, subject to our review on an annual basis. Mr. Meester received a one-time signing bonus in the amount of $25,000.

On January 10, 2006, Mr. Meester became eligible to receive a performance bonus of 25% of his annual base salary subject to the achievement of certain performance objectives established by our President and Chief Executive Officer or our Chief Financial Officer. In addition, Mr. Meester was granted an incentive stock option to purchase 180,000 shares of our common stock pursuant to our 1998 Stock Plan, as amended in 2004, and is eligible to receive additional annual grants of stock options under such plan.

Under the terms of the agreement, Mr. Meester’s employment does not specify a term because he is an at-will employee, and his employment may be terminated by us immediately for any reason not prohibited by law. Except as provided below, the employment agreement does not provide for severance pay in the event of his termination. However, Mr. Meester is entitled, upon termination, to any benefits to which he would have been entitled upon termination under our benefit plans. If we terminate Mr. Meester’s employment without cause, or Mr. Meester resigns within 18 months, following a change of control of Pharmasset (as defined below), then we or our successor-in-interest must (i) accelerate the vesting of all Mr. Meester’s stock options, (ii) extend the period of exercisability of all of Mr. Meester’s stock options, (iii) pay to Mr. Meester a lump-sum severance package equal to his then current annual base salary, and (iv) reimburse Mr. Meester for the cost of premiums for COBRA continuation coverage under our group health plan. For purposes of Mr. Meester’s employment agreement, a change of control means (x) the approval by our stockholders of a merger or consolidation of the company with any other corporation, other than a merger or consolidation which would result in our voting equity securities outstanding immediately prior thereto continuing to represent more than 50% of the total voting power represented by the voting securities of our company or such surviving entity outstanding immediately after such merger or consolidation, (y) the approval by our stockholders of a plan of complete liquidation of our company or an agreement for the sale or disposition by us of all or substantially all of our assets, or (z) any person or persons becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities.

Pursuant to the terms of his employment agreement, Mr. Meester agrees that he will keep confidential and protect our trade secrets and confidential information during and after the term of his employment and assign to us all rights to inventions that he develops during the course of his employment with us and to assist us in the application for patents and copyrights with respect to such inventions. In addition, Mr. Meester is prohibited, during the term of his employment with us and for a period of 18 months thereafter, from directly or indirectly (i) soliciting our employees or independent contractors or (ii) engaging in a business that is competitive with us in North America, Latin America or South America, in each case without our consent.

Change in Control Severance Agreements

Our employees have entered into agreements with us that provide them with certain severance benefits and accelerated stock option vesting upon involuntary termination of employment at any time within 18 months after a Change of Control. For the purpose of these agreements, “Change of Control” means the consummation of a merger or consolidation with any other corporation or other entity that results in a greater than 50% change of the total voting power represented by the voting securities of the company or surviving entity.

Employee Benefit Plans

1998 Stock Plan, as Amended in 2004

The 1998 Stock Plan (the “1998 Plan”) was originally approved and adopted by our board of directors and approved by our stockholders on December 21, 1998. Our board of directors and stockholders approved an amendment to the 1998 Plan on July 14, 2000 to increase the number of shares available under the plan from 1,500,000 to 2,000,000, and an amendment on August 4, 2004 to increase the number of shares available under the plan from 2,000,000 to 3,675,522. The purpose of the 1998 Plan is to provide an incentive to officers, directors, employees, independent contractors and to other persons who provide significant services to us.

Administration. The 1998 Plan is administered by an executive committee of our board of directors (the “Plan Committee”). Subject to the limitations described below, the Plan Committee has the sole authority to determine the amount and type of grants, the persons to whom grants are made, the price to be paid upon exercise of each option, the period within which each option and stock appreciation right must be exercised and all other terms and conditions of grants made under the 1998 Plan.

Type of Awards. The Plan Committee may grant the following awards under the 1998 Plan: (i) incentive stock options, as defined under the Code, (ii) nonqualified stock options, (iii) stock awards, and (iv) stock appreciation rights. Incentive stock options may be granted solely to our full-time employees. Nonqualified stock options, stock awards and stock appreciation rights may be granted to our officers, directors, employees and independent contractors. The Plan Committee may also sell shares under the 1998 Plan.

Share Reserve. We have reserved 3,675,522 shares of common stock for issuance under the 1998 Plan. As of December 31, 2005, 38,328 shares of common stock were available for future grants under the 1998 Plan. The shares subject to the unexercised portion of any stock option or stock appreciation right that expires or terminates under the 1998 Plan will again be available for grant under the 1998 Plan. As of December 31, 2005, a combination of nonqualified and incentive stock options to purchase 3,093,562 shares of our common stock were outstanding under the 1998 Plan and 3,131,890 shares of our common stock were available for future issuance under the 1998 Plan. No restricted shares, stock awards or stock appreciation rights have been awarded and no stock has been sold, other than pursuant to an option exercise, under the 1998 Plan.

Stock Options. Stock options may be granted as incentive stock options or nonqualified stock options; however, the aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonqualified stock options. Each stock option is granted pursuant to a written agreement that contains the following terms and additional terms that the Plan Committee deems appropriate. The exercise price for an incentive stock option may not be less than 100% (110% in the case of an incentive stock option granted to a greater than 10% shareholder) of the fair market value of the common stock on the date of grant. The exercise price for a nonqualified stock option and the vesting schedule for each stock option will be determined by the Plan Committee and set forth in the individual option agreements. Stock options granted under the 1998 Plan prior to July 31, 2004 typically vest as to 25% of the underlying shares on the first anniversary of the date of grant and 25% of the underling shares on the subsequent three anniversaries of the date of grant. Stock options granted under the 1998 Plan after July 31, 2004 typically vest as to 25% of the underlying shares on the first anniversary of the date of grant and 6.25% of the underlying shares at the end of each calendar quarter beginning one quarter after the first anniversary of the date of grant and continuing until the fourth anniversary of the date of grant, in each case subject to the optionholder’s continued employment or consulting relationship with the company. The term of stock options granted under the 1998 Plan may not exceed ten years (five years in the case of an incentive stock option granted to a greater than 10% shareholder).

Stock Awards. The Plan Committee may award stock as a bonus, subject to the terms, conditions and restrictions determined by the Plan Committee and set forth in a written agreement, including, without limitation, restrictions concerning transferability, voting and forfeiture. The Plan Committee may require a recipient of a stock award to enter into an agreement, but may not require the recipient to pay any money other than the amounts necessary to satisfy tax-withholding requirements.

Sale of Stock. The Plan Committee may issue stock under the 1998 Plan for consideration, including promissory notes and services, subject to the terms, conditions and restrictions determined by the Plan Committee and set forth in a written agreement, including, without limitation, restrictions concerning transferability, voting, repurchase and forfeiture. In addition, stock sold under the 1998 Plan will be subject to a purchase or subscription agreement.

Stock Appreciation Rights. The Plan Committee may grant stock appreciation rights under the 1998 Plan subject to the rules, terms and conditions determined by the Plan Committee and set forth in a written agreement. Upon exercise, the holder of a stock appreciation right is entitled to receive the excess of the fair market value of the stock on the date of exercise over the fair market value of the stock on the date of grant. Such amount may be paid in our common stock or in cash, or any combination of the two, as determined by the Plan Committee.

Grants to Officers or Directors. Unless otherwise determined by the Plan Committee, stock sold or awarded under the 1998 Plan to an officer or director may not be sold for six months following the issuance or award of such stock and stock appreciation rights granted under the 1998 Plan to an officer or director may not be exercised for six months following the date of grant.

Transferability. Stock options and stock appreciation rights granted under the 1998 Plan are not transferable except by will or the laws of descent and distribution, or, except in the case of incentive stock options, pursuant to a qualified domestic relations order.

Termination of Employment or Other Relationship. Unless the terms of a participant’s award agreement provide otherwise, (i) in the event of the termination of a participant’s service relationship with us due to disability or death, the participant, or his or her beneficiary, may exercise any vested options or stock appreciation rights for up to 12 months following death or disability; (ii) upon the retirement (pursuant to a company retirement plan or the approval of the Plan Committee) of an officer, director or employee or the cessation of services provided by a non-employee, such participant may exercise any vested stock options or stock appreciation rights for up to three months following the cessation of service, and (iii) in the event of the termination of a participant’s service relationship with us for any other reason, the participant may exercise any vested options or stock appreciation rights for up to 30 days following the termination of services, or a later date established by the Plan Committee. The Plan Committee may accelerate the exercisability of any or all stock options or stock appreciation rights upon the termination of employment or cessation of services. In no event may a stock option or stock appreciation right be exercised after its expiration date.

Corporate Transactions. In the event of a change in our outstanding stock by reason of a dividend, split, consolidation, recapitalization or reorganization, an appropriate adjustment will be made in the number of shares reserved under the 1998 Plan and the number of shares and exercise price with respect to any unexercised options or stock appreciation rights. In the event of our liquidation or any merger, consolidation or other reorganization in which we are not the surviving corporation, all stock options and stock appreciation rights under the 1998 Plan will be terminated unless an agreement specifically provides for the assumption of such options and stock appreciation rights by the surviving corporation. In the event of the sale of all or substantially all of our assets or capital stock by means of a merger, sale, consolidation or otherwise, the Plan Committee may, subject to board authorization, make all outstanding options and stock appreciation rights immediately exercisable.

Termination and Amendments. The 1998 Plan will terminate on December 20, 2008, unless earlier terminated by our board or upon the consummation of the sale of all or substantially all of our assets or capital stock. Our board of directors will have authority to amend or terminate the 1998 Plan. No amendment or termination of the 1998 Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant.

Withholding Taxes. As a condition to the grant or exercise of an award, we may require a participant to pay the amount necessary to cover any “withholding” taxes or other charges imposed on us that arise in connection with the award. We may permit these obligations to be satisfied by delivering to the participant a lesser number of shares of common stock.

Federal Income Tax Consequences of Incentive Stock Options. Participants do not recognize income at the time an incentive stock option is granted. Participants also do not recognize income when they exercise their incentive stock options. However, the amount by which the fair market value of the common stock issued upon exercise of an incentive stock option exceeds the exercise price paid constitutes a tax preference item that may have alternative minimum tax consequences for the participant.

The tax consequences that arise when shares of common stock that were acquired upon exercise of an incentive stock option are sold depend on how long the shares were held. If the sale occurs more than one year after the date the shares were acquired and more than two years after the date the incentive stock option was granted, the participant will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale price of the shares and the exercise price. If the participant has not held the shares for the required holding periods, the participant will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and applicable regulations.

No federal income tax deduction is allowed to us upon the grant or exercise of an incentive stock option. If shares of common stock acquired upon exercise of an incentive stock option are sold before the holding periods described above are satisfied and the participant recognizes ordinary income, we will generally be entitled to a federal income tax deduction in the amount of such ordinary income.

If a stock option intended to qualify as an incentive stock option is exercised by a person who was not continually employed by us from the date of grant of such stock option until no more than three months prior to such exercise (or one year if such person is no longer employed due to disability), then such stock option will not qualify as an incentive stock option and, instead, will be taxed as a nonqualified stock option (as described below).

Federal Income Tax Consequences of Nonqualified Stock Options. Holders of nonqualified options do not recognize income on the time the option is granted. Upon exercise of a nonqualified option, the participant will recognize ordinary compensation income equal to the amount by which the fair market value, as of the exercise date of the stock option, of the shares of common stock the participant receives upon exercise exceeds the exercise price paid. The participant’s tax basis in the shares of common stock received upon exercise will equal the exercise price paid plus the amount includible in the participant’s gross income (in effect, these amounts add up to the fair market value of the shares of common stock on the date of exercise).

If a participant disposes of any shares of common stock received upon the exercise of a nonqualified option, the participant will recognize a capital gain or loss equal to the difference between the participant’s tax basis in the shares of common stock and the amount of sale proceeds realized on disposition of the shares of common stock. The gain or loss will be either long-term or short-term, depending on the holding period. The holding period will commence on the date on which the participant recognizes taxable income in respect of such shares. Certain additional rules apply if the participant paid the exercise price for a stock option in shares of common stock that a participant already owned.

No federal income tax deduction is allowed to us upon the grant of a nonqualified option. We will generally be entitled to a federal income tax deduction in an amount equal to the ordinary compensation income that the participant recognizes at the time of exercise, subject to the applicable provisions of the Code and regulations. We are not entitled to any income tax deduction in connection with the participant’s disposition of shares of common stock.

Federal Income Tax Consequences of Stock Awards. A participant will not recognize income upon the grant of a stock award if such award is subject to a substantial risk of forfeiture or restrictions on transferability, unless the participant makes a special election with the Internal Revenue Service pursuant to Section 83(b) of the Code to be taxed on the date of grant.

Pursuant to Section 83(b) of the Code, a participant may elect, within 30 days of receipt of a stock award, to be taxed at ordinary income tax rates on the fair market value of the shares of common stock comprising the award on the date of grant. If the election is made, we will be entitled to a corresponding deduction. No income will be recognized, and no deduction will be allowed to us, upon lapse of the forfeiture provisions on vesting of the stock award. Any subsequent appreciation (or depreciation) in the value of the stock will be taxed as capital gain (or capital loss) upon a subsequent sale. If the stock is subsequently forfeited, the participant will not be allowed a deduction or loss for tax purposes for the forfeited amount.

If a participant has not made a Section 83(b) election, upon lapse of the forfeiture provisions or restrictions on transferability, the participant will be taxed at ordinary income tax rates on the then fair market value of the common stock and a corresponding deduction will be allowable to us. Upon the subsequent disposition of such common stock, the participant will realize capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold).

Federal Income Tax Consequences of Stock Appreciation Rights. The grant of stock appreciation rights will have not immediate tax consequences to us or the participant receiving the grant. In general, the amount of compensation that will be realized by a participant upon exercise of a stock appreciation right is equal to the difference between the grant date valuation of the common shares underlying the stock appreciation right and the fair market value of the stock or cash received on the date of exercise. The amount received by the participant upon the exercise of the stock appreciation right will be included in the participant’s ordinary income in the taxable year in which the stock appreciation right is exercised. Subject to the applicable provisions of the Code, we generally will be entitled to a deduction in the same amount in that year.

Impact of The American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 was signed by the President of the United States on October 22, 2004. The Act has implications that affect traditional deferred compensation plans, as well as certain equity awards, such as certain stock appreciation rights and stock awards. Additional adverse tax consequences could apply to such awards as a result of the Act based on the current award design. We have not granted any stock appreciation rights or stock awards under the 1998 Plan; however, we note that it may be necessary to amend the plan in order to comply with the Act.

401(k) Plan

Our employee 401(k) plan is intended to be qualified under Section 401 of the Code. Employees must be at least 21 years of age to participate in the 401(k) plan. Participating employees may elect to reduce their current eligible compensation by up to the statutorily prescribed annual limit and contribute the amount of such reduction to the 401(k) plan. We make discretionary matching contributions at the rate of 50% of the employee’s contribution to the 401(k) Plan up to a maximum of $3,500 for each employee.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at our request. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification, and we have obtained insurance policies of this type that cover our directors and officers.

We expect to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. We expect that these agreements, among other things, will provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions:

•	to which we are a party;

•	in which the amount involved exceeds $60,000; and

•	in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest.

Preferred Stock Issuances

In 1999, we sold to Dr. Raymond F. Schinazi 320,500 shares of Series A convertible preferred stock at $1.00 per share for an aggregate purchase price of $320,500. These shares were issued partially in consideration for a payment in cash by Dr. Schinazi and partially in consideration for Dr. Schinazi’s services to the company as well as to reimburse Dr. Schinazi for patent expenses related to technology we licensed from him.

In June 1999, we consummated a private placement of 2,300,000 shares of Series B redeemable convertible preferred stock for an aggregate purchase price of approximately $3,910,000. Except for MPM Capital funds, none of our executive officers or directors or holders of more than 5% of our voting securities purchased any shares of the Series B preferred stock.

The following table sets forth, with respect to the Series B redeemable convertible preferred stock transaction, the purchase price per share, the aggregate shares purchased and the total investment for MPM Capital affiliated funds:

Investor	Purchase Price per Share of Series B Redeemable Convertible Preferred Stock	Aggregate Shares of Series B Redeemable Convertible Preferred Stock Purchased	Total Investment in Series B Redeemable Convertible Preferred Stock
MPM Capital	$1.70	2,300,000	$3,910,000

In February 2001, we consummated a private placement of 1,357,798 shares of Series C redeemable convertible preferred stock for an aggregate purchase price of $7,399,999. Except for TVM Capital funds, none of our executive officers or directors or holders of more than 5% of our voting securities purchased any shares of the Series C redeemable convertible preferred stock.

The following table sets forth, with respect to the Series C redeemable convertible preferred stock transaction, the purchase price per share, the aggregate shares purchased and the total investment for TVM Capital affiliated funds:

Investor	Purchase Price per Share of Series C Redeemable Convertible Preferred Stock	Aggregate Shares of Series C Redeemable Convertible Preferred Stock Purchased	Total Investment in Series C Redeemable Convertible Preferred Stock
TVM Capital	$5.45	1,357,798	$7,399,999

In August 2004, we consummated a private placement of 7,843,380 shares of Series D redeemable convertible preferred stock for an aggregate purchase price of $40,001,238 and warrants to purchase an aggregate of 1,254,960 shares of Series D-1 convertible preferred stock at an exercise price of $0.10 per share. Except for

Burrill & Company funds, MPM Capital funds and TVM Capital affiliated funds, none of our executive officers or directors or holders of more than 5% of our voting securities purchased any shares of the Series D redeemable convertible preferred stock or Series D-1 warrants.

The following table sets forth, with respect to the Series D redeemable convertible preferred stock and Series D-1 convertible preferred stock warrant transaction, the purchase price per share, the aggregate shares purchased, the aggregate warrants received and the total investment for Burrill & Company funds, MPM Capital funds and TVM Capital affiliated funds:

Investor	Purchase Price per Share of Series D Redeemable Convertible Preferred Stock and Series D-1 Warrants	Aggregate Shares of Series D Redeemable Convertible Preferred Stock Purchased	Aggregate Number of Series D-1 Warrants Received	Total Investment in Series D Redeemable Convertible Preferred Stock and Series D-1 Warrants
Burrill & Company	$5.10	2,156,947	323,542	$11,000,430
MPM Capital	$5.10	2,549,099	382,365	$13,000,405
TVM Capital	$5.10	980,423	147,064	$ 5,000,157

Common Stock Issuances

On March 31, 2005, we sold 150,000 shares of common stock at $2.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, our Chief Financial Officer.

Agreements between us and Dr. Raymond F. Schinazi, principal founder, former director, former chairman of the board and holder of more than 5% of our capital stock

Dr. Raymond F. Schinazi is one of our principal founders and served as a director of the company from May 1998 until June 2005 and as an executive director of the company from May 1998 until June 2004. He was also chairman of the board from December 2002 through December 2004. As of December 31, 2005, he and his affiliates beneficially owned 24.3% of our outstanding common stock and 12.4% of our outstanding Series A preferred stock, representing approximately 18.9% of our outstanding common stock on an as converted basis, or approximately         % after giving effect to this offering.

Settlement Agreement and Mutual General Release

We settled a disagreement that arose between Dr. Schinazi and us related to several issues by entering into a settlement agreement and mutual general release dated as of February 14, 2006, which provides for a mutual general release of claims by him, us and certain of our existing Stockholders. Pursuant to this settlement agreement, we also entered into a license agreement with RFS Pharma LLC for a molecule called dioxolane thymine, or DOT, and a mutual termination of lease agreement with C.S. Family, LLC, which is 50% owned by Dr. Schinazi, each described in more detail below. Dr. Schinazi is the founder and majority stockholder of RFS Pharma LLC and is a named inventor of DOT. Additionally, this settlement agreement provides for certain amendments to our stockholders’ agreement to, among other things, facilitate the transfer of 2.0 million shares of our common stock that Dr. Schinazi owns to two affiliated entities, one of which is a trust of which he is the trustee and one of which is a limited partnership, of which he is a manager of its general partner. The settlement agreement also requires us to reimburse Dr. Schinazi for up to $100,000 of legal fees incurred by him in connection with the negotiation of the transactions contemplated by this settlement agreement.

License Agreement with RFS Pharma LLC

As of February 10, 2006, we entered into a license agreement with RFS Pharma LLC to pursue the research, development and commercialization of an anti-viral nucleoside analog product candidate called DOT. Under this agreement, we paid to RFS Pharma LLC an upfront payment of $400,000 and we may also pay up to an aggregate of $3.9 million in future milestone payments, royalties on future sales, and expense reimbursements in specified circumstances. Additionally, this license agreement provides for specified amounts of DOT to be purchased by the company from RFS Pharma LLC for up to $82,000. We may terminate the license agreement on a country-by-country basis and/or product-by-product basis or in its entirety at any time upon 30 days advance written notice to RFS Pharma LLC prior to the launch of any licensed product, or upon 180 days advance written notice to RFS Pharma LLC following the launch of any licensed product. Additionally, upon a material breach of this agreement by either party, if the breaching party fails to cure the material breach during a 90-day period after notice of the breach has been provided, then the non-breaching party may terminate the agreement on a country-by-country or product-by-product basis with respect to the country(ies) and licensed product(s) to which the breach relates.

Operating Lease and Mutual Termination of Lease Agreement

In 1998, we entered into an operating lease for office and laboratory space in Tucker, Georgia through October 31, 2008 with C.S. Family, LLC as the lessor, an entity with which Dr. Schinazi is affiliated. For the twelve months ended December 31, 2005, we had paid a total of $237,604 to the lessor under this agreement. We completed our relocation from Georgia to New Jersey in late 2005 and no longer maintain any operations in Georgia. Effective as of February 7, 2006, we entered into a Mutual Termination of Lease Agreement with the lessor, pursuant to which we paid $1.4 million (in addition to the balance of our security deposit and including repairs to the facilities) as full and final payment for and satisfaction of all amounts and other obligations due under the operating lease.

License Agreements with Emory University

We have entered into various license agreements, including those for two of our product candidates, DFC and Racivir, with Emory University to pursue the research, development and commercialization of various licensed compounds and related technologies. We and Emory University will share in the proceeds, if any, received by us related to the development, sublicensing and commercialization of the licensed compounds, including milestone payments, fees, and royalties. Dr. Schinazi is an employee of Emory University and a named inventor of DFC, Racivir, DOT and certain of the other licensed compounds and related technologies and may receive a percentage of the milestone payments, fees and royalties paid by us to Emory University.

In connection with several of these license agreements, we issued to Emory University 250,000 shares of our redeemable common stock. We subsequently issued to Emory University an additional 19,960 shares of our redeemable common stock pursuant to an anti-dilution provision in our agreement. Pursuant to the stock purchase agreements relating to the issuance of these shares to Emory University, we granted Emory University the right to require us to repurchase any or all of these shares at fair market value, as determined by independent appraisal. This right of repurchase will terminate upon the completion of this offering.

License Agreement with Dr. Mahmoud H. el Kouni, Dr. Fardos M. N. Naguib and Dr. Raymond F. Schinazi

In March 1999, we entered into a license agreement, in the fields of antiviral and anticancer applications, to certain intellectual property rights relating to novel inhibitors, including licensed patents and know-how, with Dr. Mahmoud H. el Kouni, Dr. Fardos M. N. Naguib and Dr. Raymond F. Schinazi, the co-inventors and owners of these certain rights. Dr. el Kouni and Dr. Naguib have both granted us an exclusive sublicense, which includes the right to grant sublicenses, to make, have made, use, import, offer for sale and sell those products that are covered by certain licensed patents and to practice certain licensed technology. Dr. Schinazi has granted us an exclusive license, which includes the right to grant sublicenses, to make, have made, use, import, offer for sale and sell those products that are covered by certain licensed patents and to practice certain licensed technology. Under this agreement, we paid to Dr. el Kouni and Dr. Naguib, respectively, non-creditable license fees equal to 17,500 common stock options with an exercise price of $1.00, which remain outstanding, and we paid to

Dr. Schinazi a non-creditable license fee equal to 35,000 common stock options with an exercise price of $1.00, which have been exercised. In addition, in partial reimbursement of patent costs associated with certain licensed technology, we issued 18,000 Series A preferred shares to Dr. el Kouni at $1.00 per share and forgave $20,000 of the obligation of Dr. Schinazi under a promissory note dated January 29, 1999 in the original principal amount of $320,500. We may also pay future milestone payments up to an aggregate of $1.3 million, as well as royalties on future sales, to Dr. el Kouni, Dr. Naguib and Dr. Schinazi. None of the licenses described in this paragraph relate to clevudine, Racivir, R-4048 or DFC.

License Agreement with Dr. Craig Hill and Dr. Raymond Schinazi

In March 1999, we entered into a license agreement for certain intellectual property rights, including certain licensed patents, with Dr. Craig L. Hill and Dr. Raymond F. Schinazi, the co-inventors and owners of these certain rights. Dr. Hill and Dr. Schinazi have granted us an exclusive sublicense, which includes the right to grant sublicenses, to make, have made, use, import, offer for sale and sell those products that are covered by certain licensed patents and to practice certain licensed technology. Under this agreement, we paid to Dr. Hill non-creditable license fees equal to 35,000 common stock options with an exercise price of $1.00, which are exercisable for a period of ten years beginning March 1, 1999. Also under this agreement, we paid to Dr. Schinazi non-creditable license fees equal to 35,000 common stock options with an exercise price of $1.00, all of which have been exercised. In addition, in partial reimbursement of patent costs associated with certain licensed technology, we forgave $20,000 of the obligation of Dr. Schinazi under a promissory note dated January 29, 1999 in the original principal amount of $320,500. We may also pay future milestone payments up to an aggregate of $ 1.3 million, as well as royalties on future sales, to Dr. Hill and Dr. Schinazi. None of the licenses described in this paragraph relate to clevudine, Racivir, R-4048 or DFC.

Indemnification Agreements

We expect to enter into indemnification agreements with our directors and executive officers prior to completion of this offering.

Stockholders’ Agreement

We and the holders of our preferred stock and certain holders of our common stock entered into a Second Amended and Restated Stockholders’ Agreement, dated August 4, 2004, as amended, which we refer to as the Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement, these stockholders have registration rights with respect to their shares of common stock and shares of common stock to be issued upon conversion of their preferred stock and rights of first refusal on certain new issues of our capital stock. We expect the registration rights to be waived with respect to this offering and the rights of first refusal shall terminate immediately prior to the closing of this offering. See “Description of Capital Stock—Registration Rights” for a further description of the terms of this agreement.

PRINCIPAL STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of December 31, 2005 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each of our directors;

•	each executive officer named in the summary compensation table; and

•	all directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 21,927,502 shares of common stock outstanding on an as-converted basis on December 31, 2005.

Unless otherwise indicated, the address for each person or entity named below is c/o Pharmasset Inc., 303-A College Road East, Princeton, New Jersey 08540.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before the Offering	Percent of Shares Beneficially Owned
		Before the Offering	After the Offering(1)

Five Percent Stockholders:
Entities affiliated with MPM Capital(2)	5,349,099	24.4%	%
Raymond F. Schinazi, Ph.D.(3)	4,149,179	18.9
Entities affiliated with TVM Capital(4)	2,369,981	10.8
Entities affiliated with Burrill & Company(5)	2,156,947	9.8
Entities affiliated with MDS Capital(6)	1,568,676	7.2

	Number of Shares Beneficially Owned Before the Offering	Percent of Shares Beneficially Owned
		Before the Offering	After the Offering
Directors and Executive Officers:
G. Steven Burrill(7)	2,156,947	9.8%
William J. Carney, Esq.(8)	55,000	*
Abel De La Rosa, Ph.D.(9)	82,500	*
Ansbert S. Gädicke, M.D.(10)	5,349,099	24.4
Alexandra Goll, Ph.D.(11)	2,369,981	10.8
Elliot F. Hahn, Ph.D.(12)	60,000	*
Michael K. Inouye(13)	10,000	*
Kurt Leutzinger, C.P.A., M.B.A.(14)	212,500	1.0
Mark W. Meester, C.P.A.(15)	45,000	*
Michael J. Otto, Ph.D.(16)	130,000	*
P. Schaefer Price, M.B.A.(17)	367,658	1.7
Robert F. Williamson III(18)	25,000	*
All directors and executive officers as a group (15 persons)(19)	10,863,685	48.7

*	Less than 1% of the outstanding common stock.
(1)	Assumes no shares are purchased in this offering by the listed entities and persons.
(2)	Represents 3,904,869 shares of common stock, 367,999 shares of Series B preferred stock and 1,076,231 shares of Series D preferred stock collectively owned by BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1999 LLC, MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., and MPM Asset Management Investors 2004 BVIII LLC. Ansbert Gädicke, Luke Evnin and Michael Steinmetz are managing members of MPM BioVentures I LLC and MPM Asset Management Investors 1999 LLC and share investment and voting power over 533,602 preferred shares and 2,658,635 common shares held by affiliates of such entities. Ansbert Gädicke, Luke Evnin, Dennis Henner, Kurt Wheeler, Nicholas Galakatos, Nicholas Simon and Michael Steinmetz are managing members of MPM BioVentures III GP, L.P. and MPM Asset Management Investors 2004 BVIII, L.P. and share investment and voting power over 910,628 preferred shares and 1,246,235 common shares held by affiliates of such entities. Does not include 382,365 shares issuable upon exercise of Series D-1 warrants held by BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1999 LLC, MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P. and MPM Asset Management Investors 2004 BVIII LLC. The address of MPM Capital Funds is 111 Huntington Ave., 31st Floor, Boston, MA 02199.
(3)	Represents 1,564,556 shares of common stock and 369,179 shares of Series A preferred stock owned directly by Dr. Raymond F. Schinazi, 215,444 shares of common stock held by family members of Dr. Schinazi, 1,000,000 shares of common stock owned by the Raymond F. Schinazi 2005 Qualified Annuity Trust, and 1,000,000 shares of common stock owned by RFS Partners, L.P., a Georgia limited partnership. Dr. Schinazi is the trustee of the Raymond F. Schinazi 2005 Qualified Annuity Trust and exercises investment and voting power over the shares held by this trust. The general partner of RFS Partners, L.P. is RFS & Associates, LLC, of which Dr. Schinazi is a manager, and Dr. Schinazi exercises investment and voting power over the shares held by this limited partnership. Dr. Schinazi’s address is 2881 Peachtree Road, N.E., Unit 2204, Atlanta, GA 30305.
(4)	Represents 1,730,086 shares of common stock, 375,181 shares of Series C preferred stock, 264,714 shares of Series D preferred stock collectively owned by TVM V Life Science Ventures GmbH & Co. KG and TVM IV GmbH & Co. KG. Does not include 225,517 shares of convertible preferred stock issuable upon exercise of Series D-1 warrants. The investment committees, composed of certain Managing Limited Partners of TVM Capital, have voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committees are made by a majority vote of their members and, as a result, no single member of the investment committees has voting or dispositive authority over the shares. The members of the investment committees are Friedrich Bornikoel, Gert Caspritz, John Chapman, Christian Claussen, John J. DiBello, Alexandra Goll, Bernd Seibel, Hans G. Schreck, Helmut Schühsler, Hubert Birner, Mark Cipriano, Stefan Fischer, Stephen Hoffman and David Poltack. The address of TVM Capital is 101 Arch Street, Suite 1950, Boston, MA 02110.
(5)	Represents 1,574,572 shares of Common Stock and 582,375 shares of Series D preferred stock, collectively owned by Burrill Life Sciences Capital Fund, L.P., and Burrill Indiana Life Sciences Capital Fund, L.P. Does not include 323,542 shares of convertible preferred stock issuable upon exercise of Series D-1 warrants. G. Steven Burrill is CEO of Burrill & Company, and John Kim, Roger Wyse, Ann Hanham, and Giovanni Ferrara are Managing Directors of Burrill & Company and share investment and voting power over these shares. The address of Burrill & Company is One Embarcadero Center, Suite 2700, San Francisco, CA 94111.

(6)	Represents 1,145,133 shares of Common Stock, 423,543 shares of Series D preferred stock, collectively owned by MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership and MLII Co-Investment Fund NC Limited Partnership. MDS LSTF II (QGP) Inc., MDS LSTF II (NCGP) Inc., MDS Capital Management Corp. and MLII (NCGP) Inc. are the General Partners of these entities. Maurice Forget, Murray Ducharme, Jean Page, Bernard Coupal, Peter van der Velden and Stephen Cummings are the directors of the General Partner entities and share investment and voting power over these shares. Does not include 235,301 shares of convertible preferred stock issuable upon exercise of Series D-1 warrants. The address of MDS Capital is 100 International Blvd., Toronto, Ontario M92 6J6.
(7)	Consists of 2,156,947 shares owned by funds affiliated with Burrill & Company. See footnote (5) above. Mr. G. Steven Burrill, the Chairman of our Board of Directors, is the CEO of Burrill & Company, and in such capacity, Mr. Burrill may be deemed to have beneficial ownership of 2,156,947 shares held by funds affiliated with Burrill & Company. Mr. Burrill disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(8)	Includes 27,500 shares that are subject to immediately exercisable stock options and an additional 2,500 shares that may be acquired upon the exercise of options within 60 days of December 31, 2005.
(9)	Consists of 81,250 shares that are subject to immediately exercisable stock options and an additional 1,250 shares that may be acquired upon the exercise of options within 60 days of December 31, 2005.
(10)	Consists of 5,349,099 shares owned by MPM Capital affiliated funds. See footnote (2) above. Dr. Ansbert Gädicke, one of our directors, is chairman of the board and president of Medical Portfolio Management, LLC, the general partner of MPM Capital, and in such capacity, Dr. Gädicke may be deemed to have beneficial ownership of 5,349,099 shares held by MPM Capital affiliated funds. Dr. Gädicke disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(11)	Consists of 2,369,981 shares owned by TVM Capital affiliated funds. See footnote (4) above. Dr. Alexandra Goll, one of our Directors, is a partner of TVM Capital, and in such capacity, Dr. Goll may be deemed to have beneficial ownership of 2,369,981 shares held by TVM Capital affiliated funds. Dr. Goll disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.
(12)	Includes 38,333 shares that are subject to immediately exercisable stock options and an additional 1,667 shares that may be acquired upon the exercise of options within 60 days of December 31, 2005.
(13)	Consists of 10,000 shares that are subject to immediately exercisable stock options.
(14)	Includes 62,500 shares that may be acquired upon the exercise of stock options within 60 days of December 31, 2005.
(15)	Includes 45,000 shares that may be acquired upon the exercise of stock options within 60 days of December 31, 2005.
(16)	Consists 121,250 shares that are subject to immediately exercisable stock options and an additional 8,750 shares that may be acquired upon the exercise of options within 60 days of December 31, 2005.
(17)	Includes 61,276 shares that may be acquired upon the exercise of options within 60 days of December 31, 2005.
(18)	Includes 12,500 shares that are subject to immediately exercisable stock options and an additional 2,500 shares that may be acquired upon the exercise of options within 60 days of December 31, 2005.
(19)	Includes 290,833 shares that are subject to immediately exercisable stock options and an additional 77,943 shares that may be acquired upon the exercise of options within 60 days of December 31, 2005.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws is a summary and is qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon the closing of this offering. These documents will be filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Authorized Capitalization

Our amended and restated certificate of incorporation authorizes the issuance of up to                  shares of common stock, par value $.001 per share, and              shares of undesignated preferred stock, par value $.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors.

•	As of December 31, 2005, 15,638,914 shares of common stock, 6,280,012 shares of preferred stock convertible into 6,288,588 shares of common stock upon the completion of this offering were issued and outstanding. Additionally, we have issued warrants that are exercisable for 1,254,960 shares of Series D-1 preferred stock and 470,588 shares of Series R-1 preferred stock.

•	As of December 31, 2005, we had 60 common stockholders of record and 36 preferred stockholders of record.

•	Immediately after the closing of this offering, we will have approximately shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options to acquire additional shares of common stock.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends.

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any accumulated and unpaid dividends and any liquidation preference on any outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized to issue up to an aggregate of shares of preferred stock in one or more series. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without any further action by our stockholders. Our board of directors may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuing preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could put downward pressure on the market price of the common stock and could delay, deter or prevent a change in control.

Warrants

As of December 31, 2005, we had outstanding Series D-1 warrants to purchase 1,254,960 shares of Series D-1 preferred stock at an exercise price of $0.10 per share, and outstanding Series R-1 warrants to purchase 470,588 shares of Series R-1 preferred stock at an exercise price of $12.75 per share.

Series D-1 warrants become exercisable August 4, 2006 and expire August 4, 2009. Series D-1 warrants are subject to earlier termination on or before August 4, 2006 pursuant to the completion of either an underwritten public offering of our common stock generating aggregate proceeds of at least $30,000,000 and where the price per share of the common stock offered is above a specified price or a merger or acquisition resulting in a change of control of us for which the total consideration is at least $252,500,000 (including cash consideration of at least $56,000,000).

Series R-1 warrants became exercisable October 26, 2004 and expire October 26, 2006. Series R-1 warrants are subject to earlier termination on or before the expiration date pursuant to either an underwritten public offering of our common stock or a merger or acquisition resulting in a change of control of us.

Upon the completion of this offering, the right of the holders of the Series D-1 warrants and the Series R-1 warrants to receive Series D-1 preferred stock or Series R-1 preferred stock, respectively, upon exercise of their warrants, will convert into the right to receive shares of our common stock.

Stock Options

As soon as practicable following the offering, we intend to file a registration statement under the Securities Act to register 3,131,890 shares of common stock reserved for issuance under our 1998 Stock Plan, as well as pre-IPO shares qualified under Rule 701 that may be issued under the 1998 Stock Plan. That registration statement will become automatically effective immediately upon filing with the SEC. Any shares issued upon the exercise of stock options or following purchase under the 1998 Stock Option Plan will be eligible for immediate public sale, subject to Rule 144 provisions applicable to affiliates and to the lock-up agreements described under “Shares Eligible for Future Sale.”

As of December 31, 2005, options to purchase 3,093,562 shares of common stock were issued and outstanding at a weighted average exercise price of $2.28 per share.

Registration Rights

We and the holders of our preferred stock, warrants and certain holders of our common stock entered into a Second Amended and Restated Stockholders’ Agreement. This agreement provides these holders with demand and piggyback registration rights with respect to the shares of common stock and shares of common stock to be issued upon conversion of their preferred stock, as described in more detail below.

Additionally, pursuant to a stock purchase agreement and letter of intent dated as of December 11, 1999, the Company granted piggyback registration rights to Samchully Pharmaceutical Co., Ltd. with respect to the shares purchased by it. These piggyback registration rights will terminate upon the earlier of the third anniversary of the effective date of this offering or the time at which all such shares may be sold by the holder thereof without registration under the Securities Act pursuant to Rule 144. Samchully is expected to waive its rights to include its shares in this offering prior to this offering.

Demand Registration

Pursuant to the terms of the Stockholders’ Agreement, holders of 51% of the shares having registration rights can demand that we file a registration statement with the SEC, so long as the demand covers at least a majority of all shares held by persons with such registration rights. We are not required to effect more than two demand registrations. We have currently not effected, or received a request for, any demand registrations. No demands for registration may be made until the earlier of August 4, 2007 or six months following the effective date of the registration statement of which this prospectus is a part.

Piggyback Registration

If we file a registration statement for a public offering of any of our securities, other than a registration statement relating solely to our employee benefit plans or to a Rule 145 transaction, holders with piggyback registration rights will have the right to include their shares in the registration statement. The underwriters have the right to limit the number of shares having registration rights that may be included in the registration statement, but not below 25% of the total number of shares included in the registration statement. Holders with these piggyback registration rights are expected to waive their rights to include their shares in this offering prior to this offering.

Form S-3 Registration

At any time after we become eligible to file a registration statement on Form S-3, holders with registration rights may require us to file a Form S-3 registration statement, provided that aggregate offering proceeds are at least $3.0 million. We are not obligated to file more than two Form S-3 registration statements in any calendar year.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration, timing restrictions and volume limitations. We will pay for all registration expenses, including the fees of one counsel for the selling stockholders, relating to any demand, piggyback or Form S-3 registrations, other than the underwriting discount and selling commissions applicable and stock transfer taxes applicable to the shares of common stock held by the holders with registration rights. We have also agreed to indemnify the selling stockholders for certain liabilities, including liabilities under the Securities Act. The registration rights will terminate upon the six year anniversary of the completion of this offering.

Effect of Certain Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the Delaware Anti-Takeover Statute

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Some provisions of our amended and restated certificate of incorporation, amended and restated bylaws, which will become effective upon the closing of this offering, and Section 203 of the General Corporation Law of the State of Delaware may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Pharmasset to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control. In particular, our certificate of incorporation and/or bylaws will provide for the following:

•	Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•	Stockholder Meetings. A special meeting of our stockholders may be called only by the chairman of our board of directors or by our chief executive officer, or by a resolution adopted by a majority of our board of directors.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. Generally, such advance notice provisions require that a stockholder must give written notice to us not less than 100 calendar days before the first anniversary date of the previous year’s annual meeting or such other time period as may be required or permitted by applicable law. Our bylaws provide that the notice must set forth specific information regarding the stockholder and each director nominated by the stockholder and other business proposed by the stockholder.

•	No Stockholder Action by Written Consent. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

•	Staggered Board of Directors. Immediately prior to this offering, our board of directors will be divided into three classes of the same or nearly the same number of directors and each of our directors will be assigned to one of the three classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2007 for the Class 1 directors, 2008 for the Class 2 directors and 2009 for the Class 3 directors. Any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office and may not be filled by our stockholders. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to remove our incumbent directors.

•	Amendment of Bylaws. Any amendment of our amended and restated bylaws by our stockholders requires approval by holders of at least 60% of the voting power of all of our then outstanding common stock, voting together as a single class.

•	Amendment of Amended and Restated Certificate of Incorporation. Amendments to certain provisions of our amended and restated certificate of incorporation require approval by holders of a majority of our then outstanding common stock, voting together as a single class.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the time such stockholder became an interested stockholder unless certain conditions are satisfied. The prohibitions set forth in Section 203 of the General Corporation Law of the State of Delaware do not apply if, among other things:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as:

•	any person that owns 15% or more of the voting power of outstanding stock of the corporation;

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

•	the affiliates or associates of either of the preceding two categories.

Limitation of Liability

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

The Nasdaq National Market

We will apply to list our common stock on the Nasdaq National Market under the symbol “VRUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the completion of this offering,              shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of December 31, 2005 and assumes the conversion of all shares of preferred stock into common stock and no exercise of outstanding stock options. The              shares sold in this offering will be freely tradeable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers.

The remaining              shares of common stock held by existing stockholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 701 under the Securities Act or another exemption or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, including any of our affiliates, who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner, except if the prior owner was an affiliate) will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of: (a) one percent of the number of shares of common stock then outstanding (which will equal approximately              shares immediately after this offering); or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted securities pursuant to Rule 144 are also subject to requirements relating to manner of sale notice and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell its shares without complying with the volume limitation or the manner of sale, notice or current public information provisions of Rule 144. Therefore, unless otherwise restricted, 144(k) shares could be sold immediately after the completion of this offering.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period.

We have reserved an aggregate of 3,675,522 shares of common stock for issuance pursuant to our 1998 Stock Plan, of which options to purchase approximately 3,093,562 shares were outstanding as of December 31, 2005.

As soon as practicable following the offering, we intend to file a registration statement under the Securities Act to register shares of common stock reserved for issuance under the 1998 Stock Plan as well as pre-IPO shares qualified under Rule 701 that may be issued under the 1998 Stock Plan. That registration statement will automatically become effective immediately upon filing. Any shares issued upon the exercise of stock options or following purchase under the 1998 Stock Plan will be eligible for immediate public sale, subject to Rule 144 provisions applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

Our executive officers, directors, and most of our existing stockholders and most of our existing optionholders have entered into lock-up agreements with the underwriters providing, subject to exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and UBS Securities LLC for a period of 180 days from the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 180-day period. During this 180-day period, subject to exceptions, including the filing by us of any registration statement on Form S-8 in respect of our 1998 Stock Plan, as described above, we have also agreed not to file any registration for, and each of our directors, executive officers, existing stockholders and optionholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Banc of America Securities LLC and UBS Securities LLC. In addition, we have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1998 Stock Plan.

Registration Rights

Upon completion of this offering, the holders of 20,468,160 shares of our common stock on an as-converted or their transferees as well as the holders of our outstanding warrants have rights to require or participate in the registration of those shares and any shares issuable upon exercise of warrants under the Securities Act. For a detailed description of these registration rights see “Description of Capital Stock—Registration Rights.” Registration of their shares under the Securities Act would result in these shares becoming freely tradable under the Securities Act immediately upon effectiveness of the registration statement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is not a U.S. person or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (or other business entity treated as a corporation or partnership) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation or pursuant to the exercise of compensatory options). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to hereafter as the “Code,” applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of the common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and UBS Securities LLC are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
UBS Securities LLC
JMP Securities LLC

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares. We have granted the underwriters an over-allotment option to purchase up to              additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time, and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $            .

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Listing. We expect our common stock to be approved for quotation on the Nasdaq National Market under the symbol “VRUS.”

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-Up Agreements. We, our directors and executive officers, and most of our existing stockholders and most of our existing optionholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and we and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and UBS Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our directors, executive officers and these stockholders and optionholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and UBS Securities LLC.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Selling Restrictions. Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the shares or has in its possession or distributes the prospectus or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Each underwriter acknowledges and agrees that:

(i)    it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the company;

(ii)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(iii)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares or prospectus be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of

CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares or the prospectus in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third-party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the above provisions of the Prospectus Directive shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect to those liabilities.

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and stockholders for which services they have received, and may in the future receive, customary fees. Additionally, Banc of America Securities LLC has in the past provided financial advisory and investment banking services to our stockholders and us, for which they received customary fees.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements as of December 31, 2004 and September 30, 2005, and for each of the years ended December 31, 2003 and 2004 and for the nine-month period ended September 30, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph related to the restatement of the 2003 consolidated financial statements), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated balance sheets as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ (deficiency) equity and cash flows for the years then ended were previously audited by Ernst & Young LLP, an independent registered public accounting firm. On March 10, 2005, Ernst & Young LLP resigned as the independent registered public accounting firm of the company. On April 8, 2005, the audit committee of the board of directors engaged Deloitte & Touche LLP to serve as our independent registered public accounting firm. We engaged Deloitte & Touche LLP to audit our consolidated financial statements as of December 31, 2004 and September 30, 2005 and for the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005. The reports of Ernst & Young LLP on the Company’s financial statements for the years ended December 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with Ernst & Young LLP’s audits of our financial statements for the years ended December 31, 2002 and 2003, there were no reportable events and no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their reports. We have requested Ernst & Young LLP to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter confirming its agreement with the above statements, other than the third and fourth sentences of this paragraph, as to which it had no basis to agree or disagree, dated May 5, 2006, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s web site, www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements as of December 31, 2004, September 30, 2005 and December 31, 2005 (Unaudited), and for the Years Ended December 31, 2003 and 2004, for the Nine Months Ended September 30, 2005, and for the Three Months Ended December 31, 2004 (Unaudited) and 2005 (Unaudited):

Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-5
Consolidated Statements of Redeemable Stock	F-6
Consolidated Statements of Stockholders’ (Deficit) Equity	F-7
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Pharmasset, Inc. and subsidiary:

We have audited the accompanying consolidated balance sheets of Pharmasset, Inc. and subsidiary (the “Company”), as of December 31, 2004 and September 30, 2005, and the related consolidated statements of operations, redeemable stock, stockholders’ (deficit) equity, and cash flows for each of the two years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and September 30, 2005, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16, the accompanying 2003 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 5, 2006

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004, SEPTEMBER 30, 2005 AND DECEMBER 31, 2005 (UNAUDITED)

	December 31, 2004	September 30, 2005	December 31, 2005 (Unaudited)	Pro Forma December 31, 2005 (Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$307,283	$33,441,500	$28,469,380	$28,469,380
Short-term investments	54,932,199	12,007,393	11,750,555	11,750,555
Amounts due under collaborative agreements	340,218	98,868	1,260,316	1,260,316
Prepaid expenses and other assets	278,368	121,168	181,415	181,415
Deferred offering costs	—	261,863	438,238	438,238

Total current assets	55,858,068	45,930,792	42,099,904	42,099,904

EQUIPMENT AND LEASEHOLD IMPROVEMENTS:
Laboratory and office furniture and equipment	1,219,218	729,101	904,134	904,134
Leasehold improvements	1,226,343	—	5,991	5,991
Construction in process	—	549,878	1,044,607	1,044,607

	2,445,561	1,278,979	1,954,732	1,954,732

Less accumulated depreciation and amortization	(1,335,147)	(211,291)	(260,986)	(260,986)

Total equipment and leasehold improvements	1,110,414	1,067,688	1,693,746	1,693,746

OTHER ASSETS	33,000	131,300	131,300	131,300

DEFERRED LICENSE COSTS, Net	415,378	311,532	276,917	276,917

TOTAL	$57,416,860	$47,441,312	$44,201,867	$44,201,867

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2004, SEPTEMBER 30, 2005 AND DECEMBER 31, 2005 (UNAUDITED)

	December 31, 2004	September 30, 2005	December 31, 2005 (Unaudited)	Pro Forma December 31, 2005 (Unaudited)
LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$269,503	$349,749	$221,614	$221,614
Accrued expenses	1,236,691	3,870,364	4,002,503	4,002,503
Deferred rent	79,591	—	—	—
Deferred revenue	2,585,158	2,888,729	2,942,301	2,942,301

Total current liabilities	4,170,943	7,108,842	7,166,418	7,166,418

DEFERRED REVENUE	9,551,284	9,155,548	8,692,287	8,692,287

Total liabilities	13,722,227	16,264,390	15,858,705	15,858,705

COMMITMENTS AND CONTINGENCIES

REDEEMABLE STOCK:
Series B redeemable convertible preferred stock; $0.001 par value per share; 2,300,000 shares authorized, issued and outstanding at December 31, 2004; 2,300,000 shares authorized, 367,999 shares issued and outstanding, September 30, 2005; liquidation value of $625,598 at December 31, 2005	3,902,368	624,577	624,644	—
Series C redeemable convertible preferred stock; $0.001 par value per share; 1,357,798 shares authorized, issued, outstanding and convertible into 1,389,558 common shares at December 31, 2004; 1,357,798 shares authorized, 366,606 shares issued, outstanding and convertible into 375,181 common shares at September 30, 2005; liquidation value of $1,997,997 at December 31, 2005	7,390,634	1,995,888	1,996,026	—
Series D redeemable convertible preferred stock; $0.001 par value per share; 7,843,380 shares authorized, issued and outstanding at December 31, 2004; 7,843,380 shares authorized, 2,505,686 shares issued and outstanding at September 30, 2005; liquidation value of $12,778,999 at December 31, 2005	34,161,945	11,204,124	11,302,214	—
Series R redeemable convertible preferred stock; $0.001 par value per share; 400,000 shares authorized, issued and outstanding at December 31, 2004 and September 30, 2005; liquidation value of $4,000,000 at December 31, 2005	3,674,784	3,726,838	3,744,289	—
Series R-1 warrants to purchase 470,588 shares of Series R-1 redeemable convertible preferred stock for $12.75 per share; exercisable starting October 26, 2004	264,000	264,000	264,000	264,000
Redeemable common stock; $0.001 par value per share; 319,960 shares authorized, issued and outstanding at December 31, 2004 and September 30, 2005	947,082	979,078	1,263,842	—

Total redeemable stock	50,340,813	18,794,505	19,195,015	264,000

STOCKHOLDERS’ (DEFICIT) EQUITY:
Series A convertible preferred stock; $0.001 par value per share; 3,200,000 shares authorized, 3,084,545 shares issued and outstanding at December 31, 2004; 3,200,000 shares authorized, 2,584,545 shares issued and outstanding at September 30, 2005; liquidation value of $3,685,176 at December 31, 2005	3,085	2,585	2,640	—
Series D-1 warrants to purchase 1,254,960 shares of D-1 convertible preferred stock for $0.10 per share; exercisable starting August 4, 2006	5,411,932	5,411,932	5,411,932	5,411,932
Common stock; $0.001 par value per share; 30,000,000 shares authorized, 5,992,250 shares issued and outstanding at December 31, 2004; 30,000,000 shares authorized, 15,237,678 shares issued and outstanding at September 30, 2005	5,992	15,237	15,318	21,927
Additional paid-in capital	8,299,080	42,224,930	42,739,987	61,667,033
Deferred compensation—Series A convertible preferred shares issuable	300,719	300,719	—	—
Accumulated other comprehensive income	316	58,770	102,037	102,037
Accumulated deficit	(20,667,304)	(35,631,756)	(39,123,767)	(39,123,767)

Total stockholders’ (deficit) equity	(6,646,180)	12,382,417	9,148,147	28,079,162

TOTAL	$57,416,860	$47,441,312	$44,201,867	$44,201,867

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005

AND THREE MONTHS ENDED DECEMBER 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)

	Year Ended December 31,		Nine Months Ended September 30,	Three Months Ended December 31,
	2003 (Restated—See Note 16)	2004	2005	2004 (Unaudited)	2005 (Unaudited)
REVENUES:
Contract revenues	$509,049	$2,207,788	$3,719,104	$597,427	$832,751
Government grant revenues	538,311	545,395	—	—	—

Total revenues	1,047,360	2,753,183	3,719,104	597,427	832,751

COSTS AND EXPENSES:
Research and development	4,808,774	5,316,587	10,468,026	2,001,891	2,243,890
General and administrative	1,760,889	2,898,177	8,095,897	475,793	1,960,352

Total costs and expenses	6,569,663	8,214,764	18,563,923	2,477,684	4,204,242

OPERATING LOSS	(5,522,303)	(5,461,581)	(14,844,819)	(1,880,257)	(3,371,491)
INVESTMENT INCOME	181,654	494,804	1,136,035	239,217	279,990

LOSS BEFORE INCOME TAXES	(5,340,649)	(4,966,777)	(13,708,784)	(1,641,040)	(3,091,501)
PROVISION FOR INCOME TAXES	336,652	17,343	—	17,342	—

NET LOSS	(5,677,301)	(4,984,120)	(13,708,784)	(1,658,382)	(3,091,501)
PREFERRED STOCK ACCRETION	37,084	532,614	1,223,672	311,819	115,746

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(5,714,385)	$(5,516,734)	$(14,932,456)	$(1,970,201)	$(3,207,247)

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS PER SHARE:
BASIC AND DILUTED	$(0.93)	$(0.89)	$(1.50)	$(0.32)	$(0.21)

WEIGHTED-AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	6,161,210	6,166,495	9,945,695	6,179,601	15,562,259

PRO FORMA NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS PER SHARE:
BASIC AND DILUTED (UNAUDITED)	$(0.44)	$(0.34)	$(0.69)	$(0.09)	$(0.15)

PRO FORMA WEIGHTED-AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED (UNAUDITED)	12,935,313	16,147,532	21,488,160	21,088,389	21,850,847

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE STOCK

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005

AND THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED)

	Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series R Redeemable Convertible Preferred Stock		Series R-1 Warrants		Redeemable Common Stock		Total Redeemable Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Number	Amount	Shares	Amount
BALANCE—January 1, 2003—Restated	2,300,000	$3,875,309	1,357,798	$7,357,431	—	—	—	—	—	—	319,960	$1,437,573	$12,670,313
Accretion of redeemable preferred stock to redemption value	—	16,652	—	20,432	—	—	—	—	—	—	—	—	37,084
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	2,247	2,247

BALANCE—December 31, 2003—Restated	2,300,000	3,891,961	1,357,798	7,377,863	—	—	—	—	—	—	319,960	1,439,820	12,709,644
Sale of Series D redeemable preferred stock, net of issue costs of $925,289	—	—	—	—	7,843,380	$33,664,017	—	—	—	—	—	—	33,664,017
Sale of Series R redeemable preferred stock, net of issue costs $72,724	—	—	—	—	—	—	400,000	$3,663,276	—	—	—	—	3,663,276
Sale of Series R-1 warrants	—	—	—	—	—	—	—	—	470,588	$264,000	—	—	264,000
Accretion of redeemable preferred stock to redemption value	—	10,407	—	12,771	—	497,928	—	11,508	—	—	—	—	532,614
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	(492,738)	(492,738)

BALANCE—December 31, 2004	2,300,000	3,902,368	1,357,798	7,390,634	7,843,380	34,161,945	400,000	3,674,784	470,588	264,000	319,960	947,082	50,340,813
Conversion of preferred stock to common stock	(1,932,001)	(3,284,402)	(991,192)	(5,401,996)	(5,337,694)	(24,115,578)	—	—	—	—	—	—	(32,801,976)
Accretion of redeemable preferred stock to redemption value	—	6,611	—	7,250	—	1,157,757	—	52,054	—	—	—	—	1,223,672
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	31,996	31,996

BALANCE—September 30, 2005	367,999	624,577	366,606	1,995,888	2,505,686	11,204,124	400,000	3,726,838	470,588	264,000	319,960	979,078	18,794,505
Accretion of redeemable preferred stock to redemption value	—	67	—	138	—	98,090	—	17,451	—	—	—	—	115,746
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	284,764	284,764

BALANCE—December 31, 2005 (unaudited)	367,999	$624,644	366,606	$1,996,026	2,505,686	$11,302,214	400,000	$3,744,289	470,588	$264,000	319,960	$1,263,842	$19,195,015

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005

AND THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED)

	Series A Convertible Preferred Stock		Series D-1 Warrants		Common Stock		Additional Paid-in Capital	Deferred Compensation Issuable as Series A	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Number	Amount	Shares	Amount
BALANCE—January 1, 2003—Restated	3,084,545	$3,085	—	—	5,841,250	$5,841	$7,603,374	—	$238,558	$(9,926,676)	$(2,075,818)
Stock compensation	—	—	—	—	—	—	455,066	—	—	—	455,066
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	—	—	—	—	(37,084)	(37,084)
Deferred compensation—Series A convertible preferred shares issuable	—	—	—	—	—	—	—	$199,785	—	—	199,785
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	(2,247)	(2,247)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	(99,021)	—	(99,021)
Net loss	—	—	—	—	—	—	—	—	—	(5,677,301)	(5,677,301)

BALANCE—December 31, 2003—Restated	3,084,545	3,085	—	—	5,841,250	5,841	8,058,440	199,785	139,537	(15,643,308)	(7,236,620)
Sale of Series D-1 warrants	—	—	1,254,960	$5,411,932	—	—	—	—	—	—	5,411,932
Exercise of stock options	—	—	—	—	151,000	151	253,349	—	—	—	253,500
Stock compensation	—	—	—	—	—	—	(12,709)	—	—	—	(12,709)
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	—	—	—	—	(532,614)	(532,614)
Deferred compensation—Series A convertible preferred shares issuable	—	—	—	—	—	—	—	100,934	—	—	100,934
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	492,738	492,738
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	(139,221)	—	(139,221)
Net loss	—	—	—	—	—	—	—	—	—	(4,984,120)	(4,984,120)

BALANCE—December 31, 2004	3,084,545	$3,085	1,254,960	$5,411,932	5,992,250	$5,992	$8,299,080	$300,719	$316	$(20,667,304)	$(6,646,180)

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005

AND THREE MONTHS ENDED DECEMBER 31, 2005 (UNAUDITED)

	Series A Convertible Preferred Stock		Series D-1 Warrants		Common Stock		Additional Paid-in Capital	Deferred Compensation Issuable as Series A	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
(Continued)	Shares	Amount	Number	Amount	Shares	Amount
BALANCE—December 31, 2004	3,084,545	$3,085	1,254,960	$5,411,932	5,992,250	$5,992	$8,299,080	$300,719	$316	$(20,667,304)	$(6,646,180)
Exercise of stock options	—	—	—	—	311,356	311	691,151	—	—	—	691,462
Conversion of preferred stock to common stock	(500,000)	(500)	—	—	8,784,072	8,784	32,793,692	—	—	—	32,801,976
Sale of common stock	—	—	—	—	150,000	150	299,850	—	—	—	300,000
Stock compensation	—	—	—	—	—	—	141,157	—	—	—	141,157
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	—	—	—	—	(1,223,672)	(1,223,672)
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	(31,996)	(31,996)
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	58,454	—	58,454
Net loss	—	—	—	—	—	—	—	—	—	(13,708,784)	(13,708,784)

BALANCE—September 30, 2005	2,584,545	2,585	1,254,960	5,411,932	15,237,678	15,237	42,224,930	300,719	58,770	(35,631,756)	12,382,417
Exercise of stock options	—	—	—	—	81,276	81	142,470	—	—	—	142,551
Stock compensation	—	—	—	—	—	—	71,923	—	—	—	71,923
Issuance of Series A convertible preferred stock	55,177	55	—	—	—	—	300,664	(300,719)	—	—	—
Accretion of redeemable preferred stock to redemption value	—	—	—	—	—	—	—	—	—	(115,746)	(115,746)
Accretion of redeemable common stock to redemption value	—	—	—	—	—	—	—	—	—	(284,764)	(284,764)
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	43,267	—	43,267
Net loss	—	—	—	—	—	—	—	—	—	(3,091,501)	(3,091,501)

BALANCE—December 31, 2005 (unaudited)	2,639,722	$2,640	1,254,960	$5,411,932	15,318,954	$15,318	$42,739,987	$ —	$102,037	$(39,123,767)	$9,148,147

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004,

NINE MONTHS ENDED SEPTEMBER 30, 2005

AND THREE MONTHS ENDED DECEMBER 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)

	Year Ended December 31,		Nine Months Ended September 30,	Three Months Ended December 31,
	2003 Restated— See Note 16	2004	2005	2004 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,677,301)	$(4,984,120)	$(13,708,784)	$(1,658,382)	$(3,091,501)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	276,228	264,318	181,553	65,058	49,695
Amortization	46,160	138,462	103,846	34,615	34,615
Non-cash stock compensation	455,066	(12,709)	141,157	(77,957)	71,923
Deferred compensation—Series A convertible preferred shares issuable	199,785	100,934	—	—	—
Impairment of abandoned equipment and leasehold improvements	—	—	714,634	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	177,896	122,568	(213,807)	437,633	(1,221,590)
Deferred license costs	(553,840)	—	—	—	—
Accounts payable	220,919	(456,993)	43,247	(319,454)	(91,135)
Accrued expenses	(115,331)	889,906	2,633,673	605,708	(195,114)
Deferred offering costs	—	—	(261,863)	—	(176,375)
Deferred rent	3,026	(3,688)	(79,591)	(914)	—
Deferred revenue	5,769,230	6,367,212	(92,165)	7,448,943	(409,690)
Accrued taxes	(75,101)	—	—	—	—

Net cash provided by (used in) operating activities	726,737	2,425,890	(10,538,100)	6,535,250	(5,029,172)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investments	(17,544,487)	(112,426,301)	(68,751,153)	(47,526,102)	—
Proceeds from sale of investments	16,050,449	65,323,991	112,248,471	36,675,000	300,000
Purchase of property, plant and equipment	(46,698)	(95,602)	(816,462)	(56,845)	(385,500)

Net cash (used in) provided by investing activities	(1,540,736)	(47,197,912)	42,680,856	(10,907,947)	(85,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of Series D redeemable convertible preferred shares and Series D-1 warrants	—	39,075,949	—	(89,925)	—
Proceeds from sale of Series R redeemable convertible preferred shares and Series R-1 warrants	—	3,927,276	—	3,927,271	—
Proceeds from sale of common stock	—	—	300,000	—	—
Proceeds from exercise of stock options	—	253,500	691,461	253,500	142,552

Net cash provided by financing activities	—	43,256,725	991,461	4,090,846	142,552

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(813,999)	(1,515,297)	33,134,217	(281,851)	(4,972,120)

CASH AND CASH EQUIVALENTS—Beginning of period	2,636,579	1,822,580	307,283	589,134	33,441,500

CASH AND CASH EQUIVALENTS—End of period	$1,822,580	$307,283	$33,441,500	$307,283	$28,469,380

SUPPLEMENTAL DISCLOSURES:
Income taxes paid	$217,511	$12,500	$6,484	—	—
Income taxes refunded	—	$26,646	$110,233	$26,646	—

NONCASH TRANSACTIONS:
Conversion of preferred stock to common stock	—	—	$32,801,976	—	—
Deferred compensation—Series A convertible preferred shares issuable	$199,785	$100,934	—	—	$(300,719)
Accretion of redeemable preferred stock to redemption value	$37,084	$532,614	$1,223,672	$49,746	$115,746
Accretion of redeemable common stock to redemption value	$2,247	$(492,738)	$31,996	$(799,900)	$284,764
Fixed assets purchased on account	—	$35,532	$37,000	$35,532	$327,253

See notes to consolidated financial statements.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004, SEPTEMBER 30, 2005 AND DECEMBER 31, 2005

AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004,

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005,

AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 (UNAUDITED)

AND 2005 (UNAUDITED)

1. BACKGROUND

The Company was incorporated as Pharmasset, Ltd. on May 29, 1998 under the laws of Barbados. The Company redomiciled under the laws of Delaware on June 8, 2004, as Pharmasset, Inc., and Pharmasset, Ltd. was dissolved on June 21, 2004. Pharmasset, Inc., then-existing as a Georgia corporation that was incorporated on June 5, 1998 and was the Company’s only subsidiary, was merged with and into the Delaware corporation, on July 23, 2004.

The Company is a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. The Company’s primary focus is on the development of oral therapeutics for the treatment of human immunodeficiency virus (HIV), hepatitis B virus (HBV), and hepatitis C virus (HCV). The Company currently has three product candidates: clevudine, in preparation for Phase 3 clinical trials for the treatment of HBV; Racivir, in a Phase 2 clinical trial for the treatment of HIV; and R-4048, a pro-drug of PSI-6130, for the treatment of HCV expected to enter an initial clinical trial in the first calendar quarter of 2007. The Company is also applying its expertise in nucleoside chemistry to the discovery and development of additional antiviral therapeutics. Dexelvucitibine (formerly Reverset), or DFC, is an oral therapeutic that the Company licensed to Incyte Corporation (“Incyte”) for development as a therapy for treatment-experienced HIV patients. Incyte has announced its decision to discontinue its development of DFC. Incyte has notified the Company of its intention to terminate the Company’s license agreement and return its rights related to DFC to the Company. The Company intends to analyze the clinical data on DFC generated by Incyte and will decide whether to pursue further development of DFC after the Company has completed this analysis. The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, product development risks, protection of proprietary intellectual property, compliance with government regulations, dependence on key personnel, the need to obtain additional financing, uncertainty of market acceptance of products, and product liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Presentation—The Series A, B, C, D and R convertible preferred stock are subject to automatic conversion to common stock upon the completion of a qualifying underwritten initial public offering of the Company’s common stock. The redeemable common stock has been considered converted to common stock in the pro forma presentation as the redemption rights terminate upon the completion of the initial public offering. The unaudited pro forma net loss attributable to common stockholders per share for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005 reflect the assumed conversion of the Series A, B, C, D and R convertible preferred stock as of the beginning of each period presented. The unaudited pro forma balances of redeemable stock and stockholders’ (deficit) equity reflect the assumed conversion of the Series A, B, C, D and R convertible preferred stock and redeemable common stock into common stock as of December 31, 2005.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary through dissolution on June 21, 2004. All intercompany transactions and balances have been eliminated.

Fiscal Year-End—Effective January 1, 2005, the Company changed its fiscal year-end from December 31 to September 30.

Interim Consolidated Financial Statements—The interim consolidated financial statements include all normal and recurring adjustments necessary for a fair presentation of the Company’s financial position at

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, and the results of its operations and cash flows for the three months ended December 31, 2004 and 2005. The interim consolidated financial statements were prepared following the requirements of the Securities and Exchange Commission (SEC) and accounting principles generally accepted in the United States of America (U.S. GAAP) for interim reporting. Under those rules, certain footnotes and other financial information that are normally required by U.S. GAAP for annual financial statements can be condensed or omitted.

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash and highly liquid investments purchased within three months of the maturity date and consisted primarily of money market funds.

Investments—The Company invests available cash primarily in bank certificates of deposit and investment-grade commercial paper, corporate notes, government securities and auction rate preferred securities. All investments are classified as available-for-sale and are carried at fair market value with unrealized gains and losses recorded in accumulated other comprehensive income.

Deferred Offering Costs—The Company has deferred specific incremental costs directly attributable to the planned initial public offering. Such costs will be charged against the proceeds from the offering.

Equipment and Leasehold Improvements—Equipment and leasehold improvements are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives of the assets: computer equipment—three years; laboratory and office equipment—seven years; and leasehold improvements—over the lesser of the estimated life of the asset or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Capital expenditures, which improve and extend the life of the related assets, are capitalized.

Deferred License Costs—Deferred license costs represent direct and incremental royalties that were paid to Emory University upon the receipt of the upfront payment from Incyte in connection with DFC. The amortization of these costs has been presented in research and development on the consolidated statement of operations.

Impairment of Long-Lived Assets—The Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful lives of long-lived assets may require revision or that the carrying value of these assets may be impaired. To determine whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the respective assets are compared to the carrying value. To the extent that the undiscounted future cash flows are less than the carrying value, a new fair value of the asset is required to be determined. If such fair value is less than the current carrying value, the asset is written down to its estimated fair value. See Note 12 regarding the write-down of leasehold improvements at the Company’s former Georgia facility as a result of the relocation of the Company’s operations.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, amounts due under collaborative agreements, accounts payable, and accrued expenses approximate fair value because of their short-term nature. Investments at December 31, 2004 and September 30, 2005 are classified as available-for-sale securities and carried at fair market value.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of Credit Risk, Suppliers and Revenues—The Company’s financial instruments that potentially subject it to concentrations of credit risk are cash and cash equivalents, and investments. The Company invests cash that is not currently being used in operations in accordance with its investment policy. The policy allows for the purchase of low-risk, investment grade debt securities issued by the United States government and very highly-rated banks and corporations, subject to certain concentration limits. The policy allows for maturities that are not longer than two years for individual securities and an average of one year for the portfolio as a whole. The Company believes its established guidelines for investment of excess cash maintain safety and liquidity through its policy on diversification and investment maturity.

The Company relies on certain materials used in its development process, some of which are procured from a single source. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt the development process and thereby adversely affect the Company’s operating results.

During 2004 and 2005, the Company derived a majority of its revenue from one customer (see Note 7).

Revenue Recognition—The Company records revenue provided that there is persuasive evidence that an arrangement exists and service has been performed, the price is fixed or determinable and collectibility is reasonably assured. The Company earns revenue under collaborative research and development arrangements and government research grants.

The Company follows the guidance of Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, in accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue related to collaborative research and development arrangements includes nonrefundable license fees, milestones and research and development payments from the Company’s collaborative partners. Where the Company has continuing performance obligations under the terms of a collaborative arrangement, nonrefundable license fees are recognized as revenue over the specified development period as the Company completes its performance obligations. The determination of the performance period and expected level of effort involves management’s judgment.

Revenues from milestones related to an arrangement under which the Company has continuing performance obligations, if deemed substantive, are recognized as revenue upon achievement of the milestone. Milestones are considered substantive if all of the following conditions are met: the milestone payment is nonrefundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone. If any of these conditions is not met, the milestone payment is deferred and recognized as revenue as the Company completes its performance obligations.

Where the Company has no continuing involvement under a collaborative arrangement, the Company records nonrefundable license fee revenue when the Company has the contractual right to receive the payment, in accordance with the terms of the license agreement, and records milestones upon appropriate notification to the Company of achievement of the milestones by the collaborative partner.

Government research grants that provide for payments to the Company for work performed are recognized as revenue when the related expense is incurred and the Company has obtained governmental approval to use the grant funds for these expenses.

Deferred revenue at December 31, 2004 and September 30, 2005 consisted primarily of payments received in advance of revenue recognized under collaborative agreements. Since the payments received under the

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collaborative agreements are non-refundable, the termination of a collaborative agreement prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received from the collaborative partner but not previously recognized as revenue.

Research and Development Expenses—Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, costs of preclinical studies and clinical trials, drug and laboratory supplies, costs for facilities and equipment and the costs of intangibles that are purchased from others for use in research and development activities, such as in-licensed product candidates, that have no alternative future uses. Research and development expenses are included in operating expenses when incurred. Reimbursements received from the Company’s collaborators for third-party research and development expenses incurred by the Company on their behalf are recorded as a contra-expense. Amounts due from collaborators for reimbursement of research and development expenses are recorded on the balance sheets as amounts due under collaborative agreements.

Stock-Based Compensation—The Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued To Employees,” and related interpretations to account for its stock- based employee compensation plans, and has adopted the pro forma disclosure option for stock-based compensation issued to employees under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Stock options granted to consultants are periodically valued as they vest in accordance with SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” using a Black-Scholes option pricing model. Stock-based compensation expense is included in both research and development expenses and in general and administrative expenses in the consolidated statement of operations. Pro forma information regarding net loss is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No. 123. The assumptions used and weighted-average information for employee and consultant grants are as follows:

	December 31,		September 30,	December 31,
	2003	2004	2005	2005(1) (Unaudited)
Risk free interest rate	2.65%	3.59%	3.98%	4.42%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected lives (years)	4.06	4.90	5.00	—
Expected volatility	80.5%	72.8%	59.2%	55.84%
Weighted-average fair value of options granted	$ 2.66	$ 1.22	$ 2.11	—

(1)	No options were granted in the quarter ended December 31, 2005. This information is, however, used for measurement of non-employee grants.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents a summary of the pro forma effects to reported net loss as if the Company had elected to recognize stock-based compensation costs based on the fair value of the options granted as prescribed by SFAS No. 123.

	Year Ended December 31,		Nine Months Ended September 30,	Three Months Ended December 31,
	2003	2004	2005	2005 (Unaudited)
	(In thousands, except per share amounts)
Net loss attributable to common stockholders as reported	$(5,714)	$(5,517)	$(14,932)	$(3,207)
Add: stock based compensation expense included in reported net loss	455	(13)	141	72
Deduct: stock-based compensation expense determined under fair value method	(459)	(346)	(639)	(325)

Pro forma net loss	$(5,718)	$(5,876)	$(15,430)	$(3,460)

Net loss per share as reported:
Basic and diluted	$(0.93)	$(0.89)	$(1.50)	$(0.21)

Pro forma loss per share:
Basic and diluted	$(0.93)	$(0.95)	$(1.55)	$(0.22)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”). This Statement is a revision of SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which a company obtains employee services in share-based payment transactions. SFAS No. 123R requires companies to recognize stock compensation expense for awards of equity instruments to employees based on grant-date fair value of those awards (with limited exceptions). SFAS No. 123R will be effective for the Company in the first interim or annual reporting period beginning after the Company becomes a public company, but no later than October 1, 2006. Management is currently evaluating the impact of SFAS No. 123R on the Company’s financial statements.

Income Taxes—The Company accounts for income taxes under the asset and liability method. The Company provides deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company’s financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the deferred tax assets to the amount that is expected to be realized.

Net Loss per Share—Basic and diluted net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented. The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of the Series A, B, C, D and R convertible preferred stock into shares of common stock using the if-converted method as of January 1, 2003 or the date of issuance, if later.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,		Nine Months Ended September 30,	Three Months Ended December 31,
	2003	2004	2005	2004 (Unaudited)	2005 (Unaudited)
	(In thousands, except per share amounts)
Historical
Numerator:
Net loss attributable to common stockholders	$(5,714)	$(5,517)	$(14,932)	$(1,970)	$(3,207)
Denominator:
Weighted average common shares outstanding	6,161	6,166	9,946	6,180	15,562
Net loss attributable to common stockholders per share: basic and diluted	$(0.93)	$(0.89)	$(1.50)	$(0.32)	$(0.21)

Historical outstanding dilutive securities not included in diluted net loss per share attributable to common stockholders
Series A convertible preferred stock and Series B, C, D and R redeemable convertible preferred stock:
Preferred shares	6,742	14,986	6,225	14,986	6,280
Preferred stock warrants	—	1,726	1,726	1,726	1,726
Options to purchase common stock	1,215	2,536	3,175	2,536	3,094

Total	7,957	19,248	11,126	19,248	11,100

Pro Forma (Unaudited)
Numerator:
Net loss attributable to common stockholders	$(5,714)	$(5,517)	$(14,932)	$(1,970)	$(3,207)
Denominator:
Weighted average common shares outstanding	6,161	6,166	9,946	6,180	15,562
Pro forma adjustment to reflect weighted average effect of assumed conversion of Series A convertible preferred stock and Series B, C, D and R redeemable convertible preferred stock	6,774	9,981	11,542	14,908	6,289

Pro forma weighted-average shares outstanding: basic and diluted	12,935	16,147	21,488	21,088	21,851

Pro forma net loss attributable to common shareholders per share: basic and diluted	$(0.44)	$(0.34)	$(0.69)	$(0.09)	$(0.15)

Segment Reporting—Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in one segment, which focuses on developing nucleoside analog drugs for the treatment of viral infections.

Recently Issued Accounting Standards—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management adopted this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date. The adoption of SFAS No. 153 did not have a material impact on the Company’s financial statements.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company began applying this guidance as of January 1, 2006 as circumstances arise. The adoption of FSP FAS 115-1 did not have a material impact on the Company’s financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This Statement became effective on December 31, 2005. The adoption of FASB Interpretation No. 47 did not have a material impact on the Company’s financial statements.

3. RELATED PARTY TRANSACTIONS

Common Stock Issuances—On March 31, 2005, the Company sold 150,000 shares of common stock at $2.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, its Chief Financial Officer.

Agreements related to Dr. Raymond Schinazi, a founder and former director—Dr. Schinazi is one of the Company’s founders and served as a director of the Company from 1998 until June 2005 and as an executive director of the Company from 1998 until June 2004. As of December 31, 2005, he beneficially owned more than 5% of the Company’s capital stock. In February 2006, the Company entered into several agreements with Dr. Schinazi, which are described below.

Settlement Agreement—The Company settled a disagreement that arose between Dr. Schinazi and the Company related to several issues by entering into a settlement agreement and mutual general release dated as of February 14, 2006, which provides for a mutual general release of claims by him, the Company and certain of its existing stockholders. Pursuant to this settlement agreement, the Company also entered into a license agreement with RFS Pharma LLC for a molecule called dioxolane thymine, or DOT, and a mutual termination of lease agreement with C.S. Family, LLC, which is 50% owned by Dr. Schinazi, each described in more detail below. Dr. Schinazi is the founder and majority stockholder of RFS Pharma LLC and is a named inventor of DOT. Additionally, this settlement agreement provides for certain amendments to the Company’s stockholders’ agreement to, among other things, facilitate the transfer of 2.0 million shares of the Company’s common stock that Dr. Schinazi owns to two affiliated entities, one of which is a trust of which he is the trustee and one of which is a limited partnership, of which he is a manager of its general partner. The settlement agreement also requires the Company to reimburse Dr. Schinazi for up to $100,000 of legal fees incurred by him in connection with the negotiation of the transactions contemplated by this settlement agreement.

License Agreement with RFS Pharma LLC—As of February 10, 2006, the Company entered into a license agreement with RFS Pharma LLC to pursue the research, development and commercialization of an anti-viral nucleoside analog product candidate called DOT. Under this agreement, the Company paid to RFS Pharma LLC an upfront payment of $400,000 and the Company may also pay up to an aggregate of $3.9 million in future milestone payments, royalties on future sales, and expense reimbursements in specified circumstances. Additionally, this license agreement provides for specified amounts of DOT drug substance to be purchased by the Company from RFS Pharma LLC for up to $82,000. The Company may terminate the license agreement on a country-by-country basis and/or product-by-product basis or in its entirety at any time upon 30 days advance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

written notice to RFS Pharma LLC prior to the launch of any licensed product, or upon 180 days advance written notice to RFS Pharma LLC following the launch of any licensed product. Additionally, upon a material breach of this agreement by either party, if the breaching party fails to cure the material breach during a 90-day period after notice of the breach has been provided, then the non-breaching party may terminate the agreement on a country-by-country or product-by-product basis with respect to the country(ies) and licensed product(s) to which the breach relates.

Operating Lease and Mutual Termination of Lease Agreement—In 1998, the Company entered into an operating lease for office and laboratory space in Tucker, Georgia through October 31, 2008 with C.S. Family, LLC as the lessor, an entity with which Dr. Schinazi is affiliated. For the twelve months ended December 31, 2005, the Company had paid a total of $237,604 to the lessor under this agreement. The Company completed its relocation from Georgia to New Jersey in late 2005 and no longer maintains any operations in Georgia. Effective as of February 7, 2006, the Company entered into a Mutual Termination of Lease Agreement with the lessor, pursuant to which the Company paid $1.4 million (in addition to the balance of its security deposit and including repairs to the facilities) as full and final payment for and satisfaction of all amounts and other obligations due under the operating lease.

License Agreements with Emory University—In 1998, the Company entered into various license agreements with Emory University, including for two of the Company’s product candidates, Racivir and DFC, to pursue the research, development and commercialization of various licensed compounds and related technologies. The Company and Emory University will share in the proceeds, if any, received by the Company related to the development, sublicensing and commercialization of the licensed compounds, including milestone payments, fees, and royalties. Dr. Schinazi is an employee of Emory University and a named inventor of Racivir, DFC and certain of the other licensed compounds and related technologies and may receive a percentage of the milestone payments, fees and royalties paid by the Company to Emory University. In connection with several of these license agreements, the Company issued to Emory University 269,960 shares of redeemable common stock. Such amount was expensed to the consolidated statement of operations for the year ended December 31, 1998.

Consulting Agreement—In June 2005, the Company entered into a consulting agreement with Michael K. Inouye, a member of the Board of Directors. During the nine months ended September 30, 2005, the Company paid approximately $5,450 to Mr. Inouye.

4. INVESTMENTS

The fair value of available-for-sale investments at December 31, 2004 and at September 30, 2005, by contractual maturity, is shown below.

	December 31, 2004	September 30, 2005
Within one year	$53,180,042	$10,757,255
After one year through two years	1,752,157	1,250,138

	$54,932,199	$12,007,393

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments as of December 31, 2004 and September 30, 2005 consisted of the following:

December 31, 2004	Market Value	Cost	Gross Unrealized Holding
			Gains	Losses
Auction securities	$51,450,000	$51,450,000	—	—
Corporate bonds	3,482,199	3,481,883	$4,160	$(3,844)

	$54,932,199	$54,931,883	$4,160	$(3,844)

September 30, 2005	Market Value	Cost	Gross Unrealized Holding
			Gains	Losses
Government securities	$9,956,600	$9,900,000	$56,600	—
Corporate bonds	2,050,793	2,048,623	3,255	$(1,085)

	$12,007,393	$11,948,623	$59,855	$(1,085)

The net unrealized holding gain (loss) on investments, reported as a component of accumulated other comprehensive income in the stockholders’ equity section of the balance sheet, was a gain of $316 and $58,770 at December 31, 2004 and September 30, 2005, respectively.

5. COMPREHENSIVE NET LOSS

Comprehensive net loss consisted of the following:

	Year Ended December 31,		Nine Months Ended September 30,	Three Months Ended December 31, (Unaudited)
	2003	2004	2005	2005
Net loss	$(5,677,301)	$(4,984,120)	$(13,708,784)	$(3,091,501)
Unrealized (loss) gain on available-for-sale investments	(99,021)	(139,221)	58,454	43,267

Comprehensive net loss	$(5,776,322)	$(5,123,341)	$(13,650,330)	$(3,048,234)

6. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31, 2004	September 30, 2005
Lease termination costs	—	$1,458,879
Accrued compensation	$196,218	456,764
Accrued accounting fees	295,443	394,335
Accrued legal fees	227,881	371,373
Accrued license fees	—	390,000
Other accrued expenses	517,149	799,013

	$1,236,691	$3,870,364

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. CONTRACT REVENUE AGREEMENTS

The following is a reconciliation between cash payments received under contract revenue agreements and contract revenue reported:

	Year Ended December 31,		Nine Months Ended September 30,	Three Months Ended December 31, (Unaudited)
	2003	2004	2005	2004	2005
Cash received	$6,278,279	$8,575,000	$3,626,939	$8,046,369	$423,061
Deferred	(6,250,000)	(8,000,000)	(2,125,000)	(8,000,000)	(375,000)
Amortization	480,770	1,632,788	2,217,165	551,058	784,690

Contract revenue	$509,049	$2,207,788	$3,719,104	$597,427	$832,751

The Company recorded revenue from the collaboration agreement with Incyte comprising 94.4%, 88.0% and 92.5% of total revenue in the years ended 2003 and 2004 and the nine months ended September 30, 2005, respectively. No other customer accounted for 10% or more of the Company’s total revenue in the periods presented herein.

Hoffmann-La Roche Inc.—In October, 2004, the Company entered into a collaboration and license agreement with Hoffman-La Roche Inc. (“Roche”) to develop PSI-6130, PSI-6130 pro-drugs and chemically related nucleoside polymerase inhibitors for all indications, including the treatment of chronic HCV infections. Roche paid the Company an up-front payment of $8.0 million and has agreed to pay future research and development costs. The up-front payment has been recorded as deferred revenue and is being amortized over the estimated development period. Roche has also agreed to make milestone and commercialization payments to the Company for PSI-6130 and its pro-drugs, the lead nucleoside compound of the collaboration, assuming successful development and marketing in Roche’s territories. The portion of the above payments recorded as deferred revenue on the Company’s balance sheet and not yet recognized as revenue as of December 31, 2004 and September 30, 2005 was $7,809,520 and $8,799,086, respectively.

In addition, the Company will receive royalties paid as a percentage of total annual net product sales, if any, and the Company will be entitled to receive one time performance payments should net sales from the product exceed specified thresholds.

The Company granted Roche worldwide rights, excluding Latin America and South Korea, to PSI-6130 and its related compounds. The Company retained certain co-promotion rights in the United States. The Company will be required to pay to Roche royalties on net product sales, if any, in the territories the Company has retained. Roche will fund research related to the collaboration. Roche will fund and the Company will be responsible for preclinical work, the IND filing, and the initial clinical trial, while Roche will manage other preclinical studies and clinical development. Roche has reimbursed the Company for $68,232 and $1,222,808 in the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively, under this agreement.

The Company also granted Roche an option to license from it additional nucleoside polymerase inhibitors related to PSI-6130 and its pro-drugs and other product candidates developed through their research collaboration. If options for these compounds are exercised, the Company would receive option exercise fees and could receive additional milestone payments under the agreement, in addition to royalties paid as a percentage of total annual net product sales, if any.

The agreement will terminate once there are no longer any royalty or payment obligations. Additionally, Roche may terminate the agreement in whole or in part by providing six months’ written notice to the Company.

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Otherwise, either party may terminate the agreement in whole or in part in connection with a material breach of the agreement by the other party that is not timely cured. In the event of termination, Roche must assign or transfer to the Company all regulatory filings, trademarks, patents, preclinical and clinical data related to this collaboration.

In conjunction with the agreement, Roche purchased $4.0 million in shares of the Company’s Series R redeemable convertible preferred stock and received warrants to purchase up to an additional 470,588 shares of Series R-1 redeemable convertible preferred stock. These shares and warrants were recorded at fair value for financial reporting purposes.

Incyte Corporation—In September 2003, the Company entered into a collaborative and license agreement with Incyte to develop and commercialize DFC for the treatment of HIV. The Company received an upfront payment of $6.25 million as a license fee, partial reimbursement for past development study and patent costs and in-process research and development. The upfront payment and related license and other direct costs have been amortized over the estimated time to Food and Drug Administration (“FDA”) approval of the drug, which coincides with the period over which the Company must provide advisory services related to the development and regulatory approval of the drug.

On April 3, 2006, Incyte announced its decision to discontinue its development of DFC. Incyte has notified the Company of its intention to terminate the Company’s license agreement and return its rights related to DFC to the Company. The Company intends to analyze the clinical data on DFC generated by Incyte and will decide whether to further pursue development of DFC after it has completed this analysis.

Under the agreement, the Company was to have received milestone payments and royalties on sales of the approved product. Incyte was responsible for all clinical development, patent and commercialization costs. The portion of the above payments recorded as deferred revenue on the Company’s balance sheet and not yet recognized as revenue as of December 31, 2004 and September 30, 2005 was $4,326,922 and $3,245,191, respectively.

8. IN-LICENSE AGREEMENTS

Bukwang Pharmaceutical Company Ltd.—In June 2005, the Company entered into a collaboration and license agreement with Bukwang Pharm. Co., Ltd. (“Bukwang”) to develop and commercialize clevudine. Bukwang granted the Company exclusive rights to develop, manufacture, and market clevudine in North America, Europe, Central and South America, the Caribbean, and Israel. Bukwang retained rights to the rest of the world, excluding those Asian territories which were licensed to Eisai Company Ltd. (“Eisai”) in November 2004.

The Company paid Bukwang an up-front payment of $6.0 million, which was included in research and development expenses in the nine months ended September 30, 2005, and may pay performance-based milestone payments and future royalties on net sales. The up-front and certain milestone payments have been expensed as incurred as no alternative use exists. The Company has the right to use the clinical data generated by Bukwang or Eisai, as well as all historical data collected by the prior licensee, Triangle Pharmaceuticals (acquired by Gilead Sciences in 2003) or Gilead Sciences. The Company will be responsible for conducting any future clinical trials, regulatory filings, and the commercialization of clevudine in its territories. Bukwang and Eisai are responsible for all ongoing clinical trials, regulatory filings, and the commercialization of clevudine in their respective territories. The Company’s collaboration and license agreement with Bukwang will terminate once there are no longer any royalty obligations. The Company may terminate the agreement by providing six months written notice to Bukwang. In addition, either party may terminate the agreement if the other party commits a material breach of the agreement that is not timely cured. In the event of termination at will by the Company or for the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s breach, the Company must license or transfer to Bukwang all regulatory filings, trademarks, patents, preclinical and clinical data related to this agreement. In the event of termination for a breach by Bukwang, Bukwang must license or transfer to the Company all patents, know-how, and manufacturing processes related to this agreement.

On June 23, 2005, the Company, along with the University of Georgia Research Foundation, Inc., (“UGARF”), and Yale University (“Yale”), signed a memorandum of understanding with regard to the patents and technology related to clevudine that had been exclusively licensed to Bukwang, and which the Company currently sublicenses from Bukwang. The memorandum of understanding provides that UGARF and Yale will grant the Company a license to these patents and technology in the event that the primary license with Bukwang is terminated, provided that the reason for such termination does not relate to any breach of the Company’s sublicense by the Company or on the Company’s behalf.

License Agreements with University of Georgia Research Foundation, Inc., Emory University and UAB Research Foundation, Inc.—On December 30, 1998, Emory University (“Emory University”) granted to the Company an exclusive, worldwide license to make, have made, use, import, offer for sale and sell medical products based on a compound now known as DFC, including certain of its analogs and derivatives. In September 2003, the Company sublicensed the rights to DFC in certain territories to Incyte, under a collaboration and license agreement described in Note 7. On February 19, 1999, the Company issued 100,000 shares of its redeemable common stock to Emory University. The fair value was expensed in the consolidated statement of operations for the year ended December 30, 1999. In addition, the Company agreed to pay Emory University a certain percentage of milestone payments and royalties that the Company receives from Incyte.

On December 8, 1998, Emory University granted the Company an exclusive, worldwide license pursuant to a license agreement (“Racivir License Agreement”) to make, have made, use, import, offer for sale and sell drug products based on a specified range of mixtures of (–) – FTC and (+) – FTC (“enriched FTC”), which includes the mixture that the Company is developing as Racivir. As part of the consideration for this agreement, the Company issued to Emory University 100,000 shares of redeemable common stock, and agreed to pay Emory University royalties as a percentage of net product sales. The Company subsequently issued to Emory University an additional 19,960 shares of redeemable common stock pursuant to an anti-dilution provision in the agreement. The Company may also pay Emory University up to an aggregate of $1.0 million in future marketing milestone payments. The agreement will expire upon the expiration of all licensed patents.

In a license agreement relating to emtricitabine that Emory University entered into with Triangle Pharmaceuticals, now Gilead Sciences, Inc., or Gilead, in 1996 (“Emory/Gilead License Agreement”), Emory University previously had granted a right of first refusal to Gilead that is applicable to any license or assignment relating to enriched FTC (which includes Racivir). The terms of this right of first refusal contains an exception permitting Emory University to license or assign its rights in respect of enriched FTC to any of the inventors (which included two of the founders of the Company) or to any corporate entity formed by or on behalf of the inventors for purposes of clinically developing enriched FTC so long as the licensee agrees in writing to be bound by the terms of Gilead’s right of first refusal to the same extent as Emory University. The Company’s license to Racivir was granted to the Company by Emory University pursuant to this exception and therefore the Company is bound by the terms of Gilead’s right of first refusal to the same extent as Emory University.

In March 2004, the Company entered into a supplemental agreement with Emory University in which it and Emory University agreed that, prior to any commercialization of enriched FTC by the Company, or by any licensee or assignee of the Company’s rights under the Racivir License Agreement, the Company and Emory University would adhere strictly to the terms of the right of first refusal granted to Gilead in the Emory/Gilead

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

License Agreement and offer to Gilead the same terms and conditions under which the Company, its licensee or assignee, propose to commercialize enriched FTC. Therefore, before the Company could enter into a commercialization agreement for Racivir with a third party or commercialize Racivir on its own, it would be required to offer Gilead the opportunity to be its commercialization partner on the same terms in which the Company intends, or its prospective partner intends, to commercialize Racivir. It is uncertain whether a third party would be willing to negotiate the terms of a commercialization agreement with the Company knowing that Gilead can take their place as licensee by accepting the negotiated terms and exercising its right of first refusal.

These uncertainties related to the Company’s commercialization rights may result in it being prevented from obtaining the expected economic benefits from developing Racivir. In addition, it could become involved in litigation or arbitration related to its commercialization rights to Racivir in the future.

Under the above license agreements with Emory University regarding DFC and Racivir, the Company is obligated to make minimum royalty payments to Emory University if a new drug registration of a compound resulting from the licensed technology is obtained and the compound is subsequently commercialized. These minimum royalty payments would begin in the second year following an NDA Registration, and continue until the tenth year. The Company may also make marketing milestone payments under each of the two license agreements to Emory University if any products are commercialized and sold.

In 1998 and 2004, the Company entered into various license agreements in addition to those described above with UGARF, Emory University and the University of Alabama at Birmingham Research Foundation, Inc. (collectively, the “Universities”) to pursue the research, development and commercialization of certain human antiviral, anticancer and antibacterial applications and uses of certain specified technologies. Under each of these agreements, the Universities have granted an exclusive right and license under the related patents to the Company. The Company and the Universities will share in any proceeds received by the Company related to internal development or sublicensing of the specified technologies, including milestone payments, fees, and royalties.

In April 2002, the license agreement between UGARF, Emory University, and the Company dated June 16, 1998 was selectively modified to terminate certain technologies and related rights and obligations.

Samchully Pharmaceutical Company, Ltd.—In December 1999, the Company entered into a letter of intent to explore the scope of a strategic alliance relationship with Samchully Pharmaceutical Co., Ltd. (“Samchully”). In connection with the letter of intent, the Company issued to Samchully 454,545 shares of the Company’s Series A convertible preferred stock for $3.30 per share. In 2004 and 2003, the Company purchased $53,750 and $60,560, respectively, of chemicals from Samchully for research purposes. In April 2002, the Company and Samchully entered into a Research Collaboration Agreement for bulk chemicals, precursor materials, and proprietary compound synthesis. This agreement expired in March 2004.

9. REDEEMABLE STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

Series A Convertible Preferred Stock—The Company has authorized 3,200,000 shares of Series A convertible preferred stock (“Series A Preferred Stock”). Series A Preferred Stock is convertible into common stock at the option of each holder, and automatically upon the earlier of the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one, subject to certain anti-dilution adjustments, or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”). Holders of shares of Series A Preferred Stock have voting rights equal to the number of shares of common stock into which such shares are convertible. Shares of Series A Preferred Stock are not entitled to dividends unless declared by the board of directors. In the event the Company is liquidated,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

holders of Series A Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock and redeemable common stock, an amount equal to the amount paid in plus any declared and unpaid dividends.

The Series A Preferred Stock was issued at various times between February 1999 and September 2000 for an aggregate purchase price of approximately $5,630,000.

Series B and C Redeemable Convertible Preferred Stock—The Company has authorized 2,300,000 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”) and 1,357,798 shares of Series C redeemable preferred stock (“Series C Preferred Stock”). Series B Preferred Stock and Series C Preferred Stock are convertible into common stock at the option of each holder, and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one, subject to certain anti-dilution adjustments or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The stockholders’ agreement provides that, on or after August 4, 2009, outstanding shares are redeemable at the option of the holders of a majority of the shares of all preferred stock and a majority of the shares of the Series D Preferred Stock. The shares of Series B and C Preferred Stock are redeemable at an amount equal to the amount paid in, plus declared and unpaid dividends thereon. The redemption rights terminate upon a qualifying underwritten public offering of the Company’s common stock.

The holders of shares of Series B and C Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series B and C Preferred Stock are entitled to dividends, on an as-if converted basis, if the board of directors declares dividends on the common stock. In the event the Company is liquidated, holders of Series B and C Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock, redeemable common stock and Series A, R, D-1 and R-1 Preferred Stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. Series B and C Preferred Stockholders are also entitled to receive a pro rata portion of the amounts paid to common stockholders, on an as-if converted basis. Holders of Series B and C Preferred Stock have a right of first refusal on new shares issued by the Company, pro rata on a fully diluted basis, and on the resale of shares by certain stockholders.

The Series B Preferred Stock was issued in June 1999 for an aggregate purchase price of approximately $3,910,000. The Series C Preferred Stock was issued in February 2001 for an aggregate purchase price of approximately $7,399,999. As of September 30, 2005, $955 and $1,977 remains to be accreted for Series B and Series C Preferred Stock, respectively, over the period remaining to redemption.

Series D Redeemable Convertible Preferred Stock—The Company has authorized 7,843,380 shares of Series D Preferred Stock. Series D Preferred Stock is convertible into common stock at the option of each holder, and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one subject to certain anti-dilution adjustments, or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The stockholders’ agreement provides that, on or after August 4, 2009, outstanding shares are redeemable at the option of the holders of a majority of the shares of all preferred stock and the holders of a majority of the shares of Series D Preferred Stock. The shares of Series D Preferred Stock are redeemable at an amount equal to the amount paid in, plus declared and unpaid dividends thereon. The redemption rights terminate upon a qualifying underwritten public offering of the Company’s common stock.

The holders of shares of Series D Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series D Preferred Stock are entitled to dividends, on an as-if converted basis, if the board of directors declares dividends on the common

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock. The holders of Series D Preferred Stock are also entitled to receive quarterly dividends at a rate equal to 7.5% per annum of the purchase price per share for the Series D Preferred Stock. Such dividends shall begin to accrue on the Series D Preferred Stock commencing on February 4, 2006, and shall thereafter accrue quarterly, whether or not such dividends are declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. In the event the Company is liquidated, holders of Series D Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock, redeemable common stock and Series A, R, R-1 and D-1 Preferred Stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. Series D Convertible Preferred Stockholders are also entitled to receive a pro rata portion of the amounts paid to common stockholders, on an as-if converted basis. Holders of Series D Preferred Stock have a right of first refusal on new shares issued by the Company, pro rata on a fully diluted basis, and on the resale of shares by certain stockholders. The Series D Preferred Stock was issued in August 2004 for an aggregate purchase price of approximately $40,001,238. As of September 30, 2005, $1,264,939 remains to be accreted for Series D Preferred Stock over the period remaining to redemption.

Series D-1 Warrants—In conjunction with the Series D financing in August 2004, the Company authorized the issuance of Series D-1 warrants to purchase 1,254,960 shares of Series D-1 convertible preferred stock (“Series D-1 Preferred Stock”) at an exercise price of $0.10 per share. Series D-1 warrants become exercisable August 4, 2006 and expire August 4, 2009. Series D-1 warrants are subject to earlier termination pursuant to the completion of either a qualifying underwritten public offering of the Company’s common stock or a qualifying merger or acquisition on or before the expiration date. The fair value of these warrants on the effective date of the Series D financing was estimated using the Black-Scholes option-pricing methodology.

If the warrants are exercised, the Series D-1 Preferred Stock is convertible into Common Stock at the option of the Holder and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one subject to certain anti-dilution adjustments, or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The par value of the Series D-1 Preferred Stock is $0.001.

The holders of shares of Series D-1 Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series D-1 Preferred Stock are entitled to dividends, on an as-if converted basis, if the board of directors declares dividends on the common stock. In the event the Company is liquidated, holders of Series D-1 Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock and redeemable common stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. Series D-1 Preferred Stockholders are also entitled to receive a pro rata portion of the amounts paid to common stockholders, on an as-if converted basis.

Series R Redeemable Convertible Preferred Stock—The Company has authorized 400,000 shares of Series R redeemable preferred stock (the “Series R Preferred Stock”). Series R Preferred Stock is convertible into common stock at the option of the holder, and automatically upon the completion of a qualifying underwritten public offering of the Company’s common stock, at an initial conversion ratio of one-to-one subject to certain anti-dilution adjustments or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The stockholders’ agreement provides that, on or after August 4, 2009, outstanding shares are redeemable at the option of the holders of a majority of all preferred stock and a majority of the Series D Preferred Stock. The shares of Series R Preferred Stock are redeemable at an amount equal to the amount paid in, plus declared and unpaid dividends thereon. The redemption rights terminate upon a qualifying underwritten public offering of the Company’s common stock.

The holders of shares of Series R Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series R Preferred Stock are entitled to dividends, on an as-if converted basis, when the board of directors declares dividends to holders of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock. In the event the Company is liquidated, holders of Series R Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock and redeemable common stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. The Series R Preferred Stock was issued in October 2004 for an aggregate purchase price of $4,000,000. As of September 30, 2005, $200,850 remains to be accreted for Series R Preferred Stock over the period remaining to redemption.

Series R-1 Warrants—In conjunction with the issuance of Series R Preferred Stock in October 2004, the Company issued warrants to purchase 470,588 shares of Series R-1 Redeemable Convertible Preferred Stock (“Series R-1 Preferred Stock”) at an exercise price of $12.75 per share. Series R-1 Warrants became exercisable October 26, 2004 and expire October 26, 2006. Series R-1 warrants are subject to earlier termination pursuant to either any underwritten public offering of the Company’s common stock or a merger or acquisition on or before the expiration date. The fair value of these warrants on the effective date of the Series R financing was estimated using the Black-Scholes option-pricing methodology.

If the warrants are exercised, the Series R-1 Preferred Stock is convertible into Common Stock at the option of the Holder at an initial conversion ratio of one-to-one subject to certain anti-dilution adjustment or upon the vote of the holders of two-thirds of the shares of all preferred stock and the holders of two-thirds of the shares of Series D Preferred Stock. The stockholders’ agreement provides that, on or after August 4, 2009, outstanding shares are redeemable at the option of the holders of a majority of the shares of all preferred stock and a majority of the shares of Series D Preferred Stock. The shares of Series R-1 Preferred Stock are redeemable at an amount equal to the amount paid in, plus declared and unpaid dividends thereon. The redemption rights terminate upon a qualifying underwritten public offering of the Company’s common stock. The par value of the Series R-1 Preferred Stock is $0.001 per share.

The holders of shares of Series R-1 Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Holders of Series R-1 Preferred Stock are entitled to dividends, on an as-if converted basis, if the board of directors declares dividends on the common stock. In the event the Company is liquidated, holders of Series R-1 Preferred Stock are entitled to receive, prior to and in preference to the holders of common stock and redeemable common stock, an amount equal to the initial amount paid in plus any declared and unpaid dividends. Series R-1 Preferred Stockholders are also entitled to receive a pro rata portion of the amounts paid to common stockholders, on an as-if converted basis.

Preferred Stock Accretion—Preferred stock accretion was $1,223,672 for the nine months ended September 30, 2005 and $532,614 and $37,084 for the years ended December 31, 2004 and 2003. The increase in 2004 was attributable to the issuance of Series D preferred stock in August 2004 and Series R preferred stock in October 2004. The increase in 2005 was attributable to the conversion of preferred stock to common stock in June 2005.

Redeemable Common Stock—In connection with various license agreements entered into in 1998, the Company issued to Emory University (see Note 3) and University of Georgia Research Foundation Inc. 269,960 and 50,000 shares, respectively, of redeemable common stock. Redeemable common stock is redeemable at the option of the holder, at fair market value as determined by an independent appraisal. These redemption rights terminate upon the completion of a registered public offering of the Company’s common stock.

Common Stock—In 1998, the Company issued 5,740,000 shares of common stock to various key employees and founders of the Company at $0.001 per share. Common stock holders are entitled to receive dividends, subject to the dividend rights of certain preferred shares, if declared by the board of directors. On June 15, 2005, a total of 8,760,887 shares of preferred shares were converted to 8,784,072 shares of common stock. The difference between the number of preferred and common stock converted is due to an anti-dilution adjustment for the Series C Redeemable Convertible Preferred Stock.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At September 30, 2005, the Company has reserved (a) 8,014,136 shares of common stock for issuance upon the conversion of all series of preferred stock and (b) 3,174,838 shares of common stock for issuance upon the exercise of outstanding common stock options.

The following table summarizes the Company’s redeemable stock as of December 31, 2005:

Name of Issue in Order of Liquidation Preference Rank	Liquidation Value	Number of Redeemable Shares Outstanding	Number of Common Share Equivalents
Series B Preferred Stock	$625,598	367,999	367,999
Series C Preferred Stock	1,997,997	366,606	375,181
Series D Preferred Stock	12,778,999	2,505,686	2,505,686
Series R Preferred Stock	4,000,000	400,000	400,000
Redeemable Common Stock	979,078	319,960	319,960

	$20,381,672	3,960,251	3,968,826

10. STOCK COMPENSATION

During 1998, the Company established a stock option plan (the “Plan”) which, as amended, provides for the grant of up to 1,500,000 options to purchase the Company’s common stock to employees, directors, advisors, and consultants at per share exercise prices equal to the fair values of the shares on the dates of grant. In April and August 2004, the Plan was amended to allow for the grant of up to 2,000,000 and 3,675,522 options, respectively to purchase the Company’s common stock. Generally, options granted under the Plan have a contractual life of 10 years and vest pro rata over a four (4) year term. A summary of the Company’s stock option activity under the Plan is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding—January 1, 2003	1,175,700	$2.63
Granted	82,000	4.50
Forfeited	(42,750)	4.22

Outstanding—December 31, 2003	1,214,950	2.70
Granted	1,536,973	2.12
Exercised	(151,000)	1.68
Forfeited	(64,640)	3.39

Outstanding—December 31, 2004	2,536,283	2.39
Granted	1,004,650	2.00
Exercised	(311,356)	2.22
Forfeited	(54,739)	3.52

Outstanding—September 30, 2005	3,174,838	2.27
Exercised (unaudited)	(81,276)	1.75

Outstanding—December 31, 2005 (unaudited)	3,093,562	$2.28

Exercisable—January 1, 2003	693,950	$1.88

Exercisable—December 31, 2003	906,950	$2.15

Exercisable—December 31, 2004	898,310	$2.56

Exercisable—September 30, 2005	1,031,613	$2.55

Exercisable—December 31, 2005 (Unaudited)	1,069,024	$2.62

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The range of exercise prices of options outstanding at December 31, 2005 was $1.00 to $5.45. The weighted average remaining contractual life of options outstanding at December 31, 2005 was 7.67 years. The Company recognized compensation expense of $455,066, ($12,709), $141,157, ($77,957) and $71,923 in the years ended December 31, 2003 and 2004, the nine months ended September 30, 2005 and the three months ended December 31, 2004 and 2005, respectively, related to options issued to non-employees and certain employees. At September 30, 2005 and December 31, 2005, $1,084,497 and $1,012,881, respectively, of deferred stock-based compensation expense related to employee stock options remained unamortized. There was no deferred stock-based compensation expense related to employee stock options at December 31, 2003 and 2004.

	Outstanding December 31, 2005 (Unaudited)			Exercisable December 31, 2005 (Unaudited)
Exercise Price	Number of Options	Weighted– Average Remaining Contractual Life (in Years)	Weighted– Average Exercise Price	Number of Options	Weighted– Average Exercise Price
$1.00–1.99	436,750	3.39	$1.11	436,750	$1.11
2.00–2.99	2,145,752	8.91	2.01	202,214	2.10
3.00–3.99	37,500	4.26	3.30	37,500	3.30
4.00–4.99	424,560	6.36	4.40	343,560	4.38
5.00–5.45	49,000	5.65	5.45	49,000	5.45

During the years ended December 31, 2003 and 2004, the nine months ended September 30, 2005 and the three months ended December 31, 2004 and 2005, the Company has granted stock options to employees at exercise and purchase prices deemed by the board of directors to be equal to the fair value of the common stock at the time of grant. The fair value of the common stock at the time of grant was determined by the board of directors at each stock option measurement date based on a variety of factors including the Company’s financial position and historical financial performance, the status of developments within the Company, the composition and ability of the current research and development and management team, an evaluation and benchmark of the Company’s competitors, the current climate in the marketplace, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others. In preparation for the Company’s planned initial public offering, a retrospective analysis of the fair value of the common stock at option grant dates during 2005 using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA) titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation” resulted in an increase in stock compensation expense for 2005.

During the years ended December 31, 2003 and 2004, the Company granted 50,000 and 6,000 options, respectively, to non-employees that are accounted for in accordance with SFAS No. 123 and EITF No. 96-18. The fair value of these awards on the initial grant date was estimated using the Black-Scholes option-pricing methodology and was $187,410 and $21,968 respectively.

11. INCOME TAXES

Income tax expense consisted of current expense of $336,652 and $17,343 in the years ended December 31, 2003 and 2004, respectively. Income tax expense in 2003 is comprised principally of United States withholding taxes on certain license payments from unrelated parties to the Company and income tax generated on taxable income in the United States. The income tax expense for 2004 represents current federal and state income taxes on the taxable income generated by the Georgia subsidiary prior to its merger into the Company.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pretax income (loss) attributable to foreign and domestic operations is summarized below:

	December 31,		September 30,
	2003	2004	2005
U.S. operations	$361,729	$(3,197,656)	$(13,708,784)
Barbados operations	(5,702,378)	(1,769,121)	—

	$(5,340,649)	$(4,966,777)	$(13,708,784)

The reconciliation between the Company’s effective tax rate and the federal statutory rate is as follows:

	December 31,		September 30,
	2003	2004	2005
Federal tax	(34.0)%	(34.0)%	(34.0)%
Foreign tax	6.1	0.0	0.0
State tax	0.3	(2.6)	(4.0)
Research & development credits	(0.9)	(1.2)	0.0
Change in valuation allowance	34.6	37.8	37.4
Stock compensation	0.0	0.0	0.5
Other	0.2	0.4	0.1

Effective tax rate	6.3%	0.4%	0.0%

The Company was originally organized in 1998 as a Barbados limited company, Pharmasset, Ltd., under Section 10 of the International Business Companies Act of Barbados. The Company was subject to United States withholding tax of 5% under the United States-Barbados tax treaty for United States sourced royalties paid to a Barbados company.

Pharmasset Ltd. owned a Georgia subsidiary which conducted research and development in the United States under a contract research and development agreement with the Company. Prior to June 8, 2004, only the Georgia subsidiary was subject to United States income taxes. The Company became domesticated as a corporation under the laws of the State of Delaware on June 8, 2004 as Pharmasset, Inc., on a tax-free basis with a carryover of the tax basis of its assets, and Pharmasset, Ltd. was dissolved on June 21, 2004. A portion of the losses incurred by Pharmasset, Ltd. prior to the domestication have been capitalized and are to be amortized to offset future taxable income, if any, in the United States and a portion of these losses can not be utilized in the United States. On July 23, 2004, the Georgia subsidiary was merged into the Company.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets (liabilities) consist of the following:

	December 31,		September 30,
	2003	2004	2005
Deferred tax assets:
Capitalized research & development	$1,840,250	$2,415,388	$2,176,070
Net operating loss carryforwards	—	1,526,367	1,598,314
Payments received in collaborations	1,961,539	1,644,231	4,373,263
Clevudine licensing	—	—	2,166,000
Stock compensation	155,623	168,096	162,056
Accrued liabilities	—	223,659	756,427
Research & Development tax credits	195,734	138,159	138,159
Straight line rent	31,641	30,233	27,205
Depreciation	27,043	60,747	—

Gross deferred tax assets:	4,211,830	6,206,880	11,397,494

Deferred tax liabilities:
Incyte license fee	(188,308)	(157,846)	(118,384)
Depreciation	—	—	(93,566)
Accrued liabilities	(23,715)	—	—

Gross deferred tax liabilities:	(212,023)	(157,846)	(211,950)
Valuation allowance	(3,999,807)	(6,049,034)	(11,185,544)

Net deferred tax asset	$—	$—	$—

As of September 30, 2005, the Company has United States federal net operating loss carryforwards of approximately $4.2 million available to offset future taxable income, if any. As of September 30, 2005 the Company also had research and development tax credits of approximately $138,000 available to offset future tax liabilities. The loss carryovers and the research and development tax credits expire over a period of 2015 to 2024. The Barbados net operating losses effectively do not carry over as the Company does not anticipate conducting future business in that country. The Company established a full valuation allowance on its net deferred tax assets as it is more likely than not that such tax benefits will not be realized.

The Company’s effective tax rate for the quarter ended December 31, 2005 was zero, as the Company experienced a loss in the period and has not recorded any tax benefits of these losses, since it is more likely than not that such tax benefits will not be realized. The net deferred tax asset for the quarter ended December 31, 2005 remains fully offset by a valuation allowance.

12. RELOCATION

During the third quarter of 2005, the Company moved its corporate headquarters, laboratory operations and employees from Tucker, Georgia to Princeton, New Jersey. As of September 30, 2005, the Company incurred $0.8 million in relocation related expenses, $1.4 million in lease termination expenses, the write-off of $0.7 million of leasehold improvements at the Georgia facility and $0.5 million in construction in process at the new facility in New Jersey.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. COMMITMENTS AND CONTINGENCIES

On May 23, 2005, the Company entered into an operating lease for office and laboratory space through May 22, 2010, in Princeton, New Jersey. Monthly lease payments of $65,650 began May 23, 2005.

In August, 2005, the Company entered into a construction contract to improve the laboratory facilities at its Princeton, New Jersey site. The total cost of this contract is estimated to be $1,950,000.

On February 7, 2006, the Company terminated its lease on its office and laboratory space in Atlanta, Georgia with a lease termination payment of $1,398,000 (see Note 3). The lessor is an entity with which Dr. Schinazi is affiliated.

Future minimum lease occupancy and termination payments under operating leases at September 30, 2005, consist of the following:

2006	$2,266,378
2007	787,797
2008	787,797
2009	787,797
2010	309,189

Total minimum lease payments	$4,938,958

Rent expense under operating leases was $226,991, $226,996 and $432,194 in the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005, respectively. All rent expense in 2003 and 2004, and $177,317 of the rent expense in the nine months ended September 30, 2005 was paid to C.S. Family, LLC, a related party.

14. EMPLOYEE SAVINGS AND DEFERRED COMPENSATION PLANS

The Company maintains a contributory employee savings plan (401(k) Plan) for its employees. Under the plan, the Company matches certain employee contributions at the discretion of the board of directors. Expense under the plan was $29,169 and $27,185 in 2003 and 2004, respectively. On January 11, 2006, the Company elected to implement a new 401(k) plan which provides for, among other things, a discretionary employer match of 50 cents on every dollar each contributing employee contributes under the plan up to a maximum annual amount of 6% of such employee’s salary or the applicable federal limit, whichever is lower, such discretionary match being made automatically unless action is taken by the compensation committee to cancel the match for a given year.

The Company maintained a Deferred Compensation Plan until December 31, 2004. Since then, no additional deferrals have been made, and it was terminated on April 11, 2006. Under the plan, certain employees and board members could elect to defer all or a portion of their compensation until retirement or a public offering of the Company’s stock, which ever came first. The amounts deferred could be invested in an interest bearing cash account or in common or Series A convertible preferred stock. The Company deferred $199,785 and $100,934 in 2003 and 2004, respectively, for the future issuance of 55,177 shares of Series A Preferred Stock. On October 1, 2005, the Company issued the 55,177 shares of Series A Preferred Stock to the participants of the plan.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited quarterly financial data for the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

(In thousands, except per share data)	Revenue	Net Loss	Net Loss Attributable to Common Stockholders	Diluted Net Loss Attributable to Common Stockholders Per Share
Year Ended December 31, 2004
First Quarter	$457	$(1,048)	$(1,057)	$(0.17)
Second Quarter	1,312	(588)	(597)	(0.10)
Third Quarter	387	(1,690)	(1,893)	(0.31)
Fourth Quarter	597	(1,658)	(1,970)	(0.32)
Nine Months Ended September 30, 2005
First Quarter	731	(1,738)	(2,057)	(0.33)
Second Quarter	731	(2,815)	(3,604)	(0.45)
Third Quarter	2,257	(9,156)	(9,271)	(0.60)
Year Ended September 30, 2006
First Quarter	833	(3,092)	(3,207)	(0.21)

Basic and diluted net loss per common share are identical since common equivalent shares are excluded from the calculation as their effect is antidilutive.

PHARMASSET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. RESTATEMENT

The Company’s management determined, subsequent to their issuance, that the Company’s 2003 consolidated statements of operations and consolidated statements of cash flows should be restated to (i) record as an expense in the statement of operations of $288,460 of previously capitalized withholding tax deducted by Incyte from the upfront payment made to the Company in September 2003 pursuant to the collaboration agreement between the Company and Incyte, (ii) present investment activity on a gross basis in the statement of cash flows, (iii) classify certain items of cash and cash equivalents to investments in the statement of cash flows and (iv) correct certain other items which, when restated, decreased research and development expense by $154,610, reduced general and administrative expense by $36,827 and increased net loss by $44,492, as shown in detail in the table below.

The following table shows, for each of the items adjusted in the 2003 consolidated statements of operations and consolidated statements of cash flows, the amounts as they were previously reported and as they have been restated in the current accompanying consolidated financial statements.

	Year Ended December 31, 2003
	As Previously Reported	Effect of Adjustment	As Restated
Consolidated Statement of Operations:
Research and development	$4,963,384	$(154,610)	$4,808,774
General and administrative	1,797,716	(36,827)	1,760,889
Total costs and expenses	6,761,100	(191,437)	6,569,663
Operating loss	(5,713,740)	191,437	(5,522,303)
Investment income, net	181,293	361	181,654
Loss before income taxes	(5,532,447)	191,798	(5,340,649)
Provision for income taxes	100,362	236,290	336,652
Net loss	(5,632,809)	(44,492)	(5,677,301)

Consolidated Statement of Cash Flows:
Net loss	$(5,632,809)	$(44,492)	$(5,677,301)
Depreciation	311,836	(35,608)	276,228
Amortization	—	46,160	46,160
Non-cash stock compensation	432,561	22,505	455,066
Realized gain on sale of investments	(118,256)	118,256	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(174,021)	351,917	177,896
Deferred license costs	(842,300)	288,460	(553,840)
Accounts payable	270,336	(49,417)	220,919
Accrued expenses	(56,479)	(58,852)	(115,331)
Accrued taxes	(95,986)	20,885	(75,101)
Net cash provided by operating activities	66,923	659,814	726,737
Purchase of investments	(217,606)	(17,326,881)	(17,544,487)
Proceeds from sale of investments	—	16,050,449	16,050,449
Net cash (used in) investing activities	(264,304)	(1,276,432)	(1,540,736)
Net (decrease) in cash and cash equivalents	(197,381)	(616,618)	(813,999)
Cash and cash equivalents—Beginning of period	3,507,114	(870,535)	2,636,579
Cash and cash equivalents—End of period	3,309,733	(1,487,153)	1,822,580

             Shares

Common Stock

PROSPECTUS

                    , 2006

Banc of America Securities LLC	UBS Investment Bank

JMP Securities

Until                     , 2006, all dealers that buy, sell or trade in shares of our common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

SEC Registration Fee		$8,025
NASD Filing Fee		8,000
Nasdaq National Market Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accountants’ Fees and Expenses		*
NASD Legal Fees and Blue Sky Fees and Expenses		*
Transfer Agent and Registrar’s Fees		*
Miscellaneous Fees		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its officers, directors and certain other persons to the extent and under the circumstances set forth therein.

The Registrant’s restated certificate of incorporation and restated bylaws provide that the Registrant will indemnify to the fullest extent authorized by Delaware law, and may advance expenses to, any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, by reason of being or having been a director or officer of the Registrant or serving or having served at the request of the Registrant as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent. The Registrant’s restated bylaws provide that it may indemnify and advance expenses to any of its employees or agents on the same basis on which it is required to indemnify its officers and directors.

The Registrant expects to enter into indemnification agreements with its directors and executive officers prior to completion of this offering.

The Registrant carries insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

The Registrant will agree to indemnify the underwriters and their controlling persons, and the underwriters will agree to indemnify the Registrant and its controlling persons, including directors and executive officers of the Registrant, against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of the Underwriting Agreement that will be filed as an exhibit hereto.

For information regarding the Registrant’s undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Described below is information regarding all unregistered securities of the Registrant sold by the Registrant within the past three years.

1.    As of March 13, 2006, the Registrant has granted stock options to purchase an aggregate of 3,637,194 shares of common stock under its 1998 Stock Plan, as amended, of which 543,632 shares have been exercised or sold at exercise prices ranging from $1.00 to $4.50 per share. These grants and sales were made in reliance upon Rule 701 promulgated under the Securities Act and are deemed to be exempt transactions as sales of an issuer’s securities pursuant to a written plan or contract relating to the compensation of such individuals, and upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

2.    On August 4, 2004, the Registrant issued and sold an aggregate of 7,843,380 shares of Series D preferred stock at a purchase price of $5.10 per share to Burrill Life Sciences Capital Fund, L.P., Burrill Indiana Life Sciences Capital Fund, L.P., BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1999 LLC, MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM Asset Management Investors 2004 BVIII LLC, TVM V Life Sciences Ventures GmbH & Co. KG, MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership and CDIB BioScience Ventures I, Inc. The issuance and sale of such shares of Series D preferred stock were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

3.    On August 4, 2004, the Registrant issued to Burrill Life Sciences Capital Fund, L.P., Burrill Indiana Life Sciences Capital Fund, L.P., BB BioVentures L.P., MPM BioVentures Parallel Fund, L.P., MPM Asset Management Investors 1999 LLC, MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM Asset Management Investors 2004 BVIII LLC, TVM V Life Sciences Ventures GmbH & Co. KG, MDS Life Sciences Technology Fund II NC Limited Partnership, MDS Life Sciences Technology Fund II Quebec Limited Partnership, MLII Co-Investment Fund NC Limited Partnership and CDIB BioScience Ventures I, Inc. warrants to purchase an aggregate of 1,254,960 shares of Series D-1 convertible preferred stock at an exercise price of $0.10 per share. The issuance and sale of such warrant, and the shares of Series D-1 convertible preferred stock issuable upon the exercise thereof, were made in reliance upon Section 4(2) of the Securities Act.

4.    On October 26, 2004, the Registrant issued and sold 400,000 shares of Series R preferred stock at a purchase price of $10.00 per share to Hoffmann-La Roche Inc. The issuance and sale of such shares of Series R preferred stock were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

5.    On October 26, 2004, the Registrant issued to Hoffmann-La Roche Inc. a warrant to purchase an aggregate of 470,588 shares of Series R-1 preferred stock at an exercise price of $12.75 per share. The issuance and sale of such warrant, and the shares of Series R-1 preferred stock issuable upon the exercise thereof, were made in reliance upon Section 4(2) of the Securities Act.

6.    On March 31, 2005, the Registrant issued and sold 150,000 shares of common stock at $2.00 per share for an aggregate purchase price of $300,000 to Kurt Leutzinger, the Registrant’s Chief Financial Officer. The issuance and sale of such shares was made in reliance upon Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

(a) Exhibits:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering

3.3	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

4.1*	Specimen certificate for shares of common stock

4.2	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series D-1 Shares)

4.3	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series R-1 Shares)

4.4	Pharmasset, Ltd. 1998 Stock Plan, as amended

4.5	Second Amended and Restated Stockholders’ Agreement, dated as of August 4, 2004, among the Registrant and the parties named in Schedule A thereto

4.6	First Amendment and Joinder to Second Amended and Restated Stockholders’ Agreement, dated as of October 26, 2004, among the Registrant, Hoffmann-La Roche Inc. and the signatories thereto

4.7	Waiver Agreement and Second Amendment to Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant and the signatories thereto

4.8	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, RFS Partners, L.P. and Raymond F. Schinazi

4.9	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, the Raymond F. Schinazi 2005 Qualified Annuity Trust and Raymond F. Schinazi

4.10	Stock Purchase Agreement and Letter of Intent, dated December 11, 1999, between Pharmasset, Ltd. and Samchully Pharmaceutical Co., Ltd.

5.1*	Opinion of Shearman & Sterling LLP

10.1†	Collaboration Agreement, dated October 29, 2004, between F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. and the Registrant

10.2†	License Agreement dated June 23, 2005 between Bukwang Pharm. Co., Ltd. and the Registrant

10.3	Memorandum of Understanding dated June 23, 2005, between The University of Georgia Research Foundation, Inc., Yale University and the Registrant

10.4†	Exclusive Patent and Know How License Agreement, dated April 24, 2003, by and between Primagen Holding B.V. and the Registrant

10.5†	Non-Exclusive Sublicense Agreement, dated August 26, 2005, between Apath, L.L.C. and the Registrant

10.6†	License Agreement, dated March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi, Dr. Mahmoud H. el Kouni and Dr. Fardos N. M. Naguib

10.7†	License and Consulting Agreement, dated March 26, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi and Dr. Craig L. Hill

Exhibit Number	Description
10.8†	License Agreement, dated December 30, 1998, between Emory University and Pharmasset, Ltd.

10.9†	License Agreement, dated December 8, 1998, between Emory University and Pharmasset, Ltd.

10.10†	License Agreement, dated February 10, 2006, by and between RFS Pharma LLC and the Registrant

10.11	First Amendment to License Agreement, dated February 13, 2006, by and between RFS Pharma LLC and the Registrant

10.12†	Second Amendment to License Agreement, dated as of August 29, 2003, between Emory University and Pharmasset, Ltd.

10.13	Termination and Reinstatement Agreement, dated as of June 9, 1999, between Emory University and Pharmasset, Ltd.

10.14	Supplemental Agreement to the License Agreement, dated as of March 26, 2004, between Emory University and Pharmasset, Ltd.

10.15	Employment Agreement, dated as of June 15, 2004, between the Registrant and Peter Schaefer Price

10.16	Employment Agreement, dated as of December 9, 2002, between the Registrant and Abel De La Rosa, Ph.D.

10.17	Employment Agreement, dated as of January 10, 2005, between the Registrant and Mark Meester

10.18	Lease dated as of May 18, 2005, between 300 CRA LLC and the Registrant

10.19	Mutual Termination of Lease Agreement, dated as of February 7, 2006, between C.S. Family, LLC and the Registrant

10.20	Settlement Agreement and Mutual General Release, dated as of February 14, 2006, among the Registrant, Raymond F. Schinazi and the other signatories thereto

10.21*	Form of Indemnity Agreement for Directors and Officers

10.22	Consulting Agreement, dated June 28, 2005, between Michael K. Inouye and the Registrant

16.1	Letter Regarding Change in Certifying Accountant

23.1*	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included in the signature pages to the Registration Statement)

*	To be filed by amendment.
†	Confidential treatment requested as to certain portions.

(b) Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Financial Statements and notes thereto.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, New Jersey, on this 8th day of May, 2006.

PHARMASSET, INC.

By:	/S/ P. SCHAEFER PRICE
Name:	P. Schaefer Price
Title:	President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints P. Schaefer Price and Kurt Leutzinger, or either of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/S/ P. SCHAEFER PRICE P. Schaefer Price	President, Chief Executive Officer and Director (principal executive officer)	May 8, 2006

/S/ KURT LEUTZINGER Kurt Leutzinger	Chief Financial Officer (principal financial officer)	May 8, 2006

/S/ G. STEVEN BURRILL G. Steven Burrill	Chairman of the Board of Directors	May 8, 2006

/S/ WILLIAM J. CARNEY, ESQ. William J. Carney, Esq.	Director	May 8, 2006

/S/ ANSBERT S. GÄDICKE, M.D. Ansbert S. Gädicke, M.D.	Director	May 8, 2006

/S/ ALEXANDRA GOLL, PH.D. Alexandra Goll, Ph.D.	Director	May 8, 2006

/S/ ELLIOT F. HAHN, PH.D. Elliot F. Hahn, Ph.D.	Director	May 8, 2006

/S/ MICHAEL K. INOUYE Michael K. Inouye	Director	May 8, 2006

/S/ ROBERT F. WILLIAMSON III Robert F. Williamson III	Director	May 8, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering

3.3	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

4.1*	Specimen certificate for shares of common stock

4.2	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series D-1 Shares)

4.3	Warrant to Purchase Shares of Preferred Stock of Pharmasset, Inc. (Series R-1 Shares)

4.4	Pharmasset, Ltd. 1998 Stock Plan, as amended

4.5	Second Amended and Restated Stockholders’ Agreement, dated as of August 4, 2004, among the Registrant and the parties named in Schedule A thereto

4.6	First Amendment and Joinder to Second Amended and Restated Stockholders’ Agreement, dated as of October 26, 2004, among the Registrant, Hoffmann-La Roche Inc. and the signatories thereto

4.7	Waiver Agreement and Second Amendment to Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant and the signatories thereto

4.8	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, RFS Partners, L.P. and Raymond F. Schinazi

4.9	Joinder to the Second Amended and Restated Stockholders’ Agreement, dated as of February 14, 2006, among the Registrant, the Raymond F. Schinazi 2005 Qualified Annuity Trust and Raymond F. Schinazi

4.10	Stock Purchase Agreement and Letter of Intent, dated December 11, 1999, between Pharmasset, Ltd. and Samchully Pharmaceutical Co., Ltd.

5.1*	Opinion of Shearman & Sterling LLP

10.1†	Collaboration Agreement, dated October 29, 2004, between F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. and the Registrant

10.2†	License Agreement dated June 23, 2005 between Bukwang Pharm. Co., Ltd. and the Registrant

10.3	Memorandum of Understanding dated June 23, 2005, between The University of Georgia Research Foundation, Inc., Yale University and the Registrant

10.4†	Exclusive Patent and Know How License Agreement, dated April 24, 2003, by and between Primagen Holding B.V. and the Registrant

10.5†	Non-Exclusive Sublicense Agreement, dated August 26, 2005, between Apath, L.L.C. and the Registrant

10.6†	License Agreement, dated March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi, Dr. Mahmoud H. el Kouni and Dr. Fardos N. M. Naguib

10.7†	License and Consulting Agreement, dated March 26, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi and Dr. Craig L. Hill

10.8†	License Agreement, dated December 30, 1998, between Emory University and Pharmasset, Ltd.

10.9†	License Agreement, dated December 8, 1998, between Emory University and Pharmasset, Ltd.

Exhibit Number	Description
10.10†	License Agreement, dated February 10, 2006, between RFS Pharma LLC and the Registrant

10.11	First Amendment to License Agreement, dated February 13, 2006, by and between RFS Pharma LLC and the Registrant

10.12†	Second Amendment to License Agreement, dated as of August 29, 2003, between Emory University and Pharmasset, Ltd.

10.13	Termination and Reinstatement Agreement, dated as of June 9, 1999, between Emory University and Pharmasset, Ltd.

10.14	Supplemental Agreement to the License Agreement, dated as of March 26, 2004, between Emory University and Pharmasset, Ltd.

10.15	Employment Agreement, dated as of June 15, 2004, between the Registrant and Peter Schaefer Price

10.16	Employment Agreement, dated as of December 9, 2002, between the Registrant and Abel De La Rosa, Ph.D.

10.17	Employment Agreement, dated as of January 10, 2005, between the Registrant and Mark Meester

10.18	Lease dated as of May 18, 2005, between 300 CRA LLC and the Registrant

10.19	Mutual Termination of Lease Agreement, dated as of February 7, 2006, between C.S. Family, LLC and the Registrant

10.20	Settlement Agreement and Mutual General Release, dated as of February 14, 2006, among the Registrant, Raymond F. Schinazi and the other signatories thereto

10.21*	Form of Indemnity Agreement for Directors and Officers

10.22	Consulting Agreement, dated June 28, 2005, between Michael K. Inouye and the Registrant

16.1	Letter Regarding Change in Certifying Accountant

23.1*	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included in the signature pages to the Registration Statement)

*	To be filed by amendment.
†	Confidential treatment requested as to certain portions.